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DATE : 1/15/03

JSC Uralsvyasinform

Уралсвязьинформ

ГОДОВОЙ ОТЧЕТ
ANNUAL REPORT

2001

СОДЕРЖАНИЕ

УВАЖАЕМЫЕ АКЦИОНЕРЫ!





2001 ГОД стал новой вехой в истории акционерного общества. В третье тысячелетие компания вступила как организатор объединения операторов связи Уральского региона. Этот статус — реальное положение ОАО «Уралсвязьинформ» как лидера телекоммуникационного рынка России.

Подтверждая свою приверженность стратегии долгосрочного роста стоимости акций общества, менеджмент ОАО «Уралсвязьинформ» продолжал осуществлять техническое развитие, расширение спектра услуг, улучшение финансового положения и повышение привлекательности компании для инвесторов.

В результате на 179 км расширилась внутризоновая первичная сеть, преимущественно на основе волоконно-оптических линий. Вследствие этого увеличился объем трафика и качество внутризоновой связи, стала возможной установка базовых станций GSM, размещение узлов доступа в Интернет на территории Пермской области.

Осуществлен первый проект оптической сети доступа емкостью 15,4 тысячи номеров в городе Перми. Он обеспечит массовую телефонизацию и широкий спектр услуг передачи данных. Построенная сеть — прообраз широкополосных сетей доступа.

Важным этапом внедрения новых услуг в секторе передачи данных и комбинирования данных и голоса стало начало реализации проекта мультисервисной сети г. Перми.

Сделан значительный рывок в развитии подвижной связи GSM. Впервые сеть вышла за пределы областного центра и стала доступна во всех крупных городах области. Ее действие постепенно охватывает все автотрассы федерального значения. Число пользователей GSM в прошлом году превысило 50 тысяч (рост по сравнению с предыдущим годом в 5,8 раза).

Значительные инвестиции в местную телефонную сеть и сотовую связь обусловили прирост доходов компании от реализации услуг на 34 процента по сравнению с предыдущим годом. В частности, доля доходов сотовой связи выросла с 17 процентов в 2000 году до 26 процентов в 2001 году. Увеличился удельный вес доходов от предоставления услуг населению соответственно с 45,4 до 51,4 процента.

В основе этих показателей — расширение номерной емкости местной телефонной сети в 2001 году на 63,2 тысячи номеров и доведение ее до 655 тысяч номеров, сотовой — на 136 тысяч номеров и доведение ее до 165 тысяч номеров. Всего в 2001 году было сдано 199,2 тысячи номеров общей емкости, уровень цифровизации систем коммутации составил 57 процентов.

ОАО «Уралсвязьинформ» реально остается крупнейшим оператором телекоммуникационных услуг Уральского региона. Общество оказывает в Пермской области 86% услуг местной, 98% междугородной и международной связи, 100% сотовой, 71% пейджинговой, 74% услуг передачи данных, в том числе Интернет, предоставляет услуги телевидения и радиовещания. Общество активно внедряет передовые современные технологии и оборудование для предоставления качественных услуг своим клиентам, в том числе самым взыскательным. Своего потребителя нашли услуги интеллектуальной сети — вызов с повышенной оплатой, бесплатный вызов, телеголосование, персональный номер. Широкое применение получили виртуальные телефонные карты. Пользуются большим спросом кабельное телевидение, услуги центра речевого информационного сервиса.

Для решения важнейшей задачи по предоставлению населению услуг мирового уровня акционерное общество направляет основную часть прибыли на развитие инфраструктуры связи и ассортимента услуг. Компания активно привлекает денежные средства через облигации, использует различные виды кредитов, приобретает оборудование по лизингу. Эти проекты помогают «Уралсвязьинформу» обеспечивать динамичное техническое развитие.

Грамотная техническая политика, финансовая надежность, информационная прозрачность компании делают ее привлекательной для инвесторов. Акции предприятия обращаются в Российской торговой системе, в фондовой секции Московской межбанковской валютной биржи, котируются на Берлинской и Франкфуртской фондовых биржах, бирже NEWEX, внебиржевом рынке США. Стабильность компании способствует развитию взаимовыгодного сотрудничества с деловыми партнерами и зарубежными финансовыми институтами, в том числе с такими лидерами производства телекоммуникационной техники, как Alcatel Telecom, Huawei, IDS, DAMM, CISCO, Nokia, Siemens, и российского производителя «Морион».

В 2001 году «Уралсвязьинформу» присвоен рейтинг Standard & Poor's (B-), подтвержден рейтинг Fitch (B). Компания названа лауреатом конкурса Минсвязи России в области качества производства средств связи и предоставления услуг связи в номинации «Оператор подвижной связи».

Дальнейшее развитие акционерного общества связано с созданием объединенной Уральской компании путем присоединения к ОАО «Уралсвязьинформ» шести региональных операторов связи: ОАО «Уралтелеком» Свердловской области, ОАО «Связьинформ» Челябинской области, ОАО «Тюменьтелеком», ОАО «Хантымансийскокртелеком», ОАО «Ямалэлектросвязь», ОАО «Электросвязь» Курганской области. Объединение обеспечит лидирующие позиции межрегиональной компании на рынке телекоммуникаций для создания инфраструктуры бизнеса и развития экономики Уральского региона, увеличит доходы и капитализацию компании, обеспечит формирование благоприятных условий по привлечению инвестиций. Межрегиональная компания поможет повысить уровень и качество телекоммуникаций на огромном по площади пространстве Урала.

Глобальные изменения в телекоммуникационной инфраструктуре Уральского региона помогут его населению, субъектам бизнеса и бюджетных организаций активно общаться с мировым сообществом, повысят деловую эффективность всего региона. Миссия компании — формирование и удовлетворение потребностей клиентов в телекоммуникационных и информационных услугах, интеграция в Глобальное информационное общество XXI века.

Председатель Совета директоров
ОАО «Уралсвязьинформ»,
первый заместитель
генерального директора
ОАО «Связьинвест»
Антон ОСИПЧУК

Генеральный директор
ОАО «Уралсвязьинформ»
Владимир РЫБАКИН

УВАЖАЕМЫЕ ДРУЗЬЯ!



СЕГОДНЯ отрасль связи и информатизации является одной из наиболее динамичных отраслей экономики, обладающих потенциалом долгосрочного устойчивого роста.

По прогнозам специалистов, развитие телекоммуникаций еще долгие годы будет определять перспективы научно-технического прогресса, все более влиять на повседневную жизнь людей.

Происходящий сегодня в мире процесс создания глобального информационного пространства диктует новые подходы к совершенствованию информационно-коммуникационных технологий.

Крупнейший оператор связи Западного Урала ОАО «Уралсвязьинформ» успешно решает задачи, связанные с предоставлением широкого спектра высокотехнологических услуг связи населению и деловому сектору Прикамья. Не случайно именно «Уралсвязьинформ» выбран в качестве базовой компании при объединении операторов электросвязи Уральского региона. Безусловно, это будет способствовать более активному привлечению инвестиций в компанию, дальнейшему развитию средств связи в регионе.

С приходом на пермскую землю новых операторов связи, по сути, в Прикамье создается конкурентная среда на рынке предоставления услуг связи. Убежден, «Уралсвязьинформ» и в этих изменившихся условиях сможет работать эффективно.

Искренне желаю связистам успехов на благо родного края и его жителей!

Губернатор Пермской области
Юрий ТРУТНЕВ

ПЕРМСКАЯ ОБЛАСТЬ

ПЕРМСКАЯ ОБЛАСТЬ — многонациональный край, раскинувшийся вдоль западных склонов Уральских гор, в бассейне верхней и средней Камы, занимает территорию более 160 тысяч квадратных километров, на которой проживает свыше 3 миллионов человек.

Центром Пермской области является город Пермь, созданный в 1723 году, расположенный на расстоянии чуть более тысячи километров от Москвы.

Регион имеет удобный доступ к транспортным коммуникациям: область пересекают две трансконтинентальные железнодорожные магистрали, федеральная автотрасса, судоходная река Кама имеет выход в Азовское, Белое, Балтийское, Каспийское и Черное моря.

Область обеспечена водными и лесными ресурсами, богата минерально-сырьевыми залежами: калийно-магниевыми солями, углем и нефтью, хромовыми рудами, золотом и алмазами, гипсом и известняковым мрамором. Каждый квадратный километр пермских недр оценивается в 2 миллиона долларов.

Прикамье относится к числу областей индустриального типа, в структуре экономики которой представлены все основные межотраслевые комплексы.

Удельный вес валового внутреннего продукта Пермской области в ВВП России составляет 2,5 процента.

В 2001 году объем промышленной продукции по Пермской области увеличился по сравнению с предыдущим годом на 7 процентов и составил 140 млн рублей.

Темпы роста промышленной продукции по сравнению с предыдущим годом были наиболее высокие в машиностроении, черной и цветной металлургии, химической и нефтехимической промышленности, лесной и деревообрабатывающей.

В течение 2001 года в экономику области инвестировано 30 миллиардов рублей. По рейтингу инвестиционного потенциала Прикамье занимает одиннадцатое место среди 89 субъектов Российской Федерации. Ежегодный внешнеторговый оборот составляет более 2 миллиардов долларов.

Денежные доходы населения за 2001 год сложились в сумме 98,5 млр рублей (2784 рубля в месяц в среднем на душу).

Пермская область входит в состав Уральского экономического региона, близкое соседство с высокоразвитыми промышленными областями способствует развитию разветвленных кооперационных связей.

ОБЩАЯ ИНФОРМАЦИЯ ОБ ОАО «УРАЛСВЯЗЬИНФОРМ»

ОТКРЫТОЕ акционерное общество «Уралсвязьинформ» учреждено в апреле 1994 года на базе Государственного предприятия связи и информатизации «Россвязьинформ» и сейчас занимает ведущее место на рынке услуг связи Уральского региона.

Общество оказывает в Пермской области 86% услуг местной, 98% междугородной и международной телефонной связи, 100% сотовой, 71% пейджинговой, 74% услуг передачи данных, включая Интернет, а также услуги телевидения и радиовещания.

Сеть компании имеет 573 автоматические телефонные станции и подстанции емкостью 655 тысяч номеров. 57% АТС — цифровые.

Внутризоновые линии построены на базе цифровых систем SDH по радиолинейным и оптическим линиям связи. Уровень цифровизации по внутризоновым сетям составил 55,5%.

Монтированная емкость сотовой связи стандарта GSM — 150 тыс. номеров, NMT — 15 тыс. номеров.

Акции ОАО «Уралсвязьинформ» обращаются в Российской торговой системе, на Московской межбанковской валютной бирже, в форме АДР I уровня — на Берлинской и Франкфуртской фондовых биржах, бирже NEWEX и внебиржевом рынке США.

ОАО «Уралсвязьинформ»
Адрес: 614096, г. Пермь, ул. Ленина, 68
Телефон 34-12-00, факс 34-33-36.
Электронная почта: usi@uralsviazinform.com
Интернет: www.uralsviazinform.ru
www.uralsviazinform.com

Представительство в г. Москве
Адрес: 109004, г. Москва,
ул. Николо-Ямская, 48, строение 2
Факс (095) 915-74-87
Тел. (095) 915-00-93

Управление имущества и ценных бумаг (Investor Relations) ОАО «Уралсвязьинформ»
Адрес: г. Пермь, ул. Ленина, 68
Тел. 7 (3422) 90-58-63,
Факс 7 (3422) 34-33-36
E-mail: investor@usi.ru
web-сайт: www.uralsviazinform.com

Реестродержатель ЗАО «РегистраторСвязь»
Адрес: 107066, г. Москва, ул. Большая Оленья, 15а
Тел. 7 (095) 268-71-74,
факс 7 (095) 268-71-74
e-mail: regsw@acvt.ru

Пермский филиал №9 ЗАО «Ведение реестров компаний» (г. Пермь)
Адрес: 614000, г. Пермь, ул. Ленина, 64
Тел. (3422) 33-10-44,
факс (3422) 33-74-22

Депозитарий JPMorgan Chase Bank
60 Victoria Embankment
London EC4Y 0JP
Tel. +44 (0)20 7325 4034
Fax +44 (0)20 7325 8094

JPMorgan Chase Bank
36th Floor
60 Wall Street, New York
NY 10005, USA
www.adr.com

Аналитики
1. Standard & Poor's
+44 (0)20 7826 3683
7 095 745 2912
2. Fitch
3. Объединенная финансовая группа
4. Атон
5. Финанс-Аналитик

ИСТОРИЯ СОЗДАНИЯ КОМПАНИИ

ИСТОРИЯ *развития связи Прикамья начинает отсчет с 1861 года, когда в Перми впервые на Урале заработал телеграф. Первые телефоны в Пермской губернии были установлены в 1881 году: они соединили заводы, рудники и копи края. 105 лет назад в Перми была открыта первая городская телефонная станция.*

В 1938 году создается областное управление связи.

29 апреля 1994 года в результате приватизации Государственного предприятия связи и информатизации «Россвязьинформ» образовано ОАО «Уралсвязьинформ».

Зарегистрировано открытое акционерное общество «Уралсвязьинформ»

Выпущен первый телефонный заем объемом 25 миллионов деноминированных рублей

Введена в строй Пермская междугородная телефонная цифровая станция Alcatel 1000S-12

Развернута сеть пейджинговой связи производства фирмы Motorola (США)

Впервые проведен международный аудит финансовой отчетности компанией Coopers&Lybrand

В эксплуатацию введены системы мобильной сотовой связи стандарта NMT-450 и фиксированной сотовой связи стандарта DAMPS-800

Начата опытная эксплуатация сети ISDN

Начался переход на повременный учет стоимости телефонных разговоров

Началось обращение акций компании в Российской торговой системе (РТС)

Введены в эксплуатацию:
- система сотовой связи стандарта GSM-900
- сеть SDH в Перми

Зарегистрирована программа американских депозитарных расписок I уровня

Введены в эксплуатацию:
- вторая очередь SDH в областном центре
- система сигнализации ОКС-7 на зоновых направлениях Пермь-Березники и Пермь-Соликамск

Зарегистрирован 500-тысячный абонент ОАО «Уралсвязьинформ»

Началось обращение акций ОАО «Уралсвязьинформ» на Московской межбанковской валютной бирже (ММВБ)

Международное рейтинговое агентство «Fitch IBCA» присвоило долгосрочный кредитный рейтинг на уровне «ССС» и краткосрочный на уровне «С»

Министерство РФ по связи и информатизации и НИИ экономики связи и информатики «Интерэкомс» вручили компании диплом и премию победителя в области качества производства средств связи и предоставления услуг в номинации «Операторы электросвязи»

Начало коммерческой эксплуатации Пермской платформы интеллектуальной сети

Международное рейтинговое агентство «Fitch IBCA» повысило долгосрочный кредитный рейтинг с «ССС» до «В-» и краткосрочный с «С» до «В»

Совместно с ОАО «Ростелеком» завершено строительство ВОЛП Пермь-Ижевск протяженностью более 450 км

Начата работа по присоединению к ОАО «Уралсвязьинформ» компаний электросвязи Урала и Западной Сибири

ВАЖНЕЙШИЕ СОБЫТИЯ 2001 ГОДА

Январь

- Некоммерческое партнерство «Сотрудничество» подтвердило ОАО «Уралсвязьинформ» статус лауреата конкурса «Лидер управления Прикамья» в номинации «За вклад в стабилизацию и развитие экономики региона»

Февраль

- Создано производство «Пермский таксофон»

Март

- АДР ОАО «Уралсвязьинформ» получили листинг на бирже NEWEX

Апрель

- Открыт международный роуминг для абонентов сотовой сети стандарта GSM-900
- Международное рейтинговое агентство «Fitch» повысило долгосрочный кредитный рейтинг «Уралсвязьинформа» с «В-» (В минус) до «В» и подтвердило краткосрочный рейтинг «В»
- Министерством связи РФ совместно с ОАО «Уралсвязьинформ» в городе Перми проведена IV Международная конференция «Развитие телекоммуникаций в регионах России. Перспективные технологии для российского телекоммуникационного рынка»

Май

- На Московской международной выставке «Связь-Экспокомм'2001» представлены новые технологии и решения, внедренные на сети ОАО «Уралсвязьинформ»

Июнь

- Генеральный директор ОАО «Уралсвязьинформ» Владимир Рыбакин награжден дипломом «Лучший менеджер России» Российской общественной комиссии по присуждению национальной общественной премии имени Петра Великого
- Корпоративное печатное издание «Уралсвязьинформ-Наша газета» стала лауреатом VI Всероссийского фестиваля средств массовой информации «Вся Россия-2001» в номинации «СМИ нового поколения»
- Внедрена новая услуга «GSM-пейджер»
- Размещен восьмой облигационный денежный заем на сумму 50 млн руб.
- ОАО «Уралсвязьинформ» стало лауреатом конкурса Минсвязи России в области качества производства средств связи и предоставления услуг связи за 2000 г. в номинации «Оператор подвижной связи»
- Состоялось годовое общее собрание акционеров, на котором утвержден годовой отчет, бухгалтерский баланс, счет прибылей и убытков, распределение прибыли, определен размер дивидендов, определено предельное количество объявленных обыкновенных акций — 35 000 000 000, привилегированных акций — 15 000 000 000, внесены изменения и дополнения в Устав общества и утвержден новый Устав

Июль

- На заседании Совета директоров принято решение об утверждении коэффициентов конвертации акций присоединяемых компаний в акции ОАО «Уралсвязьинформ»:

    ОАО «Связьинформ» Челябинской области — 1 316,73752298;

    ОАО «Уралтелеком» Свердловской области — 604,55185921;

    ОАО «Хантымансийскокртелеком» — 161,22295530;

    ОАО «Тюменьтелеком» — 169,26463472;

    ОАО «Электросвязь» Курганской области — 133,30259734;

    ОАО «Ямалэлектросвязь» — 220,75756257.

ВАЖНЕЙШИЕ СОБЫТИЯ 2001 ГОДА

□ Состоялось внеочередное общее собрание акционеров, на котором утверждены договоры о присоединении, принято решение о реорганизации в форме присоединения к ОАО «Уралсвязьинформ» компаний электросвязи Уральского региона:

ОАО «Связьинформ» Челябинской области;

ОАО «Уралтелеком» Свердловской области;

ОАО «Хантымансийскокртелеком»;

ОАО «Тюменьтелеком»;

ОАО «Электросвязь» Курганской области;

ОАО «Ямалэлектросвязь».

□ ОАО «Уралсвязьинформ» приняло участие в первой Международной выставке-форуме «Инфокоммуникации России — XXI век», где впервые представлена концепция объединенной компании

□ Генеральному директору ОАО «Уралсвязьинформ» В.И. Рыбакину вручен диплом лауреата VIII Всероссийского конкурса «Карьера-2001»

□ В Москве состоялась презентация ОАО «Уралсвязьинформ» — межрегиональной компании — для инвесторов и аналитиков фондового рынка в рамках совместного проекта Фондовой биржи «РТС» и ОАО «Связьинвест»

□ В городе Перми на базе ОАО «Уралсвязьинформ» Международный союз электросвязи (МСЭ-Т) совместно с Санкт-Петербургским государственным университетом телекоммуникаций имени профессора М.А. Бонч-Бруевича провели III Международный семинар «Современное управление сетями электросвязи»

□ Получена лицензия на предоставление услуг сотовой связи в диапазоне 1800 МГц (DCS 1800)

□ Генеральный директор ОАО «Уралсвязьинформ» Владимир Рыбакин вновь избран депутатом Законодательного собрания Пермской области

□ Рейтинговое агентство «Standard & Poor's» присвоило ОАО «Уралсвязьинформ» кредитный рейтинг «В-», прогноз «Стабильный»

□ Рейтинговое агентство «Fitch» подтвердило основной рейтинг по необеспеченным обязательствам ОАО «Уралсвязьинформ» на уровне «В» и краткосрочный рейтинг «В». Прогноз по рейтингу остается «Стабильным»

□ Зарегистрирован 50-тысячный абонент сотовой сети GSM

□ Сдан в эксплуатацию объект «Сеть оптического доступа» в г. Перми ёмкостью 15 тысяч номеров

□ Сдан в эксплуатацию первый пусковой комплекс объекта «Мультисервисная сеть г. Перми»

СТРАТЕГИЯ РАЗВИТИЯ АКЦИОНЕРНОГО ОБЩЕСТВА

МИССИЯ:

Формирование и удовлетворение потребностей клиентов в телекоммуникационных и информационных услугах, интеграция в Глобальное информационное общество XXI века

ЦЕЛИ:

- Глобальные (национальные)

Увеличение научно-производственного и экономического потенциала России, содействие интеграции в мировое информационное сообщество

- Региональные

Обеспечение лидирующих позиций на рынке телекоммуникаций Уральского региона для создания инфраструктуры бизнеса и развития экономики региона

- Коммерческие

Увеличение доходов и капитализации компании, формирование благоприятных условий по привлечению инвестиций

- Корпоративные

Создание условий для реализации способностей каждого работника компании в соответствии с ее корпоративной культурой

ЗАДАЧИ:

- Рост выручки компании за счет агрессивного позиционирования на рынке услуг связи в условиях активной интеграции России в Глобальное информационное общество
- Техническое перевооружение и развитие сетей связи всех уровней
- Переход на новый уровень номенклатуры и качества предоставляемых услуг на основе единого пакета услуг и минимально гарантированной номенклатуры услуг на всей территории межрегиональной компании
- Построение экономически обоснованной тарифной политики на основе раздельного учета затрат на производство услуг связи
- Рост операционной прибыли на одну линию и на одного работника за счет поэтапного сокращения эксплуатационных расходов в процессе технического перевооружения

Стратегия компании по повышению уровня конкурентоспособности включает:

- капитальные вложения в рыночно привлекательные услуги;
- создание подразделений, занимающихся продажей услуг клиентам и работой с VIP-клиентами;
- развитие комплексного обслуживания корпоративных пользователей по единому договору;
- создание единого расчетного центра;
- расширение сети доступа в Интернет;
- разработка номенклатуры услуг и тарифов, ориентированных на корпоративных клиентов крупного, среднего и малого бизнеса.

Рыночная концепция маркетинга ОАО «Уралсвязьинформ» ориентирована на детальное знание потребностей потребителей, факторов и тенденций их изменения в ближайшей перспективе. Предоставление телекоммуникационных услуг данная концепция ставит в прямую зависимость от запросов потребителей, качества информации о состоянии рынка, потребительских оценок ассортимента и качества, к которым компания приспосабливает свою производственную и маркетинговую стратегию.

Реализация маркетинговой стратегии означает:

- цифровизацию первичной сети;
- развитие сети и увеличение количества клиентов сотовой сети стандарта GSM 900/1800;
- увеличение объема и расширение номенклатуры услуг интеллектуальной сети;
- развитие сети Интернет на территории Пермской области;
- построение широкополосных сетей доступа и введение на их основе новых услуг;
- увеличение продаж ISDN.

РЫНОК СВЯЗИ

СТАБИЛЬНОСТЬ национальной экономики прошлого года создала условия для динамичного развития средств связи. К началу 2002 года телефонная сеть общего пользования в России насчитывала 33,8 млн абонентов, сотовой связи — 7,8 млн абонентов, активных пользователей Интернета — 7,5 млн.

По предварительным оценкам, объем предоставленных услуг электросвязи вырос по сравнению с предыдущим годом на 40,4% и составил 186 млр рублей. На этом фоне улучшилось и положение традиционных операторов. В ОАО «Уралсвязьинформ» по сравнению с 2000 годом доходы увеличились на 40,5%.

Естественные монополии контролировали в России 80,3% рынка местной связи по доходам и 90% по количеству абонентов общего пользования. Прирост номерной емкости за год составил 2 миллиона телефонных номеров. Сохранило монопольное положение в Пермской области и ОАО «Уралсвязьинформ», *несмотря на то, что лицензий на предоставление услуг связи у него лишь десять из* выданных почти двухсот. Из-за низкой рентабельности услуг местной связи, особенно в сельской местности, эта ниша остается мало востребованной другими операторами.

Развитие местной телефонной связи в основном осуществлялось на базе современных цифровых АТС: процент цифровизации составил по всем операторам России 35 процентов. В Пермской области все введенные 63,2 тысячи номеров относятся к цифровым АТС, и уровень цифровизации составил 57%.

Наиболее сильная конкуренция сложилась в местной связи по предоставлению услуг деловым пользователям. И Пермская область в этом отношении не исключение.

Чрезвычайно динамично развивалась в юбилейный 10-й год своего существования российская мобильная связь, количество абонентов которой выросло в 2,3 раза. Основной вклад в увеличение числа абонентов внесли операторы сети GSM. В сотовой и самый высокий уровень конкуренции: 97,6 процента рынка сотовой связи у новых операторов. Услуги сетей подвижной связи предоставляют лишь 15 компаний «Связьинвеста». Из-за остаточного принципа их инвестирования доля доходов от услуг сотовой связи в совокупном доходе «Связьинвеста» составляет лишь 1,6%, а доля абонентов традиционных операторов — лишь 3,3% от их общего числа в России. ОАО «Уралсвязьинформ» — один из немногих традиционных операторов, предоставляющих услуги сотовой связи. *Доля сотовой связи в общем объеме доходов компании стабильно увеличивается.*

В 2001 году отечественные инвестиции в отрасли связи превысили 37,5 млрд рублей и по сравнению с 2000 годом увеличились в полтора раза. Инвестиции в основной капитал традиционных операторов оцениваются в 28,1 млрд рублей, что составляет 110% к уровню прошлого года. Объем инвестиций в развитие мобильной связи ОАО «Уралсвязьинформ» в 2001 году составил 336,5 млн рублей (39,5%).

Ускоренное развитие телекоммуникаций стимулирует поиск путей для стабильных источников дохода. Реорганизация отрасли электросвязи путем объединения региональных операторов — один из самых эффективных источников. Создание Межрегиональной компании Уральского региона обозначает появление мощной высококапитализированной, прибыльной компании национального масштаба.

ПРОИЗВОДСТВЕННО-ЭКОНОМИЧЕСКАЯ ДЕЯТЕЛЬНОСТЬ

В 2001 ГОДУ выручка от реализации услуг по сравнению с предыдущим годом увеличилась на 34% и составила 2167 млн руб. Основная доля прироста доходов компании обусловлена реализацией инвестиционных программ развития мобильной и фиксированной связи.

Изменения произошли в отраслевой и в потребительской структуре доходов. Удельный вес доходов от предоставления услуг населению увеличился с 45,4% до 51,4%. Это связано с тем, что за последний год основной прирост телефонной емкости пришелся на квартирный сектор, при некотором снижении телефонных номеров у предприятий и организаций, и с улучшением структуры тарифов

Структура доходов от предоставления услуг сотовой связи

ПОКАЗАТЕЛИ	ЕД. ИЗМ.	2000	2001
Удельный вес доходов от предоставления услуг сотовой связи	%	17,2	26,0
Доля доходов от населения	%	45,4	51,4



Доходы от услуг связи
2001
2 006 321
2000
1 427 786
1999
1 101 246
1998
780 484
1997
742013
тысяч рублей
0
500 000
1 000 000
1 500 000
2 000 000

в части сокращения размеров перекрестного субсидирования. По решению Министерства по антимонопольной политике и поддержке предпринимательства в 2001 году увеличена абонентская плата за телефон для населения с 57 до 60 рублей, плата за доступ к местной телефонной сети — с 2000 до 6000 рублей.



Структура доходов
2002/п
30,1
37,6
1,0
1,0
2001
32,8
26,8
1,5
1,5
2000
36,5
17,8
2,0
1999
38,4
11,6
2,1
1998
40,4
6,1
2,6
1997
41,2
3,2
2,7
%
0
5
10
15
20
25
30
35
40
45
Новые услуги радиосвязи
Мобильная связь и пейджинг
Документальная радиосвязь
ГТС, СТС
МТС

По структуре доходов междугородная и международная связь занимают 34,7%, местная телефония — 32,8%. Увеличилась доля сотовой связи с 17,2% в 2000 г. до 26,0% в 2001 г.



Финансовые результаты
2002/п
2089
1115
3204
2001
331
1836
2167
2000
354
1259
1613
1999
286
912
1198
1998
185
668
853
1997
228
552
780
млн рублей
0
500
1000
1500
2000
2500
3000
Прибыль от реализации
Доходы
Расходы

Прибыль от продажи составила 331 млн руб., чистая прибыль — 36 млн руб. Снижение показателей прибыли от продаж и чистой прибыли по сравнению с прошлым годом обусловлено увеличением амортизационных отчислений в 2,35 раза в связи с проведением переоценки основных фондов по состоянию на 01.01.01 г. При этом EBITDA (прибыль до налогообложения и амортизационные отчисления) увеличилась на 46 млн руб. и составила 508 млн руб.

Повысилась эффективность работы акционерного общества. Выручка на линию (с учетом абонентов сотовой связи) возросла с 2,9 тыс. руб. до 3,3 тыс. руб., выработка на одного работника — с 211 тыс. руб. до 289 тыс. руб., количество линий на работника — с 71,8 до 81,6.


ЧИСТАЯ ПРИБЫЛЬ И EBITDA
2002/п
753
329
2001
504
36
2000
462
236
1999
268
121
1998
-277
-392
1997
-395
-256
млн. рублей
-400 -300 -200 -100 0 100 200 300 400 500 600 700
EBITDA
Чистая прибыль


МЕЖДУГОРОДНЫЙ ТРАФИК
2002/п 186,5
2001 148
2000 129,6
1999 83,4
1998 73,6
1997 70,8
0 50 100 150 млн. минут

МЕЖДУГОРОДНАЯ СВЯЗЬ

ПРЕДОСТАВЛЕНИЕ УСЛУГ междугородной связи осуществляется на цифровом коммутатаре Alcatel 1000S-12 монтированной емкостью 7209 каналов. Процент задействования АМТС под междугородную связь (магистральную и зоновую) составляет 88,0%, в том числе зоновой — 81,4%, часть емкости АМТС занята под местную связь (11%). Общий процент задействования комбинированной АМТС — 99%.

ЦИФРОВИЗАЦИЯ междугородной связи составляет 74,6%. Выход на АМТС имеют 98% абонентов местной сети, 166 пунктов услуг электросвязи оказывают услуги междугородной связи. Исходящий междугородный трафик увеличился по сравнению с прошлым годом на 14% и составил 148 млн минут. В результате за 2001 год от междугородной связи получено 602 млн руб. доходов.

МЕЖДУНАРОДНАЯ СВЯЗЬ


МЕЖДУНАРОДНЫЙ ТРАФИК
2002/п 9294
2001 7624
2000 6795
1999 2981
1998 2400
1997 1700
0 2000 4000 6000 8000 тыс. минут

ОБЪЕМ ДОХОДОВ, полученных от международных переговоров, составил 95 млн руб. В связи с увеличением количества абонентов местной и сотовой связи трафик возрос до 7624 тыс. мин.

МЕСТНАЯ ТЕЛЕФОННАЯ СВЯЗЬ

ПО СОСТОЯНИЮ на 1 января 2002 года монтированная емкость фиксированной сети составляет 655 тысяч номеров, в том числе емкость цифровых коммутаторов — 364 тысячи номеров (56%). На сети эксплуатируются квазиэлектронные АТС — 4% емкости; координатные — 34%, декадно-шаговые — 5%. Общее количество основных телефонных номеров — 581 тысяча, из них у населения — 503 тысячи (86,5%).

Прирост основных телефонов составил 31 тыс. номеров. Обеспеченность телефонной связью в Пермской области (с учетом сотовой связи) составляет по городской сети 26,7, по сельской -10,1 номера на 100 жителей, в г. Перми — 32,9. Число заявлений на предоставление доступа к сети (установку телефона) — 95,4 тысячи, в том числе в г. Перми — 39,4 тысячи.

Уровень задействования сети составляет 89,2%. Аппаратурой повременного учета стоимости разговоров оснащено 87,3% всей монтированной емкости (ГТС — 96,8%, СТС — 19,7%). За 2001 год от ее использования дополнительно получено 79,7 млн руб. (рост к 2000 г. составил 153%).


ПЛОТНОСТЬ ТЕЛЕФОННОЙ СЕТИ
(телефонов на 100 жителей области)
Кол-во заявлений на установку на 01.01.2002г.
95 387
2002/п
25
2001
22,6
2000
18,9
1999
17,7
1998
16,1
1997
15,8
0
10
15
20
25


СОЗДАНИЕ СЕТИ ОПТИЧЕСКОГО ДОСТУПА В Г. ПЕРМИ
ТЕЛЕМЕТРИЯ:
2,4 - 64 кбит/с
nх 64 кбит/с
Виртуальные
частные сети
10/100 BT
ADSL
Видео по
требованию
ONU1
Сервер
VOD
ADSL
STB
OLT
Сеть-IP
ONU2
ВОЛОКОННО-ОПТИЧЕСКОЕ
КОЛЬЦО МИКРОРАЙОНА
ISDN
АТС
E1
POST/
ISDN
ONU3
УПАТС
ONU4
ONU5
ONU6
ВТОРИЧНОЕ
КОЛЬЦО КТВ
TV
Кабельное
телевидение/ интернет
COAX
PC


ЦИФРОВИЗАЦИЯ
2001
55,5%
2000
50,9%
1999
49,3%
1998
45,9%
1997
41,2%
0
40
45
50
55
60
65

От услуг местной сети получено 659 млн руб. (рост к 2000 г. 126,7%).

В г. Перми действует городская сеть синхронно-цифровой иерархии, состоящая из шести SDH-колец, в г. Чайковском — из двух SDH-колец. Запущен в эксплуатацию первый пусковой комплекс мультисервисной сети, состоящий из трех узлов общей монтированной емкостью 720 линий ADSL, для предоставления услуг доступа в Интернет, создания локальных вычислительных сетей. В г. Перми развернута сеть оптического доступа.

НОВЫЕ УСЛУГИ

НА БАЗЕ Пермской АМТС работает интеллектуальная областная сеть на 420 каналов, которая предлагает следующие услуги:

- Вызов с повышенной оплатой
- Бесплатный вызов
- Виртуальные телефонные карты (предоплаченные и расчетные)
- Телеголосование

Количество абонентов сети ISDN увеличилось в 2 раза и составило 1555. Дополнительными видами обслуживания воспользовались 8,9 тыс. абонентов.

В результате объем доходов от этих услуг достиг 20,7 млн руб., в том числе от услуг интеллектуальной сети — 17,8 млн руб., ISDN — 2,9 млн руб.

СОТОВАЯ И ПЕЙДЖИНГОВАЯ СВЯЗЬ

ОАО «УРАЛСВЯЗЬИНФОРМ» предоставляет услуги сотовой радиотелефонной связи трех стандартов. Общее количество абонентов сотовой связи на 01.01.2002 года составило 66,3 тысячи.

Доходы от данного вида услуг увеличились по сравнению с прошлым годом в 2 раза и составили 538 млн руб.


NMT-450
НЫРОБ
ЧЕРДЫНЬ
КРАСНОВИШЕРСК
ГАЙНЫ
КОСА
СОЛИКАМСК
КОЧЕВО
УСОЛЬЕ
БЕРЕЗНИКИ
ЮРЛА
АЛЕКСАНДРОВСК
КУДЫМКАР
КИЗЕЛ
ЮСЬВА
ГУБАХА
Зона обслуживания ручных телефонов (1 Вт)
ИЛЬИНСКИЙ
ДОБРЯНКА
ГОРНОЗАВОДСК
СИВА
КАРАГАЙ
ЧУСОВОЙ
ВЕРЕЩАГИНО
КРАСНОКАМСК
ПЕРМЬ
ЛЫСЬВА
Зона обслуживания автомобильных телефонов (7 Вт)
ОЧЕР
НЫТВА
СЫЛВА
Б. СОСНОВА
ОХАНСК
ЮГ
БЕРЕЗОВКА
КУНГУР
КИШЕРТЬ
ЧАСТЫЕ
ОСА
ОРДА
СУКСУН
ЕЛОВО
БАРДА
УИНСКОЕ
ЧАЙКОВСКИЙ
ОКТЯБРЬСКИЙ
КУЕДА
ЧЕРНУШКА

СОТОВАЯ СВЯЗЬ NMT-450

КОМПАНИЯ предоставляет услуги аналогового стандарта NMT-450 с 1996 г., используя оборудование MTX фирмы Nokia, базовые станции DAMM (Дания) и Nokia.

Количество абонентов на 01.01.2002 года — 13,3 тысячи, емкость коммутатора в 2001 году увеличена с 9 тысяч до 15 тысяч номеров.

Сеть NMT-450 расширена за счет ввода в эксплуатацию дополнительно 8 базовых станций, их общее количество — 33.

Территория охвата в Перми составляет 100%, в области — 60%. Организован роуминг с 54 операторами России — это около 500 городов , а также с 10 странами.

Объем доходов, полученных от услуг связи стандарта NMT-450, — 196 млн руб.


GSM-900
ЧЕРДЫНЬ
КРАСНОВИШЕРСК
ГАЙНЫ
КОСА
КОЧЕВО
СОЛИКАМСК
УСОЛЬЕ
БЕРЕЗНИКИ
ЮРЛА
АЛЕКСАНДРОВСК
КУДЫМКАР
ЮСЬВА
КИЗЕЛ
ГУБАХА
Зона уверенного приема
ИЛЬИНСКИЙ
ДОБРЯНКА
ГОРНОЗАВОДСК
СИВА
КАРАГАЙ
ЧУСОВОЙ
ВЕРЕЩАГИНО
ПЕРМЬ
ЛЫСЬВА
Зона приема с автомобильной антенной
ОЧЕР
БЕРЕЗОВКА
СОСНОВА
ОХАНСК
КУНГУР
КИШЕРТЬ
ЧАСТЫЕ
ОСА
ОРДА
СУКСУН
ЕЛОВО
БАРДА
УИНСКОЕ
ЧАЙКОВСКИЙ
ЧЕРНУШКА
КУЕДА
ОКТЯБРЬСКИЙ

СОТОВАЯ СВЯЗЬ GSM-900

ЦИФРОВОЙ стандарт GSM-900 (оборудование фирм Alcatel и Huawei) эксплуатируется с 1997 г. и насчитывает на 01.01.2002 года 51 тысячу абонентов (на 01.01.2001 г. — 8,8 тысячи).

В 2001 году сеть GSM-900 расширена за счет ввода в эксплуатацию 26 базовых станций в г. Перми и области (общее количество — 42). Емкость сети возросла с 20 тысяч до 150 тысяч номеров (коммутатор фирмы Alcatel был расширен до 50 тысяч номеров и введен в эксплуатацию коммутатор фирмы Huawei на 100 тысяч номеров).

Сеть GSM стала доступна во всех крупных городах области. Началось планомерное покрытие связью дорог федерального значения. Введены новые тарифные планы, обеспечившие массовый приток пользователей. Для абонентов введены новые дополнительные виды услуг — служба коротких сообщений (SMS), автоматический определитель номера (АОН). Создан операторский центр поддержки. Осуществляются расчеты по предоплаченной карте. Действует междугородный и международный роуминг.

Доходы от услуг связи по стандарту GSM-900 в 2001 году увеличены в 2,6 раза и составили 321 млн руб. Основной прирост доходов получен за счет увеличения абонентской базы.

В ноябре получено дополнение к лицензии GSM на предоставление услуг сотовой связи в диапазоне 1800 МГц (DCS-1800).

СОТОВАЯ СВЯЗЬ DAMPS-800

СТАНДАРТ DAMPS-800 представляет собой фиксированную цифровую сотовую связь, введенную компанией в 1996 г. Этот беспроводной стандарт используют преимущественно для телефонизации удаленных объектов и жилых домов с помощью многоканальных установок MSU и индивидуальных установок SSU.

Для предоставления данного вида услуг применяется оборудование коммутации фирмы Alcatel, а также радио и абонентское оборудование фирмы «Hughes Network Systems» США.

Количество абонентов на 01.01.2002 года — 2055.

Доходы от услуг связи DAMPS составили 2,7 млн рублей.


СЕТЬ ПЕРСОНАЛЬНОГО РАДИОВЫЗОВА
ЧЕРДЫНЬ
КРАСНОВИШЕРСК
ГАЙНЫ
КОСА
КОЧЕВО
СОЛИКАМСК
УСОЛЬЕ
БЕРЕЗНИКИ
ЮРЛА
Зона обслуживания пейджеров на частоте 159.500 МГц
КУДЫМКАР
ЮСЬВА
АЛЕКСАНДРОВСК
КИЗЕЛ
ГУБАХА
ИЛЬИНСКИЙ
ДОБРЯНКА
ГОРНОЗАВОДСК
СИВА
ЧУСОВОЙ
КАРАГАЙ
Зона обслуживания пейджеров на частоте 159.025 МГц
ВЕРЕЩАГИНО
КРАСНОКАМСК
ЛЫСЬВА
ПЕРМЬ
НЫТВА
ОЧЕР
ЮГ
БЕРЕЗОВКА
Б. СОСНОВА
ОХАНСК
КУНГУР
КИШЕРТЬ
ЧАСТЫЕ
ОСА
ОРДА
СУКСУН
ЕЛОВО
БАРДА
УИНСКОЕ
ЧАЙКОВСКИЙ
ЧЕРНУШКА
КУЕДА
ОКТЯБРЬСКИЙ

СЕТЬ ПЕРСОНАЛЬНОГО РАДИОВЫЗОВА

НА ТЕРРИТОРИИ Пермской области компания предоставляет услуги персонального радиовызова на федеральных частотах 159,5 МГц и 159,025 МГц.

Общая емкость сетей — 26 тысяч номеров, количество передатчиков — 19, охват территории области — 70%. Количество абонентов на 01.01.2002 г. — 25,6 тысячи.

Доходы от пейджинговой связи увеличились по сравнению с прошлым годом практически в 2,12 раза и составили 15,3 млн руб.

РАДИОТЕЛЕФОННАЯ СВЯЗЬ «АЛТАЙ»

СЕТЬ радиальной системы «Алтай» развернута в г. Перми, задействовано 5 радиостволов, емкость электронного коммутатора «Квант-Е» — 1200 номеров. В 2001 году приобретено и смонтировано оборудование для организации шестого радиоствола, что и позволило увеличить емкость радиооборудования.

Количество абонентов на 01.01.2002 года — 960.

Доходы от сети «Алтай» составили 3,2 млн рублей.

ДОКУМЕНТАЛЬНАЯ СВЯЗЬ

НА СЕТИ общего пользования в г. Перми используется станция ЦКС-А. На сети АТ-ТХ станция «НИКОЛА-ТЕСЛА» заменена электронной ТК-АТ-600 на 464 точки подключения производства НПО «Альфа-Телекс» (г. Тверь). Планируется организация узла системы обработки сообщений REX400 (в рамках создания узла общероссийской сети Rostelemail).

На 3% снизился исходящий телеграфный обмен, 99,9% телеграмм доставлено в контрольные сроки.

В международную сеть бюро-факс включено 42 пункта услуг электросвязи г. Перми и Пермской области.

Расширена номенклатура предоставляемых услуг электронно-речевой почты. Работает информационно-правовая база «КонсультантПлюс».

Доходы от документальной связи в 2001 году составили 29,2 млн руб.

ТЕЛЕВИДЕНИЕ, РАДИОВЕЩАНИЕ И ПРОВОДНОЕ ВЕЩАНИЕ

В 2001 ГОДУ ОАО «Уралсвязьинформ» продолжало вводить в эксплуатацию радиовещательные передатчики в населенных пунктах области. На ее территории транслируются практически все телерадиоканалы.

Доходы, полученные от телерадиовещания в 2001 году, составили около 15 млн руб.

В Пермской области свыше 380 тысяч радиоточек проводного вещания, в том числе 90,5% — многопрограммного вещания. В сети проводного вещания работает «Радио Прикамья».

Доходы по проводному вещанию с учетом компенсации затрат по закону «О ветеранах» получены в размере 48 млн руб.


«РАДИО ПРИКАМЬЯ»
В перспективах развития «Радио Прикамья» - освоение интернет-вещания и вещания в FM-диапазоне.
Города вещания
Корреспондентские пункты
Действующие
Готовятся к открытию в 2002 г.
ЧЕРДЫНЬ
КРАСНОВИШЕРСК
ГАЙНЫ
КОСА
КОЧЕВО
СОЛИКАМСК
УСОЛЬЕ
БЕРЕЗНИКИ
ЮРЛА
АЛЕКСАНДРОВСК
КИЗЕЛ
ГУБАХА
КУДЫМКАР
ЮСЬВА
ЧЕРМОЗ
ИЛЬИНСКИЙ
ДОБРЯНКА
ГОРНОЗАВОДСК
СИВА
КАРАГАЙ
ЧУСОВОЙ
ЛЫСЬВА
ВЕРЕЩАГИНО
КРАСНОКАМСК
НЫТВА
ПЕРМЬ
ОЧЕР
УСТЬ-КАЧКА
Б. СОСНОВА
ОХАНСК
БЕРЕЗОВКА
КУНГУР
КИШЕРТЬ
ЧАСТЫЕ
ОСА
ОРДА
СУКСУН
ЕЛОВО
БАРДА
УИНСКОЕ
ЧАЙКОВСКИЙ
ЧЕРНУШКА
КУЕДА
ОКТЯБРЬСКИЙ

РАЗРАБОТКА СИСТЕМЫ КАЧЕСТВА В СООТВЕТСТВИИ С НОРМАМИ МЕЖДУНАРОДНОЙ ОРГАНИЗАЦИИ ПО СТАНДАРТИЗАЦИИ (ИСО-9000)

ОДНИМ из действенных элементов менеджмента качества является осуществление внутренних аудитов в филиалах ОАО «Уралсвязьинформ», проводимых независимой комиссией, в состав которой входят ведущие специалисты служб и отделов. Результаты аудита отражаются в оценке качества по итогам текущего периода.

Продолжается подготовительная работа по внедрению внутрипроизводственных стандартов, связанная с описанием процессов технологии предоставляемых услуг связи ОАО «Уралсвязьинформ».

Производится отработка принципов менеджмента качества по ИСО-9000 на примере производства «Пермский таксофон» с последующим внедрением системы качества во всех филиалах акционерного общества.

ТАРИФНАЯ ПОЛИТИКА

В 2001 ГОДУ улучшена структура тарифов. Плата за доступ к местной телефонной сети для всех категорий потребителей доведена до 6000 руб. Увеличена на 10 руб. абонентская плата за телефон для населения и для бюджетных организаций и на 01.01.02 г. составила 60 руб. и 130 руб. соответственно.

ТАРИФЫ (МЕСТНАЯ СВЯЗЬ)

	Плата за доступ к телефонной сети, руб., на конец периода					Абонентская плата, руб., на конец периода				
	1997	1998	1999	2000	2001	1997	1998	1999	2000	2001
БЮДЖЕТНЫЕ ОРГАНИЗАЦИИ										
ГТС	3600	3600	3000	3000	6000	90	90	110	110	120
СТС	3600	3600	3000	3000	6000	90	90	110	110	120
ХОЗРАСЧЕТНЫЕ ОРГАНИЗАЦИИ										
ГТС	4500	4500	4500	4500	6000	130	130	130	130	130
СТС	4500	4500	4500	4500	6000	130	130	130	130	130
НАСЕЛЕНИЕ										
ГТС	1000	1500	2000	2000	6000	20	23	35	50	60
СТС	1000	1500	2000	2000	6000	20	23	35	50	60

ТАРИФЫ (МЕСТНАЯ СВЯЗЬ)



0
15
30
45
60
75
90
105
120
Абонентская плата, рублей
(абон. плата)
(абон. плата)
(абон. плата)
1997
1998
1999
2000
2001
Население
Бюджетные
Предприятия
доступ
0
1000
2000
3000
4000
5000
6000
Плата за доступ, рублей

ИНВЕСТИЦИОННАЯ ПОЛИТИКА

ОСНОВНАЯ ЧАСТЬ капитальных вложений 2001 года — 343,1 млн руб. (39,8%) — была направлена на развитие местной телефонной сети и — 336,5 млн руб. (39,5%) — сотовых технологий.

Введены в строй новые электронные телефонные станции на 63,2 тысячи номеров, заметно повышающие качество услуги, расширяющие спектр предоставляемых услуг, а также количество абонентов. Строительство местной телефонии осуществлялось на базе оборудования, поставляемого фирмами «Huawei» (Китай), ЗАО «СП «Бэто Хуавей» (Россия, г. Уфа), «Alcatel» (Германия), а также отечественными производителями.

Развитие сотовой связи на базе оборудования фирм «Nokia» (Финляндия), «Huawei» и «Alcatel» позволило увеличить емкости центральных коммутаторов NMT и GSM на 6 тысяч и 130 тысяч номеров соответственно.

Третье место по объемам — 51,4 млн руб (6%) — составили вложения во внутризоновую междугородную связь. Появились новые волоконно-оптические и радиорелейные линии связи, оборудование для которых поставили «Alcatel» и «Морион» (г. Пермь), повысилось качество и доступ к современным услугам международной связи для жителей населенных пунктов области.

На развитие телерадиовещания и космической связи выделено 2,9 млн руб. Установка дополнительных ТВ и УКВ-ЧМ передатчиков и ретрансляторов существенно увеличила по области территорию охвата и количество предоставляемых программ телевидения и радиовещания.

9,7 млн руб. израсходовано на строительство 1-го пускового комплекса мультисервисной сети.

ДИНАМИКА ИНВЕСТИЦИЙ В ОСНОВНОЙ КАПИТАЛ (1997-2001гг.)

ПОКАЗАТЕЛИ	ЕД. ИЗМ.	1997	1998	1999	2000	2001
Объем капитальных вложений за счет всех источников финансирования	млн руб.	262,5	234,5	523,9	335,5	851,5
Ввод основных фондов	млн руб.	274,9	187,7	538	359,8	716,6
Ввод мощностей						
ГТС и СТС	тыс.номеров	62,85	46,35	33,8	17,922	53,47
РРЛ	км	2,8	40,8	604,7	177,1	22,5
ВОЛС	км	25,4		49,3	202,1	156,91
Сотовая связь	тыс. номеров	2,5	1,65	5,6	17,2	136

ИНВЕСТИЦИОННАЯ ПРОГРАММА ОБЩЕСТВА НА 2002 ГОД

ОБЪЕМ капитальных вложений запланирован на уровне 1345,7 млн рублей, в том числе строительно-монтажных работ — 326,2 млн рублей. Ввод основных фондов составит 1292,7 млн рублей.

Тенденция распределения инвестиций сохраняется: 498 млн рублей (37%) от общего годового объема предполагается инвестировать на развитие местной телефонии, подвижной сотовой и фиксированной радиосвязи — 466,1 млн рублей (34,6%). Планируется ввести в эксплуатацию 66,2 тыс. номеров городских и сельских АТС, 50 тыс. номеров — сотовой связи.

Развитие проводной связи и реконструкция механических АТС будет продолжаться на основе технологии оптического доступа, что значительно сокращает затраты на строительство линейных сооружений связи, сроки его проведения, обеспечивает доведение скоростной транспортной сети до каждого абонента.

На развитие перспективных технологий выделяется более 43 млн рублей: мультисервисной, интеллектуальной сетей, а также сетей доступа для корпоративных клиентов и HFC.

ЦЕННЫЕ БУМАГИ

АКЦИОНЕРНЫЙ КАПИТАЛ

Открытое акционерное общество «Уралсвязьинформ» было зарегистрировано 29 апреля 1994 года вследствие преобразования государственного предприятия связи и информатики «Россвязьинформ» Пермской области. На момент регистрации общества уставный капитал состоял из 692 872 обыкновенных акций номинальной стоимостью 500 рублей на общую сумму 346 436 тыс. рублей.

За период с 1995 по 2000 г. уставный капитал был увеличен в основном путем увеличения номинальной стоимости акций по результатам переоценки основных фондов. История уставного капитала приведена в нижеследующей таблице.

ИСТОРИЯ УСТАВНОГО КАПИТАЛА

	Дата	Основание	Уставный капитал, рублей	Количество акций, штук	Номинальная стоимость, рублей
Образование акционерного общества	29.04.1994	Преобразование государственного предприятия	346 436 000	692 872	500
Увеличение уставного капитала	29.12.1995	Переоценка основных фондов	380 040 292 000	760 080 584	500
Увеличение уставного капитала и изменение номинальной стоимости акций	11.07.1996	Переоценка основных фондов	912 096 700 800	9 120 967 008	100
Изменение номинальной стоимости акций	01.01.1998	Изменение нарицательной стоимости рубля	912 096 700,8	9 120 967 008	0,1
Изменение номинальной стоимости акций	30.08.1999	Погашение приобретённых обществом акций с сохранением размера уставного капитала	912 096 700,8	8 743 937 729	0,10431189 3459048
Увеличение уставного капитала	27.03.2000	Переоценка основных фондов	1 049 272 528	8 743 937 729	0,12

На настоящий момент уставный капитал ОАО «Уралсвязьинформ» составляет 1 049 272 528 рублей и разделен на 8 743 973 729 обыкновенных акций номинальной стоимостью 0,12 рубля. Привилегированных акций компания не выпускала.

Количество объявленных акций на начало 2001 года составляло 912 096 700 обыкновенных акций. В связи с присоединением к ОАО «Уралсвязьинформ» шести операторов электросвязи Урала 27 сентября 2001 года внеочередное общее собрание акционеров приняло решение об увеличении количества объявленных акций компании до 35 000 000 000 штук обыкновенных акций и 15 000 000 000 штук привилегированных акций. В завершающей стадии процесса реорганизации в эти акции будут конвертированы акции присоединяемых компаний.

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА

Основным акционером ОАО «Уралсвязьинформ» является государственный холдинг ОАО «Связьинвест».

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА

	1996	1997	1998	1999	2000	2001
Физические лица	40,8%	36,7%	35,8%	34,3%	32,1%	28,4%
Юридические лица	6,9%	5,8%	7,4%	0,9%	1,0%	0,4%
Номинальные держатели	1,3%	2,4%	1,8%	4,0%	5,0%	9,3%
Держатели американских депозитарных расписок	-	4,1%	4,0%	7,6%	8,7%	8,7%
ОАО «Связьинвест»	51,0%	51,0%	51,0%	53,2%	53,2%	53,2%

ДИВИДЕНДНАЯ ИСТОРИЯ

По результатам работы в 2001 году годовое общее собрание утвердило выплату годовых дивидендов в размере 0,0012 рубля на 1 обыкновенную именную акцию общества. Выплату дивидендов планируется провести с 1 августа 2002 года до конца финансового года.

ДИВИДЕНДНАЯ ИСТОРИЯ

	1996	1997	1998	1999	2000	2001
Дивиденды, млн руб.*	6,064	11,644	-	8,743937	8,743937	10,493725
Дивиденды на одну акцию, руб.*	0,00065	0,00133	-	0,001	0,001	0,0012
Количество акций, млн шт.	9120,9	9120,9	9120,9	8743,9	8743,9	8743,9

**Сведения о дивидендах за 1995-1999 годы приведены в сопоставимых величинах с учётом изменения нарицательной стоимости рубля в 1998 году.*

РЫНОК АКЦИЙ

Держателем реестра акций ОАО «Уралсвязьинформ» является Закрытое акционерное общество «Регистратор-связь» (лицензия выдана Федеральной комиссией по рынку ценных бумаг России № 01147 от 05.10.1996 сроком до 08.10.2002).

На внутреннем рынке акции компании имеют обращение на Фондовой бирже «РТС» (под символом URSI) и в фондовой секции Московской межбанковской валютной биржи, Московской фондовой биржи.

Акции ОАО «Уралсвязьинформ» включены в расчёт множества официальных индикаторов российского рынка ценных бумаг, таких как Индекс РТС-Интерфакс, Индекс АК&M и пр.

Общий объем торгов акциями в РТС в 2001 году составил 0,864 млн USD, на ММВБ — 4,6 млн USD.

ДИНАМИКА КУРСОВОЙ СТОИМОСТИ АКЦИЙ ОАО «УРАЛСВЯЗЬИНФОРМ» НА ММВБ


Объем тыс. долл.
100
200
300
400
500
600
700
800
Цена закрытия, руб.
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
0.45
0.5
Дата
6/1/2001
6/15/2001
6/29/2001
7/13/2001
7/27/2001
8/10/2001
8/24/2001
9/7/2001
9/21/2001
10/5/2001
10/19/2001
11/2/2001
11/16/2001
11/30/2001
12/14/2001
12/28/2001
1/11/2002
1/25/2002
2/8/2002
2/22/2002
3/8/2002
3/22/2002
4/5/2002
4/19/2002
5/3/2002
5/17/2002
5/31/2002
6/14/2002
6/28/2002
7/12/2002
7/26/2002

АМЕРИКАНСКИЕ ДЕПОЗИТАРНЫЕ РАСПИСКИ

Программа американских депозитарных расписок первого уровня была зарегистрирована в июле 1997 года. Одна депозитарная расписка соответствует 200 обыкновенным акциям «Уралсвязьинформа». В течение 2001 года депозитарием являлся The Bank of New York. 24 апреля 2002 года программа депозитарных расписок «Уралсвязьинформа» была передана в JP Morgan Chase Bank.

На 01.06.2002 в АДР депонировано 678 млн акций «Уралсвязьинформа», что составляет 7,8% уставного капитала компании.

В Европе АДР «Уралсвязьинформ» имеют обращение на Берлинской, Франкфуртской фондовых биржах и фондовой бирже NEWEX.

Общий годовой объём торгов на Франкфуртской фондовой бирже в 2001 году составил 1,9 млн USD, на Берлинской фондовой бирже — 2,2 млн USD, на бирже NEWEX — 2,7 млн USD.

Мероприятия по связи с инвесторами на предприятии осуществляются в соответствии с ежегодно разрабатываемой IR-программой, которая утверждается и контролируется советом директоров.

Согласно этой программе компания регулярно раскрывает информацию о своей деятельности, об основных корпоративных событиях, данных финансовой отчетности, планах и перспективах дальнейшего развития через собственный корпоративный сайт на русском и английском языках (www.uralsvyazinform.com), а также через различные существующие информационные системы. Также в рамках программы по связи с инвесторами в апреле 2001 года американские депозитарные расписки ОАО «Уралсвязьинформ» получили допуск к торгам на бирже NEWEX в сегменте NEWEX.PLUS.

В декабре 2001 года ОАО «Уралсвязьинформ» впервые присвоен кредитный рейтинг агентства Standard and Poor's на уровне B-, в том же периоде рейтинговая оценка агентства Fitch установлена на уровне B.

Специальный комплекс мероприятий был проведен в 2001 году в связи с раскрытием информации о реорганизации ОАО «Уралсвязьинформ» путем присоединения к нему шести операторов электросвязи Урала, в рамках которого были проведены конференции для акционеров, кредиторов, аналитиков и журналистов в Москве и Перми.

Кроме того, руководители и специалисты компании активно участвуют в конференциях и презентациях, которые проводятся для акционеров и инвесторов как самой компанией, так и различными представителями фондового рынка и всегда готовы ответить на их вопросы.

РАЗМЕЩЕНИЕ ОБЛИГАЦИЙ СЕРИЙ 01-10

В 2001 году ОАО «Уралсвязьинформ» разместило именные процентные облигации серий 01-10.

Проспект эмиссии облигаций серий 01-10 был зарегистрирован Федеральной комиссией по рынку ценных бумаг России 28.03.2001 года. Он предполагал размещение 50 тыс. штук облигаций номинальной стоимостью 100 рублей каждая, на общую сумму 50 млн рублей. Начало размещения — 04.04.2001 г., окончание размещения — 26.09.2001 г.

Облигации серий 01-10 были допущены к торгам на Фондовой бирже «РТС», в результате чего 50% объема выпуска было размещено среди корпоративных инвесторов, наиболее крупным из которых стало ОАО «Связьинвест». Остальные 50% выпуска были традиционно размещены среди населения г. Перми и Пермской области через филиальную сеть ОАО «Уралсвязьинформ» г. Перми и Пермской области. В соответствии с условиями выпуска доходность по облигациям определена в размере 18,5% годовых.

СВЕДЕНИЯ ОБ УЧАСТИИ ОБЩЕСТВА В ДРУГИХ ОРГАНИЗАЦИЯХ, ОКАЗЫВАЮЩИХ УСЛУГИ СВЯЗИ (В УСТАВНОМ КАПИТАЛЕ КОТОРЫХ ДОЛЯ ОБЩЕСТВА СОСТАВЛЯЕТ НЕ МЕНЕЕ 10%), И ЭФФЕКТИВНОСТИ ДОЛГОСРОЧНЫХ ФИНАНСОВЫХ ВЛОЖЕНИЙ

СВЕДЕНИЯ ОБ УЧАСТИИ ОБЩЕСТВА В ДРУГИХ ОРГАНИЗАЦИЯХ, ОКАЗЫВАЮЩИХ УСЛУГИ СВЯЗИ, И ЭФФЕКТИВНОСТИ ДОЛГОСРОЧНЫХ ФИНАНСОВЫХ ВЛОЖЕНИЙ

№ п/п	Наименование организации	Основной вид деятельности	Доля в УК организации, %	Вклад в УК, тыс. руб.	Эффективность долгосрочных финансовых вложений	
					Рентабельность активов, % (ROA)	Чистая текущая стоимость, тыс. руб. (NPV)
1	ООО «Фирма «Перминформ»	Эксплуатация и развитие сетей передачи данных (Internet, Global One, Роснет, Факснет и др.)	100	*1875,3*	38,4	25 752,5
2	ЗАО «Фирма «Пермтелеком»	Предоставление услуг кабельного телевидения	100	*240*	0,7	219,0
3	ООО ПТРК «Урал-Информ ТВ»	Телевидение и радиовещание	100	*11,95*	38,7	66,1

По состоянию на 1 января 2002 года ОАО «Уралсвязьинформ» имеет вклады в уставный капитал 29 компаний на сумму 11490,7 тыс. рублей. Основные вложения произведены в 1995-1997 годах.

Приоритетное направление долгосрочных финансовых вложений общества — расширение рынка услуг связи в Пермском регионе, включая местную, междугородную и международную связь, сотовую связь, передачу данных (Интернет), телевидение и радиовещание.

ООО «Фирма «Перминформ» внедряет современные компьютерные телекоммуникационные технологии и оказывает следующие услуги:

- в рамках областной сети передачи данных (ОСПД) осуществляется доступ к системе электронной почты «ДИОНИС», сетям GLOBAL ONE, РОСНЕТ, РОСПАК, INTERNET;
- система расширенного факс-сервиса «ФАКСНЕТ»;
- доступ к сетям INTERNET, GLOBAL ONE, РОСНЕТ;
- доступ к финансово-информационным сетям РТС, ММВБ, Reuters, МФБ.

В 2001 году выручка фирмы от реализации продукции составила 74,2 млн руб. (рост в 2,4 раза). Прибыль от реализации — 7,8 млн руб. (рост в 2,1 раза).

Для ОАО «Уралсвязьинформ» положительный эффект от участия в «Перминформ» составил 23,5 млн руб.

СЕТЬ КОММУТИРУЕМОГО ДОСТУПА В ИНТЕРНЕТ


Узлы IP - доступа
узлы доступа по аналоговым линиям (X.25)
ЧЕРДЫНЬ
КРАСНОВИШЕРСК
СОЛИКАМСК
БЕРЕЗНИКИ
АЛЕКСАНДРОВСК
КИЗЕЛ
ГУБАХА
КУДЫМКАР
ТфОП/ISDN
Интернет
Global One
Роспак/Роснет
X.25
Телекс
ДОБРЯНКА
ГОРНОЗАВОДСК
СИВА
КАРАГАЙ
ЧУСОВОЙ
ВЕРЕЩАГИНО
КРАСНОКАМСК
ЛЫСЬВА
ПЕРМЬ
НЫТВА
ОЧЕР
ОХАНСК
БЕРЕЗОВКА
КУНГУР
КИШЕРТЬ
ЧАСТЫЕ
ОСА
ОРДА
СУКСУН
ЕЛОВО
БАРДА
УИНСКОЕ
ЧАЙКОВСКИЙ
ЧЕРНУШКА
КУЕДА

ЗАО «Фирма «Пермтелеком» оказывает услуги кабельного телевидения. Компания интенсивно осваивает современные технологии телевизионного транслирования, вводит в эксплуатацию новое оборудование (головная станция «Teleste»). Осуществляется трансляция спутниковых каналов «Hallmark», «Discovery», «Fox Kids», перевод сети кабельного телевидения на широкополосные линии.

По данным бухгалтерской отчетности за 2001 год ЗАО «Фирма «Пермтелеком» имеет следующие показатели:

- Выручка от реализации продукции — 4065,3 тыс. руб. (рост на 24,9%).
- Прибыль от реализации — 30,2 тыс. руб. (снижение в 3,9 раза обусловлено переводом сетей с узкополосных на широкополосные и увеличением затрат на трансляцию новых спутниковых каналов).

Финансовое состояние предприятия удовлетворительное.

ООО ПТРК «Урал-Информ ТВ» получает доходы от реализации эфирного времени на двух телевизионных каналах — 39 ДМВ и 25 ДМВ. Деятельность компании направлена на поддержание благоприятного имиджа «Уралсвязьинформа» среди потребителей услуг, широкую пропаганду новых видов услуг связи, проведение рекламных кампаний, изготовление собственной рекламной продукции, трансляцию передач и материалов о деятельности ОАО «Уралсвязьинформ».

Выручка от реализации продукции в 2001 году составила 4,5 млн руб. (рост на 38,2%). Прибыль от реализации — 511,5 тыс. руб. (увеличение в 2,1 раза).

Положительный эффект для ОАО «Уралсвязьинформ» от участия в ООО ПТРК «Урал-Информ ТВ» составил 4,5 млн рублей.

Другие долгосрочные финансовые вложения направлены для решения следующих задач:

- обеспечение рекламы по предоставляемым услугам
- решение вопросов по социальной защите работников ОАО
- подготовка и повышение квалификации сотрудников ОАО.

Информация о крупных коммерческих и некоммерческих организациях, в которых участвует ОАО «Уралсвязьинформ» (холдинговые компании, финансово-промышленные группы, иные объединения коммерческих организаций)

1. Поволжская ассоциация инженеров телекоммуникаций и информатики «ТЕЛЕИНФО».
2. Ассоциация документальной электросвязи.
3. ЗАО «Стартком».
4. Ассоциация федеральной сотовой сети NMT-450.
5. Ассоциация российских операторов сетей GSM.
6. «Союз производителей и потребителей средств связи».
7. Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций».
8. Ассоциация операторов федеральной сети делового обслуживания «Искра».

ПЛАНЫ ТЕХНИЧЕСКОГО РАЗВИТИЯ КОМПАНИИ В 2002 году

ТЕХНИЧЕСКОЕ развитие предприятия в 2002 г. подчинено двум основным задачам — модернизации существующих сетей и освоению новых технологий и услуг, способствующих укреплению положения компании на рынке.

Первая подразумевает планомерное вытеснение устаревших систем передачи и коммутации с целью создания полностью цифровой местной и междугородной сети. Так, в области предполагается проложить более 250 км волоконно-оптического кабеля, смонтировать оборудование SDH более чем на 500 км внутризоновых линий. После этого цифровизация первичной сети ОАО «Уралсвязьинформ» вступает в завершающую стадию. Реконструкции подвергнется также сеть SDH областного центра. На узлах Пермской телефонной сети будут установлены мощные кросс-коннекторы STM-1/4, повышающие пропускную способность, улучшающие надежность и гибкость сети. Все оборудование принадлежит к новому поколению, имеющему возможность переноса трафика IP/ATM и готовому к применению технологии DWDM.

В области коммутации будут реализованы проекты, подготавливающие демонтаж четырех из шести оставшихся декадно-шаговых АТС, в том числе две последние в г. Перми. Выведение из эксплуатации этого типа оборудования завершится в 2003 г. Предполагается установить электронные станции еще в трех райцентрах области.

Важным шагом эволюции сети явится расширение АМТС областного центра. Эксплуатируемая с 1995 года емкость АМТС близка к исчерпанию. В ходе анализа различных вариантов принято решение о строительстве второй АМТС, территориально разнесенной с действующей. Это позволит существенно повысить надежность функционирования междугородной связи и оптимизировать нагрузку сети.

На уровне местных сетей продолжается расширение внедрения оптических сетей доступа, комбинирующих услуги телефонии и передачи данных. В сочетании с мультисервисной сетью, строительство которой в г. Перми намечено завершить в 2002 г., создаются предпосылки для формирования инфраструктуры так называемой сети следующего поколения NGN (Next Generation Networks).

Постоянно нарастающий объем услуг интеллектуальной сети обозначил необходимость расширения платформы. Предполагается вдвое увеличить количество трактов для выхода на сеть общего пользования. Кроме этого, изменениям подвергнется и сама архитектура интеллектуальной сети. С появлением АТС со встроенной функцией коммутации услуги SSP (Service Switching Point) реализуется режим включения платформы с распределенным SSP.

В области подвижной связи запланирован дальнейший рост числа абонентов сети стандарта GSM-900 на 150 тыс. номеров. Основными направлениями развития сети являются покрытие связью дорог федерального значения на территории области, улучшение качества обслуживания за счет установки дополнительных базовых станций в крупных городах и увеличение номенклатуры услуг. Для решения последнего блока задач планируется внедрение платформы мобильной интеллектуальной сети. Качество обслуживания вызовов улучшается за счет использования диапазона 1800 МГц, на который получена соответствующая лицензия.

В области новых технологий выделяются следующие направления:

□ Плавный переход сети кабельного телевидения на оптико-коаксиальную технологию HFC. На ее основе пользователи получат более 30 программ ТВ, быстрый доступ в Интернет по технологии кабельных модемов.

□ Разработка концепции построения центра операторского и информационного обслуживания (Call Center). Технология представляет собой универсальный инструмент предоставления многообразных услуг, требующих контакт пользователя с оператором, от полуавтоматического обслуживания соединений до справочно-информационных услуг.

□ Разработка сценариев внедрения элементов архитектуры сети следующего поколения. Эти аспекты будут прорабатываться с поставщиками возможной реализации пилотного проекта, предусматривающего установку шлюзов соединительных линий и сигнализации (Softswitch). Данная технология позволяет эффективней использовать имеющиеся сетевые ресурсы и уменьшать эксплуатационные расходы.

Дальнейшее развитие получит цифровая транспортная внутризоновая сеть.

Важное влияние на техническую политику предприятия в последующие годы окажет начавшийся в 2001 г. процесс реорганизации зависимых обществ ОАО «Связьинвест». Одна из задач реорганизации — создание единой телекоммуникационной сети Уральского региона. Предстоит большой объем работ по координации планов и принципов развития сети, а также по построению корпоративной информационной системы управления предприятием.


РАЗВИТИЕ ЦИФРОВОЙ
ТРАНСПОРТНОЙ ВНУТРИЗОНОВОЙ СЕТИ
ВОЛС
Проектируемые ВОЛС
ЦРРЛ
Проектируемые ЦРРЛ
КЛСЦ
ГАЙНЫ
ЧЕРДЫНЬ
КРАСНОВИШЕРСК
КОСА
КОЧЕВО
ЮРЛА
СОЛИКАМСК
УСОЛЬЕ
БЕРЕЗНИКИ
АЛЕКСАНДРОВСК
КИЗЕЛ
ГУБАХА
КУДЫМКАР
ЮСЬВА
ИЛЬИНСКИЙ
ДОБРЯНКА
ГОРНОЗАВОДСК
СИВА
КАРАГАЙ
ЧУСОВОЙ
ВЕРЕЩАГИНО
КРАСНОКАМСК
ЛЫСЬВА
ПЕРМЬ
НЫТВА
ОЧЕР
ОХАНСК
БЕРЕЗОВКА
Б. СОСНОВА
КУНГУР
КИШЕРТЬ
ЧАСТЫЕ
ОСА
ОРДА
СУКСУН
ЕЛОВО
БАРДА
УИНСКОЕ
ЧАЙКОВСКИЙ
ЧЕРНУШКА
КУЕДА
ОКТЯБРЬСКИЙ

МЕЖРЕГИОНАЛЬНАЯ
КОМПАНИЯ


Промышленность
Топливная,
электроэнергетика,
черная и цветная металлургия,
нефтехимическая,
нефтегазодобывающая,
машиностроение,
металлообработка
Площадь
2.0 млн.кв.км
Население
15.5 млн.чел.
Природные ресурсы
нефть, газ, уголь, железные и медные руды,
калийно-магниевые соли, поваренная соль,
мрамор, асбест, бокситы, золото, алмазы
Объем промышленного
производства % от ОПП РФ
37 млрд. USD
15.5%
Среднегодовой курс доллара за 2001 г. - 29.2 руб.
УРАЛСВЯЗЬИНФОРМ
Ямалэлектросвязь
Хантымансийскокртелеком
Уралтелеком Свердловской области
Тюменьтелеком
Электросвязь Курганской области
Связьинформ Челябинской области
Салехард
Ханты - Мансийск
Пермь
Екатеринбург
Тюмень
Челябинск
Курган

В 2001 ГОДУ продолжались работы по реорганизации операторов электросвязи Уральского региона в межрегиональную компанию электросвязи. Реорганизация проводится в форме присоединения **к ОАО «Уралсвязьинформ»** шести региональных компаний — операторов электросвязи:

- ОАО «Уралтелеком» (Свердловская область)
- ОАО «Связьинформ» (Челябинская область)
- ОАО «Тюменьтелеком»
- ОАО «Хантымансийскокртелеком»
- ОАО «Ямалэлектросвязь»
- ОАО «Электросвязь» (Курганская область)

Целью реорганизации является создание высокодоходной, высококапитализированной, высокотехнологичной и ориентированной на клиента компании национального масштаба.

2001 год и первое полугодие 2002 г. были весьма насыщенными в плане выполненных работ по реорганизации, среди них ключевыми являлись:

- оценка объединяемых компаний и утверждение советами директоров объединяемых компаний коэффициентов конвертации акций (консультант — ООО «ЛВ-финанс», г. Москва);
- успешное проведение внеочередных общих собраний акционеров, принявших решение о присоединении к ОАО «Уралсвязьинформ»;
- отработка условий присоединения с МАП и получение согласия МАП (январь 2002 года);
- открытие филиалов ОАО «Уралсвязьинформ» в регионах присоединяемых операторов (6 филиалов);
- ФКЦБ зарегистрировала выпуски акций и облигаций ОАО «Уралсвязьинформ», в которые будут конвертированы акции и облигации присоединяемых компаний.

Большой объем работы проведен в рамках создания системы корпоративного управления межрегиональной компании Урала и Западной Сибири. Приняты за основу организационные структуры генеральной дирекции и региональной дирекции межрегиональной компании, внедрена система бюджетирования (совместно с консультантом «Arthur Andersen»), система раздельного учета и учетной политики (совместно с консультантами «McKinsey» и «Юникон»). Подготовлены к предпроектной мобилизации очередные проекты по системе корпоративного управления (совместно с консультантами «Accenture» и «BCG»).

В течение 2001 года регулярная работа осуществлялась объединенными рабочими органами объединения: рабочими группами объединяемых компаний, объединенной рабочей группой, приемочным комитетом (совместно с ОАО «Связьинвест»). По итогам 2001 года принято решение реорганизовать эти органы и после завершения объединения преобразовать в организационно-управленческий, финансово-экономический советы и совет по технической и инвестиционной политике межрегиональной компании.

Усилия, предпринимаемые менеджментом объединяемых компаний и ОАО «Связьинвест» по выполнению плана реорганизации, получили высшую оценку инвесторов: в первом квартале 2002 года капитализация каждой из объединяемых компаний выросла более чем в два раза.

СТРУКТУРА УСТАВНОГО КАПИТАЛА УРАЛЬСКОЙ МРК ПО СОСТОЯНИЮ НА 01.01.02 г.


%
АДР (4,9%) голосующих акций
4,9
РФФИ (6,2%) голосующих акций
6,2
Частные акционеры (50%) голосующих акций
50
Связьинвест (51,4%) голосующих акций
51,4

Уставный капитал 4 820 млн руб.

Количество акций 40 169 386 628 шт.

Доля привилегированных акций 19,5%

Количество акционеров 25 650

Рыночная капитализация 401,5 млн USD

ВНЕШНЕЭКОНОМИЧЕСКАЯ ДЕЯТЕЛЬНОСТЬ

НАЦЕЛЕННОСТЬ ОАО «Уралсвязьинформ» на применение самых современных технологий при реализации инвестиционных проектов, построении телекоммуникационных сетей вызывает повышенный интерес как ведущих производителей телекоммуникационного оборудования, так и иностранных инвесторов. В отчетном году компанию посетило 111 иностранных делегаций, что более чем в два раза превышает число визитов по отношению к предыдущему году. В основном это деловые визиты, связанные с подготовкой проектов и их реализацией.

Дальнейшее развитие телекоммуникаций осуществлялось на основе оборудования и технологий традиционного стратегического партнера ОАО «Уралсвязьинформ» Alcatel SEL AG (Германия), компаний Alcatel Italia (Италия), DAMM Cellular Systems A/S (Дания), CISCO Systems (США), Nokia Corporation (Финляндия), ADC Telecommunications (Израиль). Расширяется сотрудничество с компанией Huawei Technologies (Китай), которая выходит в разряд стратегических партнеров. На долю этой компании приходится более половины поставленного оборудования, ряд современных технологий прошли успешную сертификацию на сетях ОАО «Уралсвязьинформ».

УПРАВЛЕНИЕ ПЕРСОНАЛОМ

ПОЛИТИКУ в области управления персоналом определяет программа «Персонал», которая была принята в 1996 году и скорректирована в связи с изменениями во внутренней и внешней средах, необходимостью перехода от кадровой работы в ее старом понимании к комплексной системе управления персоналом компании в 2001 г.

Вводятся новые функции управления персоналом: участие в разработке стратегии компании, работа по оптимизации организационных структур и их численности, управление мотивацией труда сотрудников, трудовыми отношениями и др. Разработаны методики отбора кадров и адаптации работника в период испытательного срока. Особые требования предъявляются к претендентам на работу с клиентами. Допуск к работе кандидаты получают только по окончании обучения, стажировки, успешной сдачи экзаменов. Программа «Персонал» предназначена для практического использования руководителями всех уровней и специалистами по управлению персоналом.

Осуществляется регулярный аудит персонала, в ходе которого исследуются вопросы управления персоналом линейных подразделений:

- контроль над внедрением программы «Персонал», выполнением принятых в ОАО правил и процедур;
- оценка эффективности управления персоналом подразделения;
- определение направлений совершенствования системы работы с персоналом, в том числе определение потребности в квалифицированном персонале и его развитии.

ОАО «Уралсвязьинформ», проводя политику ориентации компании на потребителя услуг связи, на внедрение передовых технологий и современного оборудования, учитывает это, обучает специалистов на курсах повышения квалификации и в учебных заведениях дополнительного профессионального образования. Обучение — это конкретная адресная помощь тем работникам, в продвижении которых акционерное общество заинтересовано. Имеются собственный музей истории связи и учебный центр, чьи лаборатории и аудитории позволяют принимать до 270 слушателей одновременно. Особое внимание уделяется обучению по этике трудовых отношений, сервисной культуре. Высококвалифицированные специалисты проводят консультации по всем аспектам трудовой деятельности, в том числе — по деловому общению. Деятельность в области обучения координирует методический совет.

Активно используются среди работников филиалов производственно-экономическое соревнование, среди электромонтеров, кабельщиков-спайщиков, операторов связи — конкурсы профессионального мастерства на звание лучшего по профессии, среди специалистов и руководителей — конкурсы «Инженер года», «Лидер управления» и др. Специалистам компании, принимавшим участие во Всероссийском конкурсе «Инженер года», присвоено звание «Профессиональный инженер России» и вручены сертификаты в номинации «Радиотехника, электроника, связь».

Для оптимизации производства совершенствуется организационная структура акционерного общества. В 2001 г. преобразованы Соликамский и Березниковский ЭТУСы, созданы Пермский территориальный узел связи (ПТУС), производство «Пермский таксофон», центр оперативного управления, технический центр, центр информационных технологий, медицинский центр.

Безопасность труда работников обеспечивается цельной системой мероприятий по охране труда: разработаны стандарты предприятия, организовано обучение и проверка знаний по охране труда, проведена аттестация рабочих мест по условиям труда, проводится оздоровление работников в условиях профилакториев, курортов, в поликлиниках города. Улучшаются жилищные условия работников.

Функционирование объектов социальной сферы обеспечивает филиал ОАО «Уралсвязьинформ» — коммунально-бытовое управление «Связист»: спортивно-оздоровительный комплекс, оздоровительный центр «Елочка», общежития, детские дошкольные учреждения. Социальное партнерство в области отношений с профсоюзами регулируется отраслевым тарифным соглашением и коллективным договором.

КОЛИЧЕСТВЕННЫЙ И КАЧЕСТВЕННЫЙ СОСТАВ ПЕРСОНАЛА

	2000 г.	2001 г.	2002 г., план
Среднесписочная численность	**7634**	**7489**	**7046**
Уровень образования:			
высшее, чел.	1265	1343	1400
среднее профессиональное, чел.	2095	1976	2000
Обеспеченность специалистами:			
с высшим образованием, %	89,7	91,1	91
со средним профессиональным образованием, %	89,8	87,6	88
Повысили квалификацию, всего	6462	6439	6400
в том числе руководители	470	631	600
специалисты	1913	2092	2100
Состав персонала:			
до 40 лет, %	49,6	46,3	46
от 40 до 50 лет, %	33,8	34,4	34
свыше 50 лет, %	16,6	19,3	20
мужчин, %	50,5	50,7	51
женщин, %	49,5	49,3	49
Текучесть кадров, %	5	6,1	6

СВЯЗИ С ОБЩЕСТВЕННОСТЬЮ

Сфера практической деятельности ОАО «Уралсвязьинформ» по связям с общественностью была направлена на формирование корпоративной культуры сотрудников, информационной открытости, рекламную политику, доброжелательные отношения с акционерами, клиентами, деловыми партнерами, инвесторами, властными структурами, органами местного самоуправления, средствами массовой информации, общественными организациями, политическими партиями и движениями.

Основными направлениями являлись:

- реализация единой информационной и рекламной политики компании;
- создание организационной структуры информационной политики, обеспечивающей оперативный сбор, обработку и передачу информации между управлением, подразделениями, региональными и дочерними предприятиями ОАО «Уралсвязьинформ»;
- отслеживание тенденций внешней и внутренней сферы деятельности ОАО «Уралсвязьинформ» на территории Пермской области и за ее пределами;
- своевременное выявление, а в дальнейшем прогнозирование и предотвращение кризисных ситуаций во взаимоотношениях ОАО «Уралсвязьинформ» с органами власти, инвесторами, акционерами, деловыми партнерами, конкурентами, средствами массовой информации и т.п.;
- создание корпоративных стандартов раскрытия информации и управления информационными потоками внутри ОАО «Уралсвязьинформ»;
- проведение рекламных кампаний с целью формирования потребительского спроса;
- расширение доли и качества региональной информации в информационных материалах ОАО «Связьинвест»;
- информационное обеспечение работы по созданию объединенной компании Уральского региона;
- организация информационной поддержки ОАО «Связьинвест»;
- использование возможностей средств массовой информации, учредителем которых является ОАО «Уралсвязьинформ».

ОРГАНИЗАЦИЯ РАБОТЫ С КЛИЕНТАМИ

ЭФФЕКТИВНЫМ инструментом воздействия как на сотрудников, так и на клиентов компании, формирования корпоративной культуры являлась программа деятельности ОАО «Уралсвязьинформ» «Во благо клиента».

Для разделения функций технологии производства и предоставления качественных услуг в г. Перми разграничены полномочия между Пермским территориальным узлом связи и Сервисным центром. Инициирована и находится в стадии реализации работа по разграничению сервисной и производственной служб в подразделениях сотовой связи.

Для внедрения технологии оказания услуги, удобной для всех потребителей, повышения качества обслуживания клиентов внедрен ряд стандартов предприятия в рамках системы качества ИСО-9000. В частности, по услугам проводной телефонной связи, ISDN, видеосвязи. Определена процедура взаимодействия филиалов по техническому обслуживанию сетей сотовой связи и персонального радиовызова в Пермской области.


СУБЪЕКТ
ИНФОРМАЦИЯ
КАНАЛ СВЯЗИ
ОБЩЕСТВЕННОСТЬ
Отдел по работе с клиентами
Обращения клиентов, связанные с различными проблемами в среде услуг телекоммуникаций
Просьбы о благотворительности
Сообщения о состоянии дел в филиалах
Вопросы о новых видах услуг связи
Устные обращения
Письменные обращения
Телефонные звонки в отдел
Звонки на ежедневный «открытый» телефон ОАО «Уралсвязьинформ»
Электронная почта
Личный прием клиентов
Клиенты — потребители услуг связи
Сотрудники компаний
СМИ
Органы государственной власти
Антимонопольный комитет
Управление по защите прав потребителей
ОБРАТНАЯ СВЯЗЬ
На основании анализа общественного мнения и действий ОАО «Уралсвязьинформ»

К услугам клиентов города Перми оборудованы и открыты дополнительно к имеющимся ПУЭС три подразделения абонентского отдела Сервисного центра, предусмотрен круглосуточный график работы центральных пунктов услуг электросвязи во всех районах области. В областном центре работает 7 пунктов круглосуточного обслуживания клиентов. 14 марта 2002 г. принял первых посетителей Центр телекоммуникационных услуг (ул. Попова, 23) с полным комплексом предоставляемых компанией услуг связи.

Реконструировано и отремонтировано 25 пунктов услуг электросвязи, оборудовано 10 центров услуг телекоммуникаций и салонов-магазинов по продажам услуг. Для удобства клиентов изменен график работы салона сотовой связи GSM — без перерыва на обед и выходных дней. В 9 пунктах услуг электросвязи г. Перми оборудованы рабочие места менеджеров по продажам и подключению сотовых телефонов, создана единая справочная служба для абонентов этого стандарта по «удобному» номеру — 007.

Наружная реклама и оформление интерьеров в пунктах услуг электросвязи приводится к единому фирменному стилю. В соответствии с разработанным в компании стандартом выполнены работы по рекламно-информационному оформлению центров услуг телекоммуникаций и абонентских отделов в ряде филиалов Пермской области.

Максимальное удовлетворение потребностей клиентов в любом виде телекоммуникационных услуг за счет высокого качества и уровня обслуживания, использование гибких тарифных планов, учитывающих индивидуальные возможности потребителей услуг, увеличение объема продаж услуг — все это остается важнейшими задачами компании на ближайшее время.

СОЦИАЛЬНЫЕ ПРОЕКТЫ

В идеологии работы ОАО «Уралсвязьинформ» преимущество отдавалось социально незащищенным гражданам, детям — юным дарованиям России, старикам, инвалидам и участникам Великой Отечественной войны, детским домам и интернатам, учреждениям здравоохранения, культуры и спорта. Оказывалась целевая помощь семьям и родителям военнослужащих, погибших в Чечне. ОАО «Уралсвязьинформ» телефонизировало квартиры семей погибших военнослужащих, оказывало помощь в содержании детей в ведомственном дошкольном учреждении и др.

Приоритетом в оказании благотворительной помощи пользуются общественные организации социальной направленности.

Не остаются без внимания учреждения здравоохранения, образования. ОАО «Уралсвязьинформ» стало попечителем специального профессионально-технического училища «Уральское подворье». Это уникальное учебно-воспитательное учреждение — федеральный методический центр по работе с подростками, попавшими в сложные жизненные условия.

ОАО «Уралсвязьинформ» участвовало в реализации культурных проектов Пермской области и Российской Федерации, областной Программы развития физкультуры и спорта.

Акционерное общество считает своим долгом участие в восстановление культурно-исторических памятников.

В 2001 году оказано благотворительной помощи на сумму 2524,5 тыс. рублей.

БЛАГОТВОРИТЕЛЬНАЯ ПОМОЩЬ

	Общая сумма благотворительной помощи	В ТОМ ЧИСЛЕ						
		Общественные организации социальной направленности	Организации культуры и спорта	Организации просвещения, здравоохранения	Религиозные организации	Предприятия связи	Военные ведомства и организации	Частные лица
т. руб.	2524,5	579,2	386,6	656,0	600,5	86,3	63,0	152,9

ЗАКЛЮЧЕНИЕ НЕЗАВИСИМОЙ АУДИТОРСКОЙ ФИРМЫ АКЦИОНЕРАМ О БУХГАЛТЕРСКОЙ ОТЧЕТНОСТИ ОАО «УРАЛСВЯЗЬИНФОРМ» ЗА ГОД, ОКАНЧИВАЮЩИЙСЯ 31 ДЕКАБРЯ 2001 ГОДА

1. Мы провели аудит прилагаемой бухгалтерской отчетности ОАО «Уралсвязьинформ» за год, оканчивающийся 31 декабря 2001 года. Данная отчетность подготовлена исполнительным органом ОАО «Уралсвязьинформ» в соответствии с Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года. Бухгалтерская отчетность, подготавливаемая в соответствии с указанными Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года, существенно отличается от отчетности, составляемой в соответствии с международными стандартами бухгалтерского учета.

2. Ответственность за подготовку данной отчетности несет исполнительный орган ОАО «Уралсвязьинформ». Наша обязанность заключается в том, чтобы высказать мнение о достоверности во всех существенных аспектах данной отчетности на основе проведенного аудита.

3. Аудит бухгалтерской отчетности ОАО «Уралсвязьинформ» за отчетные периоды до 2001 года был проведен иной аудиторской организацией, чье мнение о достоверности бухгалтерской отчетности ОАО «Уралсвязьинформ» за год, оканчивающийся 31 декабря 2000 года, было высказано в положительном аудиторском заключении от 20 апреля 2001 года. Объем работ, выполненных нами, не включал проверку бухгалтерской отчетности ОАО «Уралсвязьинформ» за периоды, предшествующие году, оканчивающемуся 31 декабря 2001 года.

4. Мы проводили аудит в соответствии с Федеральным законом № 119-ФЗ от 7 августа 2001 г. «Об аудиторской деятельности» и Правилами (Стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации. Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность была подготовлена во всех существенных аспектах в соответствии с Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года. Аудит включал проверку на выборочной основе подтверждений цифровых данных и пояснений, содержащихся в бухгалтерской отчетности. Мы полагаем, что проведенный аудит дает достаточные основания для того, чтобы высказать мнение о достоверности данной отчетности.

5. По нашему мнению, прилагаемая к настоящему Заключению бухгалтерская отчетность достоверна, то есть подготовлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов ОАО «Уралсвязьинформ» по состоянию на 31 декабря 2001 года и финансовых результатов ее деятельности за год, оканчивающийся 31 декабря 2001 года, в соответствии с Федеральным законом №129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года.

6. Без внесения оговорок в наше заключение, мы обращаем Ваше внимание на то, что:

а) По состоянию на 31 декабря 2001 года краткосрочные обязательства ОАО «Уралсвязьинформ» превышают его оборотные активы;

б) По состоянию на 31 декабря 2001 года существует неопределенность, касающаяся погашения дебиторской задолженности со сроком возникновения свыше одного года;

в) Выручка ОАО «Уралсвязьинформ» в будущем будет зависеть от регулируемых государством тарифов, и существует неопределенность в отношении их величины.

При подготовке прилагаемой к настоящему Заключению бухгалтерской отчетности исполнительный орган ОАО «Уралсвязьинформ» исходил из допущения о том, что у ОАО «Уралсвязьинформ» отсутствуют намерения и необходимость ликвидации или существенного сокращения деятельности, а следовательно, обязательства будут погашаться в установленном порядке.

На собрании акционеров 27 сентября 2001 года акционеры приняли решение о реорганизации ОАО «Уралсвязьинформ» в форме присоединения к нему ряда зависимых акционерных обществ ОАО «Связьинвест», расположенных в Уральском регионе.

23 апреля 2002 года

Партнер-аудитор

Балашов Вадим Александрович

Аудитор

Хачатурян Михаил Сергеевич

Квалификационный аттестат аудитора № 035169

Артур Андерсен ЗАО
Москва

БАЛАНС ОАО «УРАЛСВЯЗЬИНФОРМ» ЗА 2001 ГОД

Достоверность отчетных показателей подтверждена независимой аудиторской фирмой «ЗАО «Артур Андерсен»

БАЛАНС ОАО «УРАЛСВЯЗЬИНФОРМ» ЗА 2001 ГОД — тыс. руб.

ПОКАЗАТЕЛИ	на 01.01.2001	на 01.01.2002
АКТИВ		
I. ВНЕОБОРОТНЫЕ АКТИВЫ	**4708278**	**5178274**
В том числе: 1. Нематериальные активы	20499	8
2. Основные средства	4586850	4938434
3. Незавершенные капитальные вложения	89049	227015
4. Доходные вложения в материальные ценности	389	376
5. Долгосрочные финансовые вложения	11491	12441
II. ОБОРОТНЫЕ АКТИВЫ, ВСЕГО	**499687**	**825199**
В том числе: 1. Запасы и затраты	128928	308985
2. Денежные средства	36129	71266
3. Дебиторская задолженность	334630	444948
	5207965	**6003473**
ПАССИВ		
III. КАПИТАЛ И РЕЗЕРВЫ, ВСЕГО	**3472122**	**3506981**
В том числе: 1. Уставный капитал	1049273	1049273
2. Добавочный капитал	2627525	2626232
3. Резервный капитал	2252	2252
4. Фонд социальной сферы	17619	16647
5. Нераспределенная прибыль прошлых лет	15453	16520
6. Непокрытый убыток прошлых лет	(240000)	(240000)
7. Нераспределенная прибыль отчетного года		36057
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА, ВСЕГО	**888345**	**765115**
В том числе: 1. Долгосрочные кредиты банков	13400	13400
2. Долгосрочные займы	874945	751715
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА, ВСЕГО	**847498**	**1731377**
В том числе: 1. Займы и кредиты	562562	970535
2. Кредиторская задолженность	277509	749107
3. Доходы будущих периодов	7427	11735
	5207965	**6003473**

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ ОАО «УРАЛСВЯЗЬИНФОРМ» ЗА 2001 ГОД — тыс. руб.

№ п/п	Показатель	За отчетный период	За аналогичный период 2000 года
1	**Выручка от реализации продукции** (работ, услуг)	2167060	1613276
2	**Себестоимость реализованной продукции** (работ, услуг)	(1836201)	(1258780)
3	**Прибыль (убыток) от продаж**	330859	354496
4	**Операционные доходы**	10851	8446
5	**Операционные расходы**	(225382)	(112765)
6	**Внереализационные доходы**	186584	209819
7	**Внереализационные расходы**	(231775)	(205431)
8	**Прибыль (убыток) до налогообложения**	71137	254565
9	**Налог на прибыль и иные аналогичные обязательные платежи**	(35080)	(40820)
10	**Чрезвычайные доходы**	288	
11	**Чрезвычайные расходы**	(288)	
12	**Чистая прибыль** (нераспределенная прибыль (убыток) отчетного периода)	36057	213745

Генеральный директор **В. И. Рыбакин**

Заместитель генерального директора — главный бухгалтер **Л. В. Онучина**

ОТЧЕТ НЕЗАВИСИМОЙ АУДИТОРСКОЙ ФИРМЫ

Акционерам и Совету директоров ОАО «Уралсвязьинформ»:

Мы провели аудит прилагаемого консолидированного баланса ОАО «Уралсвязьинформ» (открытое акционерное общество по законодательству Российской Федерации) и его дочерних предприятий (далее «Группа») по состоянию на 31 декабря 2001 года, а также соответствующих консолидированных отчетов о прибылях и убытках, об изменении акционерного капитала и движении денежных средств за 2001 год, выраженных с учетом покупательной способности рубля на 31 декабря 2001 года. Ответственность за подготовку настоящей консолидированной финансовой отчетности несет руководство Группы. В наши обязанности входило высказать мнение на основании проведенной нами аудиторской проверки об указанной финансовой отчетности. Аудит консолидированной финансовой отчетности Группы по состоянию на 31 декабря 2000 года и за 2000 год был проведен другой аудиторской организацией, мнение которой было выражено в безусловно положительном заключении, датированном 25 июня 2001 года.

Мы проводили аудиторскую проверку в соответствии с Международными Стандартами Аудита. Эти стандарты требуют, чтобы аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что финансовая отчетность не содержит существенных искажений. Аудит включает в себя выборочную проверку первичных документов, подтверждающих финансовую отчетность и примечания к ней. Аудит также включает в себя оценку применяемых существенных принципов бухгалтерского учета, оценок статей, сделанных руководством, а также общего содержания финансовой отчетности. Мы полагаем, что проведенный нами аудит дает достаточные основания для того, чтобы высказать мнение о данной финансовой отчетности.

По нашему мнению, вышеупомянутая консолидированная финансовая отчетность во всех существенных аспектах достоверно отражает финансовое положение Группы по состоянию на 31 декабря 2001 года, финансовые результаты и движение денежных средств за соответствующий год в соответствии с Международными Стандартами Финансовой Отчетности.

Без внесения оговорок в наше заключение, мы обращаем внимание на Примечания 1 и 2 к финансовой отчетности, в которых описана сохраняющаяся политическая и экономическая неопределенность для предприятий, ведущих свою деятельность на территории Российской Федерации, влияние регулирования тарифов и планируемая реорганизация Группы. Данные неопределенности будут в дальнейшем оказывать влияние на деятельность и финансовое положение Группы. Эффект данных неопределенностей в настоящее время не может быть определен, и данная консолидированная финансовая отчетность не содержит корректировок, отражающих возможный будущий эффект на возмещаемость и классификацию активов или сумму и классификацию обязательств, которые могут возникнуть в результате данных неопределенностей.

ЗАО «ЭРНСТ ЭНД ЯНГ ВНЕШАУДИТ»
Москва, Россия
16 августа 2002 года
(за исключением фактов, указанных в Примечании 26,
для которых датой является 22 августа 2002 года)

ОАО «УРАЛСВЯЗЬИНФОРМ» КОНСОЛИДИРОВАННЫЙ БАЛАНС

(В ТЫСЯЧАХ РУБЛЕЙ С УЧЕТОМ ПОКУПАТЕЛЬНОЙ СПОСОБНОСТИ РУБЛЯ ПО СОСТОЯНИЮ НА 31 ДЕКАБРЯ 2001 ГОДА)

КОНСОЛИДИРОВАННЫЙ БАЛАНС		По состоянию на 31 декабря	
	Прим.	2001	2000
АКТИВЫ			
ДОЛГОСРОЧНЫЕ АКТИВЫ			
Нематериальные активы, нетто	6	**13.218**	18.726
Основные средства, нетто	4, 5	**3.940.217**	3.272.464
Долгосрочные финансовые вложения, нетто	7	**4.629**	8.784
Отложенные активы по налогу на прибыль	19	**318.917**	566.694
Прочие внеоборотные активы		**17.748**	14.155
Итого долгосрочные активы		4.294.729	3.880.823
ТЕКУЩИЕ АКТИВЫ			
Товарно-материальные запасы, нетто	8	**190.918**	150.610
Дебиторская задолженность, за вычетом резерва по сомнительным долгам	9	**193.106**	204.945
Прочие оборотные активы	10	**308.332**	82.331
Краткосрочные займы, предоставленные Банком		**38.218**	37.579
Денежные средства и их эквиваленты	11	**90.563**	68.284
Итого текущие активы		821.137	543.749
Итого активы		5.115.866	4.424.572
СОБСТВЕННЫЕ СРЕДСТВА АКЦИОНЕРОВ И ОБЯЗАТЕЛЬСТВА			
СОБСТВЕННЫЕ СРЕДСТВА АКЦИОНЕРОВ			
Акционерный капитал – объявленный и выпущенный	12	**1.049.273**	1.049.273
Нераспределенная прибыль и прочие резервы		**1.384.493**	1.076.346
Итого собственные средства акционеров		2.433.766	2.125.619
УСЛОВНЫЕ УБЫТКИ И ОБЯЗАТЕЛЬСТВА	22	**—**	—
ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Долгосрочные кредиты и займы	13	**574.137**	793.239
Безвозмездно полученное оборудование	14	**154**	166
Обязательства по лизинговым платежам	5	**3.600**	—
Долгосрочные депозиты в Банке		**56.036**	—
Доходы будущих периодов		**16.984**	50.370
Итого долгосрочные обязательства		650.911	843.775
ДОЛЯ МЕНЬШИНСТВА		**13.535**	—
ТЕКУЩИЕ ОБЯЗАТЕЛЬСТВА			
Кредиторская задолженность и начисленные обязательства	15	**678.219**	281.448
Текущие обязательства по лизинговым платежам	5	**5.699**	—
Кредиторская задолженность по налогам и социальному обеспечению	16	**79.339**	89.690
Задолженность перед АО «Ростелеком»	23	**21.399**	9.813
Дивиденды к выплате		**—**	10.389
Доля долгосрочных кредитов и займов, подлежащая погашению в течение года	13	**169.394**	310.347
Краткосрочные кредиты и займы	13	**909.152**	730.613
Вклады в Банк		**96.319**	—
Доходы будущих периодов		**58.133**	22.878
Итого текущие обязательства		2.017.654	1.455.178
Итого собственные средства акционеров и обязательства		5.115.866	4.424.572

Прилагаемые примечания являются неотъемлемой частью данной консолидированной финансовой отчетности.

КОНСОЛИДИРОВАННЫЙ ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

(В ТЫСЯЧАХ РУБЛЕЙ С УЧЕТОМ ПОКУПАТЕЛЬНОЙ СПОСОБНОСТИ РУБЛЯ ПО СОСТОЯНИЮ НА 31 ДЕКАБРЯ 2001 ГОДА ЗА ИСКЛЮЧЕНИЕМ ПРИБЫЛИ НА АКЦИЮ)

КОНСОЛИДИРОВАННЫЙ ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ		За годы, заканчивающиеся 31 декабря	
	Прим.	2001	2000
ДОХОДЫ	17	2.399.995	2.051.135
ОПЕРАЦИОННЫЕ РАСХОДЫ			
Заработная плата, прочие выплаты и социальные отчисления		(748.037)	(619.225)
Расходы, связанные с пропуском трафика		(165.025)	(154.450)
Материалы, ремонт и обслуживание, коммунальные платежи		(302.620)	(310.069)
Налоги за исключением налога на прибыль		(51.835)	(105.796)
Износ и амортизация		(302.584)	(243.593)
Обесценение активов		—	(4.091)
Расходы на создание резерва по безнадежным долгам		(8.863)	(20.467)
Убыток от выбытия основных средств		(16.730)	(22.831)
Стоимость реализованных товаров для перепродажи		(69.661)	(49.802)
Прочие операционные расходы		(257.437)	(185.270)
Итого операционные расходы		(1.922.792)	(1.715.594)
ПРИБЫЛЬ ОТ ОПЕРАЦИОННОЙ ДЕЯТЕЛЬНОСТИ		477.203	335.541
Доходы от участия в капитале		721	—
Проценты уплаченные, нетто	18	(163.435)	(290.456)
Проценты по лизингу	5	(335)	—
Убыток от обесценения финансовых вложений		(67)	—
Прочие доходы (расходы), нетто		(44.368)	15.318
Прибыль от изменения покупательной способности денежной единицы	2	320.669	289.264
ПРИБЫЛЬ ДО НАЛОГООБЛОЖЕНИЯ И ДОЛИ МЕНЬШИНСТВА		590.388	349.667
Налог на прибыль	19	(268.706)	431.401
ЧИСТАЯ ПРИБЫЛЬ ДО ДОЛИ МЕНЬШИНСТВА		321.682	781.068
Доля меньшинства		(13.535)	(5.938)
ЧИСТАЯ ПРИБЫЛЬ ЗА ГОД		308.147	775.130
ПРИБЫЛЬ НА АКЦИЮ — БАЗОВАЯ И РАЗВОДНЕННАЯ		0,0352	0,0886
Средневзвешенное количество обыкновенных акций, использованное при вычислении прибыли на акцию, базовой и разводненной		8.743.938.000	8.743.938.000

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ В АКЦИОНЕРНОМ КАПИТАЛЕ ЗА 2001 ГОД

(В ТЫСЯЧАХ РУБЛЕЙ С УЧЕТОМ ПОКУПАТЕЛЬНОЙ СПОСОБНОСТИ РУБЛЯ ПО СОСТОЯНИЮ НА 31 ДЕКАБРЯ 2001 ГОДА)

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ В АКЦИОНЕРНОМ КАПИТАЛЕ			За годы, заканчивающиеся 31 декабря
	Акционерный и добавочный капитал	Нераспределенная прибыль и прочие резервы	Итого собственные средства акционеров
На 31 декабря 1999 г.	1.049.273	322.815	1.372.088
Чистая прибыль за год	—	775.130	775.130
Дивиденды за 1999 г.	—	(11.209)	(11.209)
Дивиденды за 2000 г.	—	(10.390)	(10.390)
На 31 декабря 2000 г.	1.049.273	1.076.346	2.125.619
Чистая прибыль за год	—	**308.147**	**308.147**
На 31 декабря 2001 г.	**1.049.273**	**1.384.493**	**2.433.766**

Прилагаемые примечания являются неотъемлемой частью данной консолидированной финансовой отчетности.

КОНСОЛИДИРОВАННЫЙ ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

(В ТЫСЯЧАХ РУБЛЕЙ С УЧЕТОМ ПОКУПАТЕЛЬНОЙ СПОСОБНОСТИ РУБЛЯ ПО СОСТОЯНИЮ НА 31 ДЕКАБРЯ 2001 ГОДА)

КОНСОЛИДИРОВАННЫЙ ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ	За годы, заканчивающиеся 31 декабря	
	2001	2000
ПОСТУПЛЕНИЯ ДЕНЕЖНЫХ СРЕДСТВ ОТ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ		
Прибыль до налогообложения	**590.388**	349.667
КОРРЕКТИРОВКИ С ЦЕЛЬЮ ОПРЕДЕЛЕНИЯ СУММЫ ДЕНЕЖНЫХ СРЕДСТВ, ПОЛУЧЕННЫХ ОТ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ		
Износ и амортизация	**302.584**	243.599
Убыток от выбытия основных средств	**16.730**	22.831
Увеличение резерва под обесценение финансовых вложений	**67**	4.091
(Уменьшение) резерва под обесценение и прочих оценочных резервов	**(13.367)**	—
Расходы по процентам (нетто)	**163.770**	275.144
(Уменьшение) резерва по сомнительным долгам	**8.863**	—
Уменьшение (увеличение) дебиторской задолженности	**(18.247)**	47.385
(Увеличение) товарно-материальных запасов	**(70.205)**	(25.715)
(Увеличение) прочих оборотных активов	**(268.127)**	(17.550)
Увеличение (уменьшение) кредиторской задолженности и начисленных обязательств	**229.630**	(28.075)
Увеличение (уменьшение) обязательств по налогам	**4.330**	—
Курсовые разницы-	**10.627**	—
Прибыль от изменения покупательной способности денежной единицы	**(320.669)**	(289.271)
Проценты уплаченные	**(172.696)**	(323.004)
Налог на прибыль уплаченный	**(45.171)**	(40.361)
ДЕНЕЖНЫЕ СРЕДСТВА, ПОЛУЧЕННЫЕ ОТ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ	**418.507**	218.741
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ, СВЯЗАННОЕ С ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТЬЮ		
Капитальные вложения	**(703.638)**	(342.015)
Приобретение нематериальных активов	**(19)**	(3.985)
Приобретение финансовых вложений	**(5.665)**	(13)
Проценты полученные	**8.960**	15.218
ДЕНЕЖНЫЕ СРЕДСТВА, ИСПОЛЬЗОВАННЫЕ В ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ	**(700.362)**	(330.795)
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ, СВЯЗАННОЕ С ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТЬЮ		
Привлечение кредитов и займов	**2.047.072**	1.531.877
Погашение кредитов и займов	**(1.709.245)**	(1.585.832)
Выплаты по договорам финансового лизинга	**(1.870)**	—
Выплаченные дивиденды	**(10.389)**	(11.482)
ЧИСТЫЕ ДЕНЕЖНЫЕ СРЕДСТВА, ПОЛУЧЕННЫЕ ОТ (ИСПОЛЬЗОВАННЫЕ В) ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТИ	**325.568**	(65.437)
ВЛИЯНИЕ ИНФЛЯЦИИ НА ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ	**(10.524)**	(10.283)
ВЛИЯНИЕ ИЗМЕНЕНИЙ ОБМЕННОГО КУРСА НА ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ	**(10.910)**	—
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ НА НАЧАЛО ГОДА	**68.284**	256.058
УВЕЛИЧЕНИЕ (УМЕНЬШЕНИЕ) ДЕНЕЖНЫХ СРЕДСТВ	**22.279**	(187.774)
ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ НА КОНЕЦ ГОДА	**90.563**	68.284

Прилагаемые примечания являются неотъемлемой частью данной консолидированной финансовой отчетности.

ПРИМЕЧАНИЯ К КОНСОЛИДИРОВАННОЙ ФИНАНСОВОЙ ОТЧЕТНОСТИ ПО СОСТОЯНИЮ НА 31 ДЕКАБРЯ 2001 ГОДА (В ТЫСЯЧАХ РУБЛЕЙ С УЧЕТОМ ПОКУПАТЕЛЬНОЙ СПОСОБНОСТИ РУБЛЯ ПО СОСТОЯНИЮ НА 31 ДЕКАБРЯ 2001 ГОДА)

1. ОПИСАНИЕ ДЕЯТЕЛЬНОСТИ ГРУППЫ И ЭКОНОМИЧЕСКАЯ СИТУАЦИЯ В РОССИИ

Деятельность Группы

Открытое акционерное общество «Уралсвязьинформ» (в дальнейшем ОАО «Уралсвязьинформ» или «Компания») и его дочерние предприятия ЗАО «АКИБ «Почтобанк» и ООО «Перминформ» (в дальнейшем «Группа») были зарегистрированы в соответствии с законодательством Российской Федерации. Головной офис Группы расположен по адресу: 614096, Российская Федерация, город Пермь, ул. Ленина, д. 68. Группа обладает лицензиями на предоставление услуг телефонной связи (включая услуги городской, междугородной и международной связи, мобильной связи в диапазонах 450, 800 и 900 MHz, пейджинговой связи), а также теле — и радиовещания и передачи данных на всей территории Пермской области Российской Федерации, выданными на срок до 2003-2007 годов.

Среднесписочная численность сотрудников Группы в 2001 и 2000 годах составила приблизительно 7.690 и 7.761 человек соответственно.

Контролируемая государством холдинговая компания ОАО «Связьинвест» владела 53,2% голосующих акций Группы по состоянию на 31 декабря 2001 и 2000 гг. Услуги международной и междугородной связи обеспечиваются ОАО «Ростелеком», дочерней компанией ОАО «Связьинвест».

Создание Компании и ее дочерних предприятий

22 декабря 1992 года Правительство Российской Федерации приняло постановление № 1003 «О приватизации предприятий связи», которое положило начало процессу приватизации в российской телекоммуникационной отрасли. В соответствии с Государственным планом приватизации на первом этапе вместо государственных предприятий были созданы акционерные компании.

Компания была зарегистрирована в Российской Федерации 29 апреля 1994 года администрацией Ленинского района г. Перми в соответствии с Указом Президента Российской Федерации № 721 от 1 июля 1992 г. «Об организационных мерах по преобразованию государственных предприятий, добровольных объединений государственных предприятий в акционерные общества» (которым были утверждены план приватизации и оценка активов Компании). Оценка чистых активов Компании для целей приватизации была проведена по состоянию на 1 июля 1992 года в соответствии с Положением о бухгалтерском учете и отчетности в Российской Федерации. Финансовая отчетность Компании на момент приватизации была основана на вступительных сальдо по данным российского бухгалтерского учета. В 1995 году Указом Президента все обыкновенные акции Компании, принадлежавшие государству, были переданы ОАО «Связьинвест».

По состоянию на 31 декабря 2001 года в состав Группы входят дочерние предприятия, Закрытое акционерное общество «АКИБ «Почтобанк» (далее «Банк») и Общество с ограниченной ответственностью «Перминформ» (далее «Общество»), которые были приобретены в момент регистрации и консолидируются. Основным видом деятельности Банка являются коммерческие банковские операции с физическими и юридическими лицами на территории Российской Федерации. Банк был зарегистрирован 30 апреля 1992 года и начал свою деятельность 6 июля 1992 года. По состоянию на 31 декабря 2001 года Группе принадлежало 68% акций (50,02% — Компании, 18% — Обществу) с правом голоса. Основным видом деятельности Общества является предоставление доступа в Интернет физическим и юридическим лицам на территории Пермской области. Общество было зарегистрировано Мотовилихинским Советом народных депутатов 6 августа 1991 года. По состоянию на 31 декабря 2001 года Компании принадлежала 100% доля в Обществе.

Экономическая и политическая обстановка

За последнее десятилетие в России произошли значительные политические, экономические и социальные изменения. Будучи страной с переходной экономикой, Россия пока не имеет достаточно развитой деловой и законодательной инфраструктуры, которая существует в странах с более развитой рыночной экономикой. Правительство Российской Федерации в настоящее время предпринимает попытки разрешить эти проблемы, но осуществление реформ, направленных на создание банковской, налоговой и законодательной систем, существующих в странах с более развитой рыночной экономикой, еще не завершено. В результате, как о том свидетельствуют дефолт по государственным долгам и девальвация рубля в 1998 году, хозяйственная деятельность в России сопряжена с рисками, которые обычно отсутствуют в странах с более развитыми рыночными отношениями. Эти риски сохраняются в современной российской экономике, что приводит к таким результатам, как неконвертируемость национальной валюты за рубежом, обременительный валютный контроль, низкий уровень ликвидности на рынках долгосрочного кредита и капитала, высокий уровень инфляции.

В обозримом будущем деятельность Группы может быть подвержена воздействию таких рисков и их последствий. В результате существует значительная неопределенность, которая может повлиять на будущую коммерческую деятельность Группы, окупаемость ее активов и соблюдение сроков погашения обязательств. Прилагаемая финансовая отчетность не содержит корректировок, которые могли бы быть внесены в результате разрешения этих неопределенностей в будущем. Такие корректировки при необходимости будут отражены в финансовой отчетности Группы по мере их проявления и возникновения возможности их количественной оценки.

2. ПОЛОЖЕНИЕ НА РЫНКЕ, ЛИКВИДНОСТЬ И ФИНАНСОВЫЕ РЕСУРСЫ ГРУППЫ

Тарифообразование

В соответствии с российским антимонопольным законодательством ОАО «Уралсвязьинформ» подпадает под государственное тарифное регулирование в качестве предприятия-монополиста.

С 1999 года тарифы на услуги городской телефонной связи утверждаются Министерством по антимонопольной политике и поддержке предпринимательства (МАП). Тарифы на услуги междугородной связи утверждаются Федеральной службой по естественным монополиям в области связи (ФСЕМС) (в настоящее время эта служба входит в качестве департамента в структуру МАП). Право устанавливать тарифы региональных операторов на услуги международной связи передано ОАО «Ростелеком».

Тарифы на телекоммуникационные услуги, как правило, устанавливаются в рублях и, как правило, не учитывают компенсации затрат на оказание услуг и необходимого уровня капиталовложений в развитие сети. Процесс определения тарифов в том виде, в каком он известен в западных странах, в России не используется, поскольку значительное влияние на решение об изменении тарифов оказывают социальные и политические соображения, а также общий уровень инфляции.

Руководство ОАО «Связьинвест» предприняло ряд мер, направленных на изменение существующей тарифной системы. В частности, в качестве краткосрочной меры было достигнуто повышение тарифов на услуги связи в июне 1999-го, январе и августе 2000 и июле 2001 гг.

Реорганизация Компании

В 2001 году началась подготовка к реорганизации Компании путем получения согласия акционеров на присоединение следующих региональных компаний, входящих в группу ОАО «Связьинвест»:

- ОАО «Электросвязь» Курганской области,
- ОАО «Связьинформ» Челябинской области,
- ОАО «Уралтелеком» Свердловской области,
- ОАО «Ямалэлектросвязь»,
- ОАО «Тюменьтелеком»,
- ОАО «Хантымансийскокртелеком».

Внеочередным общим собранием акционеров, состоявшимся 27 сентября 2001 года, было принято решение о наименовании объединенной компаний как ОАО «Уралсвязьинформ». Внеочередные общие собрания акционеров присоединяемых компаний, принявшие решения о присоединении к ОАО «Уралсвязьинформ», состоялись следующим образом:

ОАО «Электросвязь» Курганской области	24 сентября 2001 г.
ОАО «Связьинформ» Челябинской области	26 сентября 2001 г.
ОАО «Уралтелеком» Свердловской области	25 сентября 2001 г.
ОАО «Ямалэлектросвязь»	27 сентября 2001 г.
ОАО «Тюменьтелеком»	25 сентября 2001 г.
ОАО «Хантымансийскокртелеком»	12 октября 2001 г.

Объединение планируется закончить в 2002 году.

Так как окончательный финансовый эффект от реорганизации Компании не может быть определен по состоянию на 31 декабря 2001 года, в финансовой отчетности не было создано какого-либо резерва под обязательства, которые могут возникнуть в результате объединения.

Доступность финансовых ресурсов

В последние годы телекоммуникационные рынки в России характеризуются появлением новых операторов, предлагающих клиентам новые дополнительные услуги. Высокий уровень конкуренции диктует необходимость привлечения средств для финансирования модернизации существующих сетей. На способность группы ОАО «Связьинвест» генерировать необходимые денежные потоки оказывают негативное влияние существующие процедуры тарифообразования и отраслевого регулирования, в то время как доступ Группы к внешним финансовым ресурсам ограничен. В связи с этим ситуация с поддержанием ликвидности Группы и наличием долгосрочных источников финансирования в значительной мере остается неопределенной, в результате чего сохраняется превышение краткосрочных обязательств над текущими активами Группы, составившее 1.196.517 руб. по состоянию на 31 декабря 2001 года (2000 год: 961.965 руб.).

В то время, как Группа намерена продолжать поиск дополнительных источников финансирования программы капиталовложений на условиях, соответствующих долгосрочной природе данных инвестиций, руководство не может гарантировать, что такое долгосрочное финансирование может быть привлечено в будущем на коммерчески приемлемых условиях. В августе 2002 года Группе удалось разместить долгосрочные облигации номиналом 1 млрд рублей сроком на 3 года (см. примечание 26) для финансирования программы капиталовложений. Условия привлечения данных средств являются коммерчески приемлемыми. Кроме того, в результате поисков дополнительного финансирования Группа может быть вынуждена пользоваться финансированием в иностранной валюте. Валютным обязательствам свойственен внутренний риск (в связи с изменением обменного курса валют), для управления которым не существует отработанных инструментов хеджирования.

В течение 2002 года Группа предполагает использовать следующие источники финансирования: а) денежные средства на банковских счетах Группы; б) денежные потоки от основной деятельности; в) финансовые ресурсы российских кредитных организаций; г) товарные кредиты от поставщиков оборудования и д) вклады населения на счетах в дочернем Банке в пределах необходимой и доступной суммы.

Кроме того, руководству Группы удалось перенести сроки оплаты по некоторым текущим операциям, и оно предполагает, что такая возможность будет существовать и в будущем в случае недостаточности оборотного капитала Группы для покрытия всех текущих расходов.

Тем не менее руководство считает, что в будущем денежные потоки от основной деятельности будут достаточны для финансирования текущей деятельности. С учетом этого прилагаемая финансовая отчетность представлена исходя из принципа непрерывности деятельности компании и не скорректирована на возможное влияние указанных выше факторов неопределенности.

Раскрытие количественной и качественной информации относительно рыночного риска

Наиболее значительными элементами рыночного риска Группы являются риски, связанные с процентной ставкой и колебанием обменного курса.

В той мере, в которой Группа не защищена финансовыми инструментами от последствий колебания обменных курсов, у Группы могут возникать убытки или прибыль от курсовых разниц. Группа не использует инструменты хеджирования валютных рисков, возникающих при осуществлении ее основной деятельности, однако применяет некоторые элементы хеджирования, изменяя тарифы на услуги сотовой связи в соответствии с ростом курса доллара США.

Чувствительность к изменению процентной ставки

Процентный риск в основном относится к долговым обязательствам с плавающей ставкой, выраженным преимущественно в Евро.

По состоянию на 31 декабря 2001 года непогашенные обязательства Группы составили 1.868.974 руб. (в 2000 г. – 1.857.077 руб.), из которых приблизительно 718.614 руб. (в 2000 г. – 1.038.959 руб.) было предоставлено Группе под плавающую процентную ставку. Плавающая процентная ставка по задолженности Группы определяется в основном на основании ставки ЛИБОР.

Сумма дополнительных финансовых расходов Группы, которые возникли бы в результате гипотетического, внезапного и неблагоприятного изменения процентной ставки по данным кредитам на 100 базисных пунктов, составляет приблизительно 8.453 руб. Данный анализ чувствительности основывается на допущении о неблагоприятном изменении процентной ставки на 100 базисных пунктов по каждой из однородных категорий финансовых активов и обязательств. Однородная категория определяется по валюте, в которой выражены финансовые активы и обязательства, а также предполагает схожее изменение процентной ставки внутри категории.

Чувствительность к изменению обменного курса

Иностранные валюты, в особенности доллар США, оказывают значительное влияние на экономические условия коммерческих операций в России. В таблице представлена сводная информация по обменному курсу рубля к доллару США:

По состоянию на	Обменный курс
31 декабря 1997 г.	5,96
31 декабря 1998 г.	20,65
31 декабря 1999 г.	27,00
31 декабря 2000 г.	28,16
31 декабря 2001 г.	30,14
16 августа 2002 г.	31,56

Кроме того, обменный курс рубля к Евро составил 26,49 и 26,14 рублей за Евро по состоянию на 31 декабря 2001 и 2000 гг. соответственно.

Центральный Банк России установил жесткие правила регулирования валютных операций с целью стимулирования использования рубля в коммерческом обороте. Эти правила предполагают ограничения по конвертации рубля в твердую валюту и устанавливают определенные требования в отношении конвертации твердой валюты в рубли.

Группа не пользуется финансовыми инструментами, такими, как валютные форвардные контракты, валютные опционы, процентные свопы или соглашения о будущей процентной ставке, для целей управления данными рисками.

Система налогообложения в России

В настоящий момент в России действует ряд налогов, установленных на федеральном и региональном уровне. К ним относятся налог на добавленную стоимость, налог на прибыль предприятий, ряд налогов с оборота и налогов с фонда заработной платы (отчислений во внебюджетные фонды), а также ряд других налогов. В отличие от стран с развитой рыночной экономикой законодательство, регулирующее порядок взимания данных налогов, отсутствовало на протяжении продолжительного времени. В связи с этим механизмы практического применения законодательства не всегда ясны или полностью отсутствуют. Прецеденты были созданы лишь по ограниченному ряду спорных вопросов. Часто те или иные вопросы по-разному трактуются как различными государственными организациями и ведомствами, так и внутри этих организаций и ведомств.

Налоговые декларации, наряду с нарушениями законодательных и нормативных актов (например, таможенного и валютного законодательства), являются предметом рассмотрения различных государственных органов, имеющих право налагать крупные штрафы, взимать пени и проценты с нарушителей. Подобные факты приводят к возникновению налоговых рисков, значительно превышающих те, которые являются привычными для предпринимателей в странах с более развитой налоговой системой.

В последние годы правительство России приступило к реформированию налоговой системы РФ. С 1 января 1999 года вступила в силу первая часть Налогового Кодекса. С 1 января 2001 года вступила в силу вторая часть Налогового Кодекса. Общим направлением налоговой реформы является сокращение числа налогов и снижение общего налогового бремени, а также упрощение налогового законодательства.

Руководство Группы считает, что налоговые обязательства адекватно отражены в данной консолидированной финансовой отчетности, тем не менее остается риск того, что налоговые органы займут иную позицию в отношении спорных вопросов налогообложения, что может оказать значительное влияние на финансовое положение Группы.

3. ОСНОВНЫЕ ПОЛОЖЕНИЯ УЧЕТНОЙ ПОЛИТИКИ

Основные подходы к составлению консолидированной финансовой отчетности

Группа ведет бухгалтерский учет и подготавливает отчетность в российских рублях в соответствии с Положением о бухгалтерском учете и отчетности в Российской Федерации. Финансовая отчетность по Международным Стандартам Финансовой Отчетности (МСФО) составляется на основе отчетности, подготовленной в соответствии с требованиями российского бухгалтерского законодательства на основе метода первоначальной стоимости, которая корректируется с помощью необходимых в соответствии с требованиями МСФО поправок и реклассификаций.

Подготовка консолидированной финансовой отчетности требует от руководства принятия определенных допущений, влияющих на отраженные в отчетности суммы активов, обязательств и раскрытия информации в отношении условных обязательств на отчетную дату, а также суммы доходов и операционных расходов за отчетный период. Наиболее существенные допущения относятся к окупаемости и срокам полезного использования основных средств, резерву по безнадежным и сомнительным долгам и отложенному налогообложению. Фактические результаты могут отличаться от результатов сделанных руководством допущений.

Принципы консолидации

Консолидированная финансовая отчетность Группы составлена на основе финансовой отчетности ОАО «Уралсвязьинформ» и финансовой отчетности его дочерних компаний, существенных для целей настоящей консолидированной финансовой отчетности. Учетная политика дочерних и зависимых компаний приведена в соответствие с теми принципами МСФО, которые приняты ОАО «Уралсвязьинформ».

В соответствии с МСФО под дочерними компаниями подразумеваются компании, в отношении которых ОАО «Уралсвязьинформ» прямо или косвенно осуществляет контроль и в которых, как правило, обладает 50 или более процентами голосующих акций. Консолидированная финансовая отчетность включает активы, обязательства, доходы, затраты и расходы ОАО «Уралсвязьинформ» и дочерних компаний, объединенных на построчной основе.

Остатки по расчетам между материнской и дочерними компаниями, а также прибыль и убытки, в том числе нереализованные, полученные от операций между данными компаниями, были исключены из консолидированной финансовой отчетности.

Доля меньшинства в финансовых результатах и собственных средствах дочерних компаний, рассчитанная на основе обычных голосующих и привилегированных неголосующих акций, принадлежащих миноритарным акционерам, в консолидированном отчете о прибылях и убытках и консолидированном балансе показаны отдельно.

Если контроль над компанией осуществлялся не на протяжении всего отчетного года, то в консолидированные финансовые результаты включаются результаты деятельности данной компании в течение того периода, когда такой контроль осуществлялся.

ОАО «Уралсвязьинформ» имеет вложения в следующие дочерние компании:

	2001	2000
ЗАО «АКИБ «Почтобанк» — (доля Группы)	68%	68%
ООО «Перминформ»	100%	100%

ЗАО «АКИБ «Почтобанк» было создано в апреле 1992 года. В соответствии с договорами между Компанией и Банком последний предоставляет Компании кредиты, проводит банковское обслуживание, а также предоставляет оборудование на условиях финансовой аренды.

Все существенные статьи финансовой отчетности Банка, подготовленной в соответствии с российским бухгалтерским законодательством, были скорректированы в целях приведения данной отчетности в соответствии с требованиями МСФО и учетной политики Компании. Все существенные операции между Компанией и Банком были исключены из финансовой отчетности в процессе консолидации.

ООО «Перминформ» было создано в августе 1991 года. Банк проводит банковское обслуживание «Перминформ», а также предоставляет оборудование на условиях финансовой аренды. ООО «Перминформ» владеет 18% акций Банка.

Все существенные статьи финансовой отчетности Общества, подготовленной в соответствии с российским бухгалтерским законодательством, были скорректированы в целях приведения данной отчетности в соответствии с требованиями МСФО и учетной политики Компании. Все существенные операции между Компанией и Обществом были исключены из финансовой отчетности в процессе консолидации.

Ассоциированные компании

В соответствии с МСФО, ассоциированными компаниями считаются такие компании, на деятельность которых ОАО «Уралсвязьинформ» оказывает значительное влияние и, как правило, владеет от 20% до 50% голосующих акций; эти компании учитываются по методу «участия в капитале». Доля Группы в чистой прибыли (убытках) ассоциированных компаний включена в консолидированный отчет о прибылях и убытках, а доля Группы в чистых активах ассоциированных компаний отражена в консолидированном балансе. Принимая во внимание, что размер доли Группы в чистой прибыли (убытках) ассоциированных компаний рассматривается Руководством как несущественный для консолидированной финансовой отчетности Группы, такие ассоциированные компании отражаются по себестоимости в прилагаемой финансовой отчетности.

Прочие финансовые вложения

Прочие финансовые вложения отражены по первоначальной стоимости, поскольку их справедливая стоимость не может быть достоверно определена. В случае снижения стоимости вложений (за исключением временного), их балансовая стоимость уменьшается до предполагаемой возмещаемой стоимости. Дивиденды и проценты отражаются по мере их получения и начисления соответственно. Финансовые вложения классифицируются как долгосрочные, если ожидаемый период владения ими превышает один год, в противном случае они классифицируются как краткосрочные.

Учет влияния инфляции

Прилагаемая консолидированная финансовая отчетность подготовлена в соответствии с МСФО согласно методу первоначальной стоимости, скорректированной согласно требованиям МСФО № 29 «Финансовая отчетность в условиях гиперинфляции» («МСФО № 29»).

Корректировки и реклассификации в отчетности, составленной по российским стандартам, для соответствия МСФО включают корректировку на изменение в общей покупательной способности российского рубля согласно МСФО № 29. Данный стандарт требует, чтобы финансовая отчетность, подготовленная в валюте страны с гиперинфляционной экономикой, была составлена на основе текущей покупательной способности валюты этой страны по состоянию на дату составления бухгалтерского баланса. Такая корректировка была рассчитана с использованием переводных коэффициентов исходя из индекса потребительских цен в Российской Федерации (ИПЦ), опубликованного Государственным комитетом по статистике Российской Федерации.

Ниже приводятся индексы и соответствующие переводные коэффициенты по отношению к ценам 2001 г. (2001 г.=1,0) для корректировки консолидированной финансовой отчетности за годы, закончившиеся 31 декабря:

Год	Индекс	Переводной коэффициент
1992	7.541	314,8
1993	67.846	35,0
1994	211.612	11,2
1995	487.575	4,9
1996	594.110	4,0
1997	659.403	3,6
1998	1.216.401	1,9
1999	1.663.091	1,4
2000	1.997.843	1,2
2001	2.374.037	1,0

При корректировке консолидированной финансовой отчетности с учетом текущей покупательной способности рубля использованы следующие принципы:

□ все суммы, включая сравнительные данные по состоянию на 31 декабря 2000 г., представлены в денежном выражении с учетом покупательной способности денежной единицы по состоянию на 31 декабря 2001 г.;

□ денежные активы и обязательства на 31 декабря 2001 г. не были скорректированы, так как они уже выражены с учетом покупательной способности денежной единицы по состоянию на 31 декабря 2001 г.;

□ неденежные активы и обязательства, которые не были выражены с учетом покупательной способности рубля на 31 декабря 2001 г., и собственные средства акционеров были пересчитаны с использованием соответствующих переводных коэффициентов;

□ переоценки стоимости основных средств, относящиеся к предыдущим периодам, отнесены на увеличение статьи «Нераспределенная прибыль и прочие резервы» баланса;

□ все статьи в консолидированных отчетах о прибылях и убытках и движении денежных средств были скорректированы с использованием соответствующего коэффициента инфляции за период, за исключением износа, амортизации и убытков от выбытия основных средств и прочих активов;

□ влияние инфляции на чистую денежную позицию Группы показано в консолидированном отчете о прибылях и убытках как доход или убыток от изменения покупательной способности денежной единицы.

Сравнительные данные

Сравнительные данные за 2000 год представлены с учетом покупательной способности денежной единицы по состоянию на 31 декабря 2001 г. При необходимости сравнительные данные были реклассифицированы в соответствии с изменениями формата представления отчетности в текущем году.

Основные средства

Основные средства отражены по первоначальной стоимости их приобретения, за вычетом износа, рассчитанного линейным методом. Как было отмечено выше, российская финансовая информация выражена в рублях, без внесения инфляционных поправок. До 1992 года курс рубля к иностранной валюте был фиксированным и, возможно, не отражал реальной рыночной стоимости. Помимо этого, приобретение отдельных объектов основных средств осуществлялось централизованно через государственные структуры и затем передавались предприятиям по ценам, установленным государством. За период с 1992 года в соответствии с решениями государственных органов был произведен ряд обязательных переоценок основных средств.

Стоимость основных средств включает в себя стоимость строительства или стоимость приобретения, в том числе таможенные пошлины и невозмещаемые налоги, а также все прямые затраты на введение основных средств в эксплуатацию. Торговые скидки и льготы вычитаются при расчете стоимости строительства или приобретения. Значительные усовершенствования и модернизация, продлевающие срок полезной службы основных средств или значительно увеличивающие экономический эффект от их использования, капитализируются. Ремонт и обслуживание относятся на финансовые результаты по мере возникновения соответствующих расходов.

Износ основных средств начисляется на пересчитанную первоначальную стоимость по методу равномерного начисления амортизации (линейный метод) в течение срока полезного использования каждого из следующих классов основных средств:

Здания и сооружения	50 лет
Аналоговые коммутаторы	20 лет
Цифровые коммутаторы	15 лет
КАБЕЛЬ И ПЕРЕДАТОЧНОЕ ОБОРУДОВАНИЕ:	
Кабелепровод	15 лет
Беспроводные и проводные передающие устройства	15 лет
Транспортные средства	5 лет
Компьютеры, офисное и прочее оборудование	3-10 лет

Объекты незавершенного строительства отражены как сумма фактических затрат, осуществленных Компанией с начала строительства объекта до отчетной даты, пересчитанных с учетом индекса инфляции с даты возникновения затрат до отчетной даты в соответствии с МСФО № 29. На объекты незавершенного строительства не начисляется износ до момента их ввода в эксплуатацию.

В соответствии с требованиями МСФО 36 Группа производит оценку необходимости признания обесценения долгосрочных активов. Руководство Группы при этом принимает во внимание такие существенные факторы, как продолжительность использования активов, задействованных в операционной деятельности, а также прогнозы относительно роста тарифов на услуги связи и роста абонентской базы в Пермской области.

Безвозмездно полученные основные средства

Основные средства, безвозмездно переданные Группе абонентами или другими компаниями и организациями вне процесса приватизации, капитализируются по рыночной стоимости на дату передачи основных средств. Соответствующее обязательство учитывается на балансе и переносится на финансовый результат по мере начисления износа на основные средства в той же сумме, что и износ.

В том случае, если полученные безвозмездно основные средства не приводят к получению компанией доходов от оказания услуг связи, они не отражаются в бухгалтерских книгах.

Дотации муниципальных органов власти на приобретение основных средств отражаются в балансе как отложенные доходы и относятся на доходы в течение всего срока службы соответствующего основного средства в соответствии с МСФО 20 «Учет правительственных субсидий и раскрытие информации о правительственной помощи».

Инвестиционная собственность

С 1 января 2001 года Группа определяет инвестиционную собственность в соответствии с требованиями МСФО 40, как имущество (земельные участки, здания и/или части зданий, или и то, и другое), находящееся в распоряжении (владельца или арендатора по договору финансовой аренды) для получения ренты или выгод в связи с повышением стоимости капитала, либо того и другого, но не для использования в производстве или реализации товаров (услуг) или в административных целях; и не для продажи в ходе обычной хозяйственной деятельности.

Инвестиционная собственность признается Группой в составе активов только тогда, когда существует вероятность притока в компанию будущих экономических выгод, связанных с инвестиционной собственностью, и можно достоверно оценить стоимость инвестиционной собственности.

Финансовый лизинг

Аренда оборудования, при которой Группа в значительной степени принимает на себя риски и получает выгоду, возникающую из права собственности, классифицируется как финансовый лизинг.

Основные средства, полученные по договорам финансового лизинга, отражаются в составе основных средств компании по наименьшей из дисконтированной суммы арендных платежей (минимальные арендные платежи) и оценочной справедливой стоимости основного средства. Эта же сумма представляет собой первоначальную балансовую стоимость обязательств Группы по финансовому лизингу.

При расчете дисконтированной стоимости минимальных арендных платежей в качестве коэффициента дисконтирования применяется ставка процента, подразумеваемая в договоре об аренде. Первоначальные прямые затраты включаются в сумму актива. Арендные платежи распределяются между финансовыми расходами и снижением суммы обязательства. Финансовые расходы распределяются по периодам в течение срока аренды таким образом, чтобы обеспечить постоянную процентную ставку финансовых расходов на балансовый остаток обязательств по состоянию на конец каждого отчетного периода.

Основные средства, полученные по договорам финансового лизинга, амортизируются линейным методом в течение расчетного срока полезного использования так же, как и прочие основные средства той же категории, находящиеся в собственности Группы.

Операционная аренда

Платежи по операционной аренде, по которым Группа не берет на себя рисков или не получает выгод, возникающих из права собственности, отражаются как расходы по операционной аренде в соответствующем периоде.

Нематериальные активы

Нематериальные активы отражаются по первоначальной стоимости их приобретения. Нематериальные активы признаются в случае, если существует вероятность того, что с ними будет в будущем связан приток экономических выгод в Группу и стоимость актива может быть надежно оценена. Далее нематериальные активы учитываются по первоначальной стоимости их приобретения за вычетом накопленной амортизации и накопленных потерь в связи с обесценением.

Нематериальные активы амортизируются линейным методом в течение срока их полезного использования. Для расчета амортизации используются следующие сроки полезного использования нематериальных активов:

Лицензии	3-10 лет (Фактический срок, на который выданы лицензии)
Программное обеспечение	5 лет
Прочие	3-10 лет

Программное обеспечение

Стоимость приобретения нового программного обеспечения капитализируется и рассматривается как нематериальные активы, если эта стоимость не является неотъемлемой частью стоимости соответствующего оборудования.

Товарно-материальные запасы

Товарно-материальные запасы, включающие в себя кабель, запасные части и вспомогательное оборудование, оцениваются по наименьшей из двух сумм — стоимости приобретения и чистой стоимости реализации. Чистая стоимость реализации является стоимостью реализации запасов в условиях нормальной деятельности предприятия за вычетом расходов на реализацию. Стоимость запасов при списании в производство определяется методом средневзвешенной стоимости.

Дебиторская задолженность

Дебиторская задолженность по основной деятельности отражается за вычетом резерва по сомнительным долгам. Часть дебиторской задолженности Группы приходится на государственные учреждения и другие бюджетные организации. На возможность взыскания этой дебиторской задолженности влияет ряд политических и экономических факторов, учитываемых Группой при формировании резерва по сомнительным долгам по этой категории абонентов.

Взаимозачеты и бартер

Часть расчетов за оказанные услуги производится Группой путем взаимозачетов и бартерных операций. Такие операции в основном имеют форму как прямых поставок услуг или товаров (бартер), так и ряда неденежных расчетов между несколькими компаниями. Эти операции отражаются в учете по справедливой стоимости, определенной путем переговоров с контрагентами.

Денежные средства и их эквиваленты

Денежные средства и их эквиваленты включают в себя наличные денежные средства, остатки на счетах в банках и высоколиквидные финансовые вложения со сроками погашения до трех месяцев (начиная с даты осуществления вложений) с незначительными рисками снижения стоимости.

Денежные средства и их эквиваленты, использование которых Группой ограничено в силу договорных условий, отражаются в балансе как долгосрочные активы.

Доходы

Доходы отражаются по методу начисления, то есть по мере оказания услуг, и не включают налог на добавленную стоимость (НДС). Доходы от установки, подключения и технического обслуживания, а также плата за внеочередную установку телефонов признаются по мере оказания услуг.

Налог на добавленную стоимость

Согласно налоговому законодательству Российской Федерации компаниям разрешается уплачивать налог на добавленную стоимость (НДС) по мере начисления выручки или по мере поступления оплаты за оказанные услуги. Обязательства по НДС, начисленные Группой, отражены в настоящей финансовой отчетности по методу начисления вне зависимости от метода платежа, выбранного Группой. НДС, начисленный по закупкам, подлежит зачету против НДС, начисленного с выручки от реализации, по факту его оплаты поставщикам. НДС, относящийся к операциям по приобретению активов, расчеты по которым не были завершены на дату составления консолидированного бухгалтерского баланса, отражается в консолидированном бухгалтерском балансе в развернутом виде как соответствующий актив или обязательство.

Отражение операций в иностранной валюте

Остатки по денежным статьям активов и обязательств, выраженные в иностранной валюте, пересчитываются в российские рубли по курсу Центрального Банка Российской Федерации на конец года. Операции в иностранной валюте учитываются по курсу Центрального Банка Российской Федерации на дату совершения соответствующей операции. Прибыли и убытки, возникающие в результате изменения курса валюты после даты совершения операции, отражаются в отчете о прибылях и убытках как курсовые разницы.

Операции, которые осуществляются в рублях, но при этом активы и обязательства по ним выражены в иностранной валюте (или условных единицах), отражаются в отчетности Группы аналогично операциям, осуществляемым в иностранной валюте.

Проценты по полученным кредитам и займам

Затраты по заемным средствам, непосредственно связанные с приобретением или сооружением основных средств, капитализируются в составе стоимости соответствующих основных средств, при условии, что в результате эксплуатации данных средств предприятие получает реальную экономическую выгоду и соответствующие затраты могут быть достаточно точно оценены.

Капитализация затрат по заемным средствам начинается с момента начала подготовки объекта к эксплуатации и прекращается в момент готовности основных средств к эксплуатации по их целевому назначению.

Прочие проценты и затраты по заемным средствам относятся на текущие расходы соответствующего периода.

Расходы на пенсионное обеспечение

Взносы в Государственный пенсионный фонд

Группа уплачивает все необходимые взносы в Пенсионный Фонд РФ, а также в фонды социального страхования и занятости в отношении своих сотрудников. Взносы Группы в Пенсионный Фонд составляют 28% от фонда заработной платы сотрудников и относятся на расходы по мере их начисления. Итоговые взносы в Государственный пенсионный фонд составили в 2001 году 148.299 руб. (2000: 124.997 руб.).

Прибыль на акцию

Прибыль на акцию рассчитывается путем деления чистой прибыли или убытка за отчетный период, остающегося в распоряжении акционеров — держателей обыкновенных акций, на средневзвешенное число обыкновенных акций, находившихся в обращении в течение периода. Разводненный показатель прибыли на акцию рассчитывается в предположении, что по всем выпущенным Группой финансовым инструментам, предполагающим при определенных обстоятельствах возможность их конвертации в обыкновенные акции, такая конвертация произошла. По состоянию на 31 декабря 2001 и 2000 годов не существует конвертируемых в обыкновенные акции контрактов с разводняющим эффектом.

Социальные обязательства

Содержание объектов социальной сферы

Группа осуществляет затраты, направленные на содержание и техническое обеспечение ряда объектов местной социальной инфраструктуры и повышение благосостояния своих сотрудников, включая взносы, направленные на строительство, развитие и содержание жилья и мест отдыха. Такие затраты, в том числе капитального характера, относятся на расходы по мере их возникновения.

Выплаты социального характера сотрудникам Группы

Группа осуществляет выплаты социального характера сотрудникам Группы, такие, как премии, материальная помощь, единовременные пособия на обучение, медицинское обслуживание и другие. Такие затраты относятся на расходы по мере их возникновения и отражаются в отчете о прибылях и убытках в составе расходов по заработной плате.

Финансовые инструменты

Справедливой стоимостью финансовых инструментов является сумма, за которую финансовый актив может быть обменен, а финансовое обязательство погашено в процессе совершения сделки между информированными и желающими совершить сделку сторонами на рыночных условиях. Финансовые инструменты, отраженные на дату баланса, включают суммы денежных средств на банковских счетах и в кассе, финансовые вложения в наличии для продажи, дебиторскую и кредиторскую задолженности, а также кредиты и займы. Все финансовые инструменты первоначально признаются по исторической стоимости, то есть по стоимости активов, переданных другой стороне (полученных от другой стороны) в обмен на данный инструмент. Методы последующей оценки финансовых инструментов различаются в зависимости от их вида. Принятые методы учета раскрыты отдельно применительно к каждой конкретной статье.

Группа не использует операции хеджирования.

Налог на прибыль

Оценка первоначальной стоимости основных средств была произведена независимыми оценщиками по состоянию на 31 декабря 2000 года для целей российского бухгалтерского учета и налогообложения. Результаты этой оценки не были использованы для определения первоначальной балансовой стоимости основных средств. Приобретение объектов основных средств отражено по стоимости приобретения в рублях, пересчитанной с учетом инфляции с даты приобретения до отчетной даты в соответствии с МСФО № 29.

Отложенный налог на прибыль

Отложенные налоговые активы и обязательства рассчитываются в отношении временных разниц согласно МСФО № 12 «Учет налогов на прибыль», пересмотренному в 2000 году (далее МСФО № 12 (с учетом изменений 2000 г.).

Согласно требованиям МСФО № 12 (пересмотренного в 2000 г.), в целях составления финансовой отчетности и учета отложенных налогов на прибыль необходимо использовать «метод балансовой величины обязательств». Резерв по отложенному налогу на прибыль создается по всем временным разницам, возникающим между налоговой базой активов и обязательств и их балансовой стоимостью. Наиболее существенные временные разницы возникают в отношении основных средств.

Актив по отложенному налогу на прибыль отражается лишь в той степени, в какой существует вероятность того, что в будущем будет существовать налогооблагаемая прибыль, против которой можно будет использовать уменьшающие налогооблагаемую базу составляющие этого актива.

Активы и обязательства по отложенному налогу на прибыль рассчитываются по налоговым ставкам, применение которых ожидается в период реализации актива или погашения обязательств, основываясь на налоговых ставках, полностью введенных или в основном введенных на дату составления бухгалтерского баланса.

С 1 января 2001 г. в Пермской области ставка налога на прибыль изменилась до 34,5%. С 1 января 2002 г. в Пермской области ставка налога на прибыль уменьшилась до 24%. Согласно МСФО № 12 (с учетом изменений 2000 г.) сумма отложенного налога на прибыль, связанного с изменением ставки налога, отражена отдельно (см. Примечание 19).

Для тех активов по отложенному налогу на прибыль, реализация которых признана сомнительной, предусмотрено создание резерва.

Обязательства по отложенному налогу на прибыль, относящиеся к нераспределенному доходу от участия в ассоциированных компаниях, признаются в тех случаях, когда существует достаточная вероятность получения таких доходов Группой в обозримом будущем.

4. ОСНОВНЫЕ СРЕДСТВА

Основные средства включают в себя следующее:

	Здания и сооружения	Коммутаторы и передаточные устройства	Прочие основные средства	Незавершенное строительство и оборудование к установке	Всего
ПЕРВОНАЧАЛЬНАЯ СТОИМОСТЬ					
На 1 января 2000 г.	807.800	4.816.352	522.962	220.562	6.367.676
Поступления	992	5.658	10.879	440.348	457.877
Перемещения	32.037	296.595	47.010	(375.642)	–
Выбытие	(10.609)	(41.833)	(17.088)	–	(69.530)
На 31 декабря 2000 г.	830.220	5.076.772	563.763	285.268	6.756.023
Поступления	–	–	–	986.224	986.224
Перемещения	**58.498**	**750.251**	**171.275**	**(980.024)**	**–**
Выбытие	**(3.669)**	**(42.682)**	**(12.276)**	**–**	**(58.627)**
На 31 декабря 2001 г.	**885.049**	**5.784.341**	**722.762**	**291.468**	**7.683.620**
НАКОПЛЕННЫЙ ИЗНОС					
На 1 января 2000 г.	**335.159**	**2.578.268**	**376.905**		**3.290.332**
Начисление за год	14.134	188.670	37.123		239.927
Выбытия	(1.526)	(29.104)	(16.070)		(46.700)
На 31 декабря 2000 г.	347.767	2.737.834	397.958		3.483.559
Начисление за год	**14.874**	**228.172**	**59.539**		**302.585**
Выбытия	**(362)**	**(31.878)**	**(10.501)**		**(42.741)**
На 31 декабря 2001 г.	**362.279**	**2.934.128**	**446.996**		**3.743.403**
ОСТАТОЧНАЯ СТОИМОСТЬ					
на 31 декабря 2000 г.	482.453	2.338.938	165.805	285.268	3.272.464
ОСТАТОЧНАЯ СТОИМОСТЬ					
на 31 декабря 2001 г.	**522.770**	**2.850.213**	**275.766**	**291.468**	**3.940.217**

Прочие основные средства включают транспортные средства, компьютерное и прочее оборудование, офисную мебель и инвентарь.

Незавершенное строительство и оборудование к установке представляют собой преимущественно незавершенное строительство новых телефонных станций и прочих объектов основных средств, которые не введены в эксплуатацию.

Ряд полностью самортизированных основных средств на сумму, приблизительно равную 1.000.658 руб., продолжает использоваться для оказания услуг связи.

По состоянию на 31 декабря 2001 года основные средства на сумму 2.458 руб. (в 2000 г. – 2.458 руб.) были законсервированы, по данным основным средствам амортизация не начисляется.

По состоянию на 31 декабря 2001 года оборудование на сумму 2.703.780 руб. (в 2000 г. – 1.878.000 руб.) служило залогом по кредитным договорам (см. также Примечание 13). Стоимость указанного оборудования включена в стоимость основных средств по состоянию на 31 декабря 2001 года и 2000 года в прилагаемой консолидированной финансовой отчетности.

По состоянию на 31 декабря 1999 года руководство Группы провело оценку необходимости признания обесценения долгосрочных активов. Индикаторы возможного обесценения долгосрочных активов отмечены руководством в результате экономического кризиса, произошедшего в Российской Федерации в августе 1998 года. Такими индикаторами являются значительный рост в рублевом выражении задолженности Группы перед иностранными поставщиками оборудования при сохранении установленных в рублях тарифов на услуги связи на докризисном уровне. По результатам данной оценки Группа признала убыток от обесценения оборудования, неиспользуемого в операционной деятельности и морально устаревшего, в размере 1.282.013 руб. за 1999 год. В течение 2000-2001 годов руководство Группы регулярно проводило оценку возмещаемости долгосрочных активов, в результате которой необходимость признания дополнительного обесценения не возникла.

5. ОСНОВНЫЕ СРЕДСТВА В ЛИЗИНГЕ

В 2001 г. Группа заключила три договора финансовой аренды (лизинга) с ООО «Поликом» и один – с ОАО «РТК-Лизинг». Договоры лизинга предусматривают приобретение автотранспорта и прочего оборудования, большая часть которого была получена в течение 2001 г. Сроки аренды составляют 40 месяцев. Износ по основным средствам, полученным по договорам финансового лизинга, начисляется методом равномерного (линейного) начисления исходя из срока полезного использования с момента ввода объекта основных средств в эксплуатацию.

По состоянию на 31 декабря 2001 года обязательства по лизингу составляют:

В 2002 году	8.024
В периоде 2003-2006	4.317
После 2006 года	—
Итого: обязательств по лизингу	12.341
Финансовые расходы	(3.042)
Итого: текущая стоимость обязательств по лизингу	**9.299**
В том числе:	
Текущая часть обязательств по лизингу	**5.699**
Долгосрочная часть обязательств по лизингу	**3.600**

По состоянию на 31 декабря 2001 и 2000 гг. оборудование в лизинге составляет:

	2001	**2000**
Оборудование в эксплуатации	10.686	—
Начисленный износ	(1.188)	—
Основные средства в лизинге, нетто	**9.498**	**—**

За 2001 год сумма финансовых расходов по лизингу составила 335 руб. (за 2000 год расходов не было), при этом в счет уменьшения лизинговых обязательств Компанией выплачено 2.500 руб. (за 2000 год таковых платежей не было).

6. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

Нематериальные активы включают в себя следующее:

НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

	Лицензии	**Программное обеспечение**	**Всего**
ПЕРВОНАЧАЛЬНАЯ СТОИМОСТЬ			
На 31 декабря 1999 г.	125	1.331	1.456
Поступления	1.963	19.487	21.450
Выбытие	(8)	(81)	(89)
На 31 декабря 2000 г.	2.080	20.737	22.817
Поступления	187	3	190
Выбытие	(1.951)	—	(1.951)
На 31 декабря 2001 г.	316	20.740	21.056
НАКОПЛЕННЫЙ ИЗНОС			
На 31 декабря 1999 г.	39	412	451
Начисление за год	21	3.646	3.667
Выбытия	(8)	(19)	(27)
На 31 декабря 2000 г.	52	4.039	4.091
Начисление за год	32	3.715	3.747
Выбытия	—	—	—
На 31 декабря 2001 г.	84	7.754	7.838
ОСТАТОЧНАЯ СТОИМОСТЬ на 31 декабря 2000 г.	2.028	16.698	18.726
ОСТАТОЧНАЯ СТОИМОСТЬ на 31 декабря 2001 г.	232	12.986	13.218

7. ДОЛГОСРОЧНЫЕ ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Финансовые вложения Группы по состоянию на 31 декабря 2001 и 2000 гг. представлены следующим образом:

ДОЛГОСРОЧНЫЕ ФИНАНСОВЫЕ ВЛОЖЕНИЯ

		Доля участия		Балансовая стоимость вложений	
	Характер деятельности	2001	2000	2001	2000
ДОЧЕРНИЕ КОМПАНИИ ОАО «УРАЛСВЯЗЬИНФОРМ»					
ООО «Перминформ»	Телекоммуникации	**100%**	100%	**—**	5.127
ЗАО «Пермь-Телеком»	Телекоммуникации	**100%**	100%	**1.132**	1.132
АССОЦИИРОВАННЫЕ КОМПАНИИ ОАО «УРАЛСВЯЗЬИНФОРМ»					
НПФ «Парма»	Управление пенсионным фондом	**28%**	28%	**677**	677
ФК «Динамо»	Футбольный клуб	**35%**	35%	**132**	132
Центр «Лидер»	Консультационные услуги	**27%**	27%	**132**	132
ПРОЧИЕ ИНВЕСТИЦИИ					
ЗАО «РусЛизингСвязь»	Лизинговая деятельность	**7%**	7%	**618**	618
АСО «Урал-АИЛ»	Страхование	**8%**	8%	**270**	270
Центр исследования проблем развития телекоммуникаций	Некоммерческое партнерство	**—**	—	**1.070**	—
Прочие				**598**	696
Итого, нетто				**4.629**	8.784

До 2001 года ООО «Перминформ» не консолидировалось, а учитывалось по методу себестоимости. С 1 января 2001 года отчетность ООО «Перминформ» включается в консолидированную финансовую отчетность Группы.

Все компании, в которых Группа имеет финансовые вложения, учреждены в Российской Федерации и имеют в качестве отчетной даты 31 декабря 2001 года.

Некоторые дочерние и ассоциированные предприятия отражены в настоящей консолидированной финансовой отчетности по себестоимости в связи с тем, что они не оказывают существенного влияния на данную консолидированную финансовую отчетность.

Прочие вложения были осуществлены в российские компании, которые занимаются, главным образом, оказанием услуг связи, предоставлением оборудования в лизинг и спортивной деятельностью. Доля Группы в капитале данных предприятий не превышает 20%. По состоянию на 31 декабря 2001 года руководство Группы не может достоверно оценить окупаемость некоторых вложений, в связи с чем признано обесценение данных вложений. Убыток от обесценения данных финансовых вложений в размере 67 руб. (в 2000 году данный убыток не признавался) отражен в консолидированном отчете о прибылях и убытках по статье «Убыток» от обесценения финансовых вложений.

Доход, полученный в виде дивидендов от долгосрочных финансовых вложений, учитываемых по фактической себестоимости, отражен по статье «Доходы» от участия в капитале в прилагаемом консолидированном отчете о прибылях и убытках в размере 721 руб. (в 2000 году данный доход не признавался).

8. ТОВАРНО-МАТЕРИАЛЬНЫЕ ЗАПАСЫ

Товарно-материальные запасы по состоянию на 31 декабря 2001 и 2000 гг. представлены следующим образом:

	2001	2000
Кабель	**17.003**	12.156
Запасные части и материалы	**80.662**	84.434
Товары для перепродажи	**93.253**	54.020
Итого товарно-материальные запасы, нетто	**190.918**	150.610

Товары, предназначенные для перепродажи, представляют собой преимущественно оборудование для мобильной телефонной связи, в том числе телефонные аппараты.

9. ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Дебиторская задолженность по состоянию на 31 декабря 2001 и 2000 гг. составляла:

	2001	2000
Коммерческие предприятия	**96.180**	160.115
Государственные и бюджетные организации	**20.315**	48.214
Население	**141.518**	78.802
За вычетом резерва по сомнительным долгам	**(64.907)**	(82.186)
Итого дебиторская задолженность,		
за вычетом резерва по сомнительным долгам	**193.106**	204.945

Резерв по сомнительной дебиторской задолженности по состоянию на 31 декабря 2001 года был рассчитан на основании данных о распределении дебиторской задолженности по срокам возникновения.

10. ПРОЧИЕ ОБОРОТНЫЕ АКТИВЫ

Прочие текущие активы по состоянию на 31 декабря 2001 и 2000 гг. составляли:

	2001	2000
Предоплата и авансы	**147.746**	54.021
НДС к возмещению	**86.302**	9.131
Предоплаты по налогам	**24.850**	9.330
Векселя полученные	**38.874**	3.619
Прочее	**12.573**	11.279
За минусом резерва под прочие активы	**(2.013)**	(5.049)
Итого прочие текущие активы	**308.332**	82.331

11. ДЕНЕЖНЫЕ СРЕДСТВА И ИХ ЭКВИВАЛЕНТЫ

Денежные средства и их эквиваленты по состоянию на 31 декабря 2001 и 2000 гг. включают в себя следующее:

	2001	2000
Денежные средства в кассе	16.271	9.163
Денежные средства в банках – в рублях	22.026	29.790
Денежные средства в банках – в иностранной валюте	23.041	27.973
Краткосрочные депозиты – в рублях	29.225	1.358
Итого денежные средства и их эквиваленты	**90.563**	68.284

12. АКЦИОНЕРНЫЙ КАПИТАЛ

Акционерный капитал, объявленный и выпущенный, состоит из обыкновенных акций.

АКЦИОНЕРНЫЙ КАПИТАЛ

	Количество акций		Акционерный капитал	
	2001	2000	2001	2000
Обыкновенные акции	**8.743.938.000**	8.743.938.000	**1.049.273**	912.097
ВЫПУЩЕНО И ОПЛАЧЕНО				
На 1 января	—	—	—	—
Выпущено в течение года	—	—	—	137.176
На 31 декабря	**8.743.938.000**	8.743.938.000	**1.049.273**	1.049.273

Решением собрания акционеров Компании, состоявшемся 15 июня 2001 года, утверждены дивиденды за год, закончившийся 31 декабря 2000 года, в следующем размере:

ОБЫКНОВЕННЫЕ АКЦИИ	
0,0012 на одну акцию	10.390
Итого	10.390

По итогам работы за 2001 год 25 апреля 2002 года Совет директоров Компании рекомендовал к распределению дивиденды в размере 0,0012 рубля на одну обыкновенную акцию на общую сумму 10.493 руб. Эти дивиденды не были начислены в консолидированной финансовой отчетности по состоянию на 31 декабря 2001 г.

Базой для определения прибыли к распределению и другого использования прибыли является финансовая отчетность Компании, составленная в соответствии с российским бухгалтерским законодательством, в частности, такой базой является чистая прибыль отчетного года. За 2001 год чистая прибыль, определенная на основании отчетности, подготовленной в соответствии с российским бухгалтерским законодательством, составила 36.057 руб.

13. КРЕДИТЫ И ЗАЙМЫ

Краткосрочные кредиты и займы

По состоянию на 31 декабря 2001 и 2000 гг. краткосрочные заемные средства представлены следующим образом:

Краткосрочные займы:	2001	2000
БАНКОВСКИЕ КРЕДИТЫ		
Сбербанк	**661.811**	516.669
Альфа-банк	**82.555**	72.882
Прочие	**163.786**	139.874
Итого банковские кредиты	**908.152**	729.425
КРЕДИТЫ ОТ РЕГИОНАЛЬНЫХ АДМИНИСТРАЦИЙ		
Администрация города Губаха	**1.000**	1.188
Итого кредиты от региональных администраций	**1.000**	1.188
Итого краткосрочные займы	**909.152**	730.613

В течение 2001 года Группа заключила ряд кредитных договоров с АК «Сбербанк», российским юридическим лицом. В соответствии с условиями договоров Сбербанк открывает кредитную линию в долларах США и рублях в пределах 1.471 тыс. долларов и 653.498 руб. Целью кредитного договора является финансирование оборотного капитала Группы. Кредиты, предоставленные АК «Альфа-Банк», обеспечены телекоммуникационным оборудованием балансовой стоимостью 1.337.045 руб. по состоянию на 31 декабря 2001 года.

В течение 2001 года Группа заключила ряд кредитных договоров с АК «Альфа-Банк», российским юридическим лицом. В соответствии с условиями договоров, «Альфа-банк» открывает кредитную линию в евро и рублях в пределах 3.589 тыс. евро и 103.000 руб. Целью кредитного договора является финансирование оборотного капитала Группы. Кредиты, предоставленные АК «Альфа-Банк», обеспечены телекоммуникационным оборудованием балансовой стоимостью 296.337 руб. по состоянию на 31 декабря 2001 года.

Процентная ставка по краткосрочным кредитным соглашениям составляла в 2001 и 2000 гг. от 12,5% до 36% и от 15% до 40% годовых соответственно. Кредиты с датой погашения до 16 августа 2002 года были выплачены Группой в срок.

Долгосрочные кредиты и займы

По состоянию на 31 декабря 2001 и 2000 гг. долгосрочные заемные средства представлены следующим образом:

Долгосрочные займы:	**2001**	**2000**
БАНКОВСКИЕ КРЕДИТЫ (ПРИМЕЧАНИЕ (А)		
Внешэкономбанк	**220.466**	287.693
Дрезднербанк	**135.400**	195.432
Прочие	**8.804**	86.246
Итого банковские кредиты	**364.670**	569.371
КРЕДИТЫ ПОСТАВЩИКОВ (ПРИМЕЧАНИЕ (Б)		
Алкатель	**362.740**	513.160
Итого кредиты поставщиков	**362.740**	513.160
КРЕДИТЫ ОТ РЕГИОНАЛЬНЫХ АДМИНИСТРАЦИЙ		
Администрация Пермской области	**12.121**	14.401
Администрация Коми-Пермяцкого округа	**4.000**	6.654
Итого кредиты от региональных администраций	**16.121**	21.055
Итого долгосрочные займы	**743.531**	1.103.586
За вычетом текущих выплат по долгосрочным займам	**169.394**	310.347
Итого долгосрочные займы	**574.137**	793.239

По видам валют долгосрочные займы распределяются следующим образом:

	2001		2000	
	Сумма в указанной валюте, тыс.	Тыс. рублей	Сумма в указанной валюте, тыс.	Тыс. рублей
Российские рубли	24.925	24.925	108.300	108.300
Немецкие марки	—	—	50.350	799.853
Евро	27.127	718.606	6.292	195.432
Итого долгосрочные заемные средства		743.531		1.103.585

Группа не имеет договоров на хеджирование в отношении своих валютных обязательств или процентных рисков.

На 31 декабря 2001 г. средневзвешенная процентная ставка по долгосрочным займам составляла приблизительно 5,1% (2000: 6,3%). Процентные ставки, применявшиеся к долговым инструментам Группы в течение года на аналогичных условиях и с аналогичными сроками погашения, существенно не отличались от указанных на 31 декабря 2001 г.

Кредиты поставщиков с плавающей процентной ставкой, как правило, привязаны к LIBOR или FIBOR, и в соответствующих случаях средневзвешенные ставки были рассчитаны по процентным ставкам, действовавшим в течение 2001 г.

Ставка по ряду кредитов с фиксированной процентной ставкой может быть изменена банком-кредитором в одностороннем порядке при изменении ставки рефинансирования Центрального Банка Российской Федерации.

Ниже приводится график погашения долгосрочных займов по состоянию на 31 декабря 2001 г.:

а) Банковские долгосрочные кредиты:	
2002	**102.952**
2003	**21.352**
2004	**74.265**
2005	**61.703**
2006	**39.210**
2007 и далее	**65.188**
Итого	**364.670**

б) Долгосрочные кредиты поставщиков:	
2002	**62.442**
2003	**67.260**
2004	**66.088**
2005	**56.809**
2006	**—**
2007 и далее	**110.141**
Итого	**362.740**

Долгосрочные части кредитов региональных администраций в сумме 12.121 руб. подлежат уплате в 2003 году.

14. БЕЗВОЗМЕЗДНО ПОЛУЧЕННОЕ ОБОРУДОВАНИЕ

	2001	2000
Остаток на 1 января	**166**	178
Безвозмездно полученное оборудование	**—**	—
Амортизация	**(12)**	(12)
Остаток на 31 декабря	**154**	166

Безвозмездно полученное оборудование представляет собой неамортизированную отложенную экономическую выгоду по активам, полученным на безвозмездной основе от других компаний, организаций и частных лиц.

15. КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ И НАЧИСЛЕННЫЕ ОБЯЗАТЕЛЬСТВА

Кредиторская задолженность и начисленные обязательства по состоянию на 31 декабря 2001 и 2000 гг. включали следующее:

	2001	2000
Кредиторская задолженность по основной деятельности	**289.630**	115.933
Кредиторская задолженность по капитальным вложениям	**261.213**	–
Авансовые платежи абонентов	**57.160**	56.951
Начисленные обязательства	**2.418**	68.385
Кредиторская задолженность по заработной плате и выплатам социального характера	**35.114**	20.961
Кредиторская задолженность по лизингу	**5.699**	–
Прочая кредиторская задолженность	**26.985**	19.218
Итого кредиторская задолженность и начисленные обязательства	**678.219**	281.448

16. КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ ПО НАЛОГАМ И СОЦИАЛЬНОМУ ОБЕСПЕЧЕНИЮ

Кредиторская задолженность по налогам и отчислениям в фонды социального обеспечения по состоянию на 31 декабря 2001 и 2000 гг. включала следующее:

	2001	2000
НДС	**33.686**	20.139
Налог на прибыль	**6.194**	32.460
Обязательные отчисления на социальное обеспечение и удержанный подоходный налог	**27.064**	12.482
Налог на имущество	**5.416**	5.129
Прочее	**6.979**	19.480
Итого кредиторская задолженность по налогам и социальному обеспечению	**79.339**	89.690

17. ДОХОДЫ

Доходы за 2001 и 2000 гг. включали следующее:

	2001	2000
ПО ВИДАМ УСЛУГ:		
Доходы от абонентов:		
Междугородный трафик	**628.066**	632.650
Ежемесячная абонентская плата за услуги местной телефонной связи	**471.854**	387.128
Международный трафик	**100.919**	95.118
Плата за установку и подключение	**113.506**	112.401
Радио- и телевещание	**69.876**	65.904
Телеграфные услуги	**23.925**	26.102
Услуги мобильной и пейджинговой связи	**610.481**	358.269
Услуги выделенных сетей связи и доходы от аренды каналов	**17.856**	17.776
Услуги передачи данных	**6.509**	11.069
Местный повременный трафик	**118.958**	108.805
Реализация товаров	**95.243**	66.635
Прочая реализация	**137.391**	159.053
Итого доходы от абонентов	**2.394.584**	2.040.910
ДОХОДЫ ОТ ОПЕРАТОРОВ:		
Доходы от иностранных операторов	**—**	—
Доходы от российских операторов	**5.411**	10.225
Итого доходы от операторов	**5.411**	10.225
ИТОГО ДОХОДЫ	**2.399.995**	2.051.135
ПО ГРУППАМ АБОНЕНТОВ:		
Коммерческие организации	**1.085.225**	1.080.140
Население	**1.151.970**	823.285
Государственные и бюджетные организации	**162.800**	147.710
Итого доходы от абонентов	**2.399.995**	2.051.135

Согласно оценкам руководства бартерные расчеты составили приблизительно 6,3% (или примерно 152.109 руб.) от общего объема консолидированных доходов в 2001 году (4,5%, или примерно 91.400 руб. в 2000 году).

18. РАСХОДЫ И ДОХОДЫ ПО ПРОЦЕНТАМ И ПРОЧИЕ АНАЛОГИЧНЫЕ ДОХОДЫ (РАСХОДЫ)

Расходы и доходы по процентам и прочие аналогичные доходы (расходы) по состоянию на 31 декабря 2001 и 2000 гг. включали следующее:

	2001	2000
Проценты полученные	**8.960**	15.007
Проценты по полученным кредитам и займам	**(172.395)**	(305.463)
Итого доходы и расходы по процентам и прочие аналогичные доходы	**(163.435)**	(290.456)

19. НАЛОГ НА ПРИБЫЛЬ

Расходы по налогу на прибыль за 2001 и 2000 гг. представляют собой:

	2001	2000
Расходы по налогу на прибыль — текущая часть	**20.933**	90.201
Движение по отложенному налогообложению	**426.502**	(843.166)
Резерв по активу по отложенному налогу	**(324.900)**	324.900
Отложенный налог на прибыль в связи с изменением налоговой ставки	**146.171**	8.545
Итого расходов (экономии) по налогу на прибыль за год	**268.706**	(419.520)

Расходы по налогу на прибыль за год начислены по ставке 34,5%.

Расчетные и фактические расходы по налогу на прибыль связаны между собой следующим образом:

	2001	2000
Расчетный налог на прибыль по ставке 34,5% (2000:30%)	**203.684**	104.900
Налоговый эффект постоянных разниц:		
Расходы, не уменьшающие налогооблагаемую базу	**53.477**	159.457
Необлагаемые налогом доходы	**(7.675)**	—
Необлагаемые или вычитаемые из налогооблагаемой базы прибыли/убытки от курсовых разниц	**—**	—
Льгота по капитальным вложениям	**(34.943)**	(83.738)
Постоянный элемент прибыли (убытка) от изменения покупательной способности рубля	**205.886**	66.112
Влияние изменения ставки по налогу на прибыль на отложенный налог на прибыль	**146.171**	8.545
Эффект от переоценки основных средств для целей российского бухгалтерского учета	**—**	(684.342)
Уменьшение резерва по отложенному налогообложению	**(273.446)**	—
Прочие корректировки	**6.515**	—
Влияние инфляции на баланс отложенного налога на прибыль на начало года	**(30.963)**	9.546
Итого расходов по налогу на прибыль за год	**268.706**	(419.520)

Отложенный налог на прибыль

Различия между МСФО и стандартами российского бухгалтерского учета и налогообложения приводят к возникновению временных разниц между балансовой стоимостью ряда активов и обязательств для целей подготовки консолидированной финансовой отчетности и для целей налогообложения. Налоговый эффект таких временных разниц отражен по ставке 24% и 34,5% в 2001 и 2000 гг. соответственно.

ОТЛОЖЕННЫЙ НАЛОГ НА ПРИБЫЛЬ

	2001	Движение за год	2000	Движение за год	1999
НАЛОГОВЫЙ ЭФФЕКТ СТАТЕЙ, УМЕНЬШАЮЩИХ БУДУЩУЮ НАЛОГООБЛАГАЕМУЮ ПРИБЫЛЬ (ВРЕМЕННЫЕ РАЗНИЦЫ):					
Основные средства	**296.268**	**(550.054)**	846.322	846.322	—
Кредиторская задолженность	**580**	**(24.859)**	25.439	(27.819)	53.258
Дебиторская задолженность	**16.061**	**9.217**	6.844	6.737	107
Товарно-материальные запасы	**2.196**	**2.196**	—	—	—
Разница в оценке финансовых вложений	**1.869**	**1.896**	—	—	—
Прочие	**3.574**	**3.574**	—	—	—
Резерв по активу по отложенному налогообложению	**—**	**324.900**	(324.900)	(324.900)	—
Совокупный актив по отложенному налогообложению	**320.548**	**(233.148)**	553.696	500.331	53.365
НАЛОГОВЫЙ ЭФФЕКТ СТАТЕЙ, УВЕЛИЧИВАЮЩИХ БУДУЩУЮ НАЛОГООБЛАГАЕМУЮ ПРИБЫЛЬ (ВРЕМЕННЫЕ РАЗНИЦЫ):					
Основные средства	**—**	**—**	—	9.961	(9.961)
Товарно-материальные запасы	**(1.631)**	**1.383**	(3.014)	(10)	(3.004)
Дебиторская задолженность	**—**	**—**	—	2.078	(2.078)
Разница в оценке вложений	**—**	**352**	(352)	1.649	(2.001)
Прочие	**—**	**(16.364)**	16.364	(4.410)	20.774
Совокупное обязательство по отложенному налогу на прибыль	**(1.631)**	**(14.629)**	12.998	9.268	3.730
Актив (Обязательство) по отложенному налогу на прибыль, нетто	**318.917**	**(247.777)**	566.694	509.599	57.095

Наиболее существенным фактором, повлиявшим на величину актива по отложенным налогам, отраженного в бухгалтерском балансе на 31 декабря 2001 и 2000 гг., и величину расходов по отложенному налогу на прибыль, включенных в отчет о прибылях и убытках за 2001 и 2000 годы, является балансовая стоимость основных средств Группы по состоянию на 31 декабря 2001 г. В соответствии с требованиями МСФО стоимость основных средств была проиндексирована для целей отражения постоянной покупательной способности рубля на 31 декабря 2001 г. Компания произвела переоценку основных средств для целей российского бухгалтерского и налогового учета по состоянию на 1 января 2001 г., что привело к значительному превышению российской бухгалтерской и налоговой базы основных средств над стоимостью основных средств, признаваемой для целей МСФО на 31 декабря 2001 г. Это привело к значительному увеличению балансовой стоимости основных средств по сравнению с их налоговой базой, рассчитываемой согласно российским стандартам бухгалтерского учета. Данная разница, в свою очередь, приводит к возникновению значительной временной разницы, которая является основным элементом, образующим актив по отложенному налогу, отраженный в прилагаемой консолидированной финансовой отчетности по состоянию на 31 декабря 2001 г. В течение 2001 года данная разница уменьшилась, что привело к расходам по отложенному налогу, отраженным в отчете о прибылях и убытках за 2001 год.

20. РАСХОДЫ НА НЕГОСУДАРСТВЕННОЕ ПЕНСИОННОЕ ОБЕСПЕЧЕНИЕ

В 2001 году Компания заключила договор об участии в программе пенсионного обеспечения с ассоциированной компанией НПФ «Парма-Пенсион». В соответствии с договором Компания осуществляет ежемесячные платежи в размере не менее 50% от величины минимального размера государственной пенсии по старости (50 рублей по состоянию на 31 декабря 2001 г.) и не более 10,000 рублей за год в расчете на одного сотрудника, подпадающего под действие программы. Совет, управляемый Компанией, определяет сотрудников, выходящих на пенсию, участвующих в программе пенсионного обеспечения, так же, как и дату начала пенсионных выплат, размер, продолжительность и периодичность выплат каждому сотруднику.

Обязательства Группы по программе пенсионного обеспечения по состоянию на 31 декабря 2001 года были незначительны в связи с ограниченным числом сотрудников, выходящих на пенсию и подпадающих под действие программы.

21. СПРАВЕДЛИВАЯ СТОИМОСТЬ ФИНАНСОВЫХ ИНСТРУМЕНТОВ

Финансовые инструменты Группы, отраженные не по справедливой стоимости, представляют собой денежные средства и их эквиваленты, дебиторскую задолженность, прочие текущие активы, прочие внеоборотные активы, кредиторскую задолженность, прочие текущие обязательства, долгосрочные кредиты и займы и финансовые вложения, удерживаемые до погашения. Балансовая стоимость денежных средств и их эквивалентов приблизительно равна их справедливой стоимости в силу высокой ликвидности этого финансового инструмента. Аналогична, балансовая стоимость дебиторской и кредиторской задолженности, которой присущи обычные кредитные условия, приблизительно равна их справедливой стоимости.

Справедливая стоимость финансовых активов и обязательств отражается по фактической стоимости или самортизированной стоимости, приблизительно равной балансовой стоимости на отчетную дату.

Группа начала применять МСФО 39 с 1 января 2001 года. В соответствии с правилами введения этого стандарта сравнительная финансовая отчетность за периоды, предшествующие периоду начала применения стандарта, не была скорректирована.

Информация (если она имеется) о сущности финансовых инструментов и их существенных условиях, которые могут повлиять на сумму, временной характер и определенность будущих денежных потоков, раскрыта в соответствующих Примечаниях к данной финансовой отчетности.

22. УСЛОВНЫЕ УБЫТКИ И ОБЯЗАТЕЛЬСТВА

Обязательства по капитальным вложениям

По состоянию на 31 декабря 2001 г. сумма договорных обязательств Группы по капитальным вложениям в модернизацию и расширение телефонной сети составила 461.080 руб. (в 2000: 78.891 руб.). Руководство предполагает, что данные вложения будут в основном финансироваться за счет кредитов поставщиков оборудования, банковских займов и прочих заимствований.

Лицензии

Основная часть доходов Группы получена от финансово-хозяйственных операций, осуществляемых в соответствии с лицензиями на предоставление услуг электрической связи, выданными Министерством Российской Федерации по связи и информатизации. Сроки действия основных операционных лицензий и дополнительных лицензий истекают в период с 2003 по 2007 гг. Руководство считает, что не существует оснований, по которым имеющиеся лицензии не будут продлены или какие-либо из них будут приостановлены или аннулированы.

Однако любое прекращение срока действия или аннулирование лицензий Группы или невозможность продлить все или какую-либо из таких лицензий может оказать существенное негативное влияние на финансовое положение и деятельность Группы.

Землевладение

В связи с приватизацией, проведенной в 1994 году, государство утратило контроль над ОАО «Уралсвязьинформ», в свою очередь Группа потеряла свое право на льготное пользование землей. В период с момента приватизации до 31 декабря 2001 года Группа понесла расходы по выкупу и аренде земельных участков. В настоящий момент руководство Группы не может оценить влияние будущего законодательства Российской Федерации на использование Компанией земельных участков, принадлежащих государству.

Налогообложение

Резерв под условные обязательства, связанные с налоговыми рисками, по состоянию на 31 декабря 2001 года создан Компанией в размере 9.057 руб. (2000: 37.981 руб.).

Страхование

Система страхования в России находится в настоящее время в стадии становления, и многие виды страхования, доступные в других странах, еще не нашли широкого распространения в Российской Федерации. Компанией застрахованы в значительном, но не в полном объеме основные производственные средства, не предусмотрена компенсация за убытки в случае прерывания деятельности или в случае ответственности перед третьей стороной за имущественный или экологический ущерб, нанесенный в результате аварий или других инцидентов, связанных с имуществом Группы или осуществляемой ею деятельностью. До тех пор, пока Группа не получит надлежащего страхового покрытия, существует риск того, что утрата или уничтожение части имущества может оказать существенное негативное влияние на деятельность и финансовое положение Группы.

Существующие и потенциальные иски против Группы

Группа участвует в нескольких судебных разбирательствах, возникших в ходе текущего ведения финансово-хозяйственной деятельности. Резерв под условные обязательства, связанные с данными рисками, по состоянию на 31 декабря 2001 и 2000 гг. не создавался.

Политика в области отраслевого регулирования

В настоящее время продолжается реформирование российской телекоммуникационной отрасли. Оценить будущее направление и воздействие таких реформ на деятельность Группы в настоящее время невозможно. Потенциальные реформы в тарифной политике, происходящая реорганизация компаний группы ОАО «Связьинвест» также могут оказать значительное влияние на деятельность Группы. Учитывая неопределенность, существующую в отношении будущей политики в области отраслевого регулирования, руководство Группы не имеет возможности оценить степень влияния возможных изменений отраслевого регулирования на финансовое положение и результаты деятельности Группы.

23. СВЯЗАННЫЕ СТОРОНЫ

ОАО «Связьинвест»

Как указано в Примечании 1, материнской компанией ОАО «Уралсвязьинформ» является открытое акционерное общество «Связьинвест» (ОАО «Связьинвест»), контрольный пакет акций которого (75% минус одна акция) принадлежит Российской Федерации.

Наличие эффективно функционирующей телекоммуникационной и информационно-передающей сети крайне важно для Российской Федерации по ряду причин, включая экономические, стратегические, а также интересы национальной безопасности. В этой связи правительство оказывает и, по всей вероятности, будет продолжать оказывать значительное влияние на деятельность ОАО «Связьинвест» и его дочерних компаний.

Влияние правительства не ограничивается владением пакетом акций ОАО «Связьинвест». Оно сохраняет за собой полномочия по регулированию тарифов на услуги междугородной и местной связи, регулирования тарифов и в ограниченной степени регулирует тарифы на междугородную телефонную связь. Кроме того, Министерство Российской Федерации по связи и информатизации контролирует процесс лицензирования операторов связи.

ОАО «Ростелеком»

ОАО «Ростелеком» является основной компанией, предоставляющей услуги дальней связи и международных центров коммутации в Российской Федерации, и также входит в группу компаний ОАО «Связьинвест». Группа имеет соглашения с ОАО «Ростелеком» по обеспечению пропуска междугородного и международного трафика. Расходы по оплате услуг ОАО «Ростелеком» отражены по статье «Расходы, связанные с пропуском трафика» отчета о прибылях и убытках и составили за 2001 год 76.827 руб. (2000: 85.138 руб.). Группа имеет задолженность перед ОАО «Ростелеком» в размере 21.399 руб. по состоянию на 31 декабря 2001 г. (2000: 9.813 руб.). Задолженность перед ОАО «Ростелеком» отражена в бухгалтерском балансе в составе текущих обязательств.

Операции с государственными организациями

Государственные организации составляют существенную часть абонентской базы Группы, приобретая ее услуги, как напрямую через различные органы власти, так и косвенно через их филиалы и контролируемые ими коммерческие организации. Некоторые организации, финансируемые из государственного бюджета, являются пользователями принадлежащей Группе сети. Эти организации арендуют линии связи, при этом оплата осуществляется по более низким тарифам (утвержденным Министерством Российской Федерации по антимонопольной политике и поддержке предпринимательства) по сравнению с тарифами, действующими для других абонентов Группы. Помимо этого, в соответствии с действующим законодательством правительство Российской Федерации может потребовать от Группы оказания определенных услуг государственным организациям в интересах национальной безопасности и борьбы с преступностью.

За год, закончившийся 31 декабря 2001 г., на долю абонентов из числа государственных организаций (исключая коммерческие организации, контролируемые государством) приходится приблизительно 7,1% (в 2000: 7,2%) доходов от услуг связи. Непогашенная задолженность государственных организаций (за вычетом резерва по безнадежным и сомнительным долгам) на 31 декабря 2001 г. составила 19.662 руб. (2000: 35.914 руб.).

Компании, в которых Компания имеет финансовые вложения

В течение 2001 и 2000 годов Группа осуществляла следующие хозяйственные операции с компаниями, в которых имеет финансовые вложения: участие в программе пенсионного обеспечения, предоставление рекламных услуг, предоставление услуг по охране, аренда помещений и услуги связи.

ООО ПРТК «Урал-Информ ТВ» оказывало Группе рекламные услуги. Объем услуг, оказанных в 2001 году, составил 3.452 руб. Группа оказала услуг ООО ПРТК «Урал-Информ ТВ» в 2001 году на общую сумму 758 руб.:

- Аренда на сумму 525 руб.;
- Услуги связи на сумму 220 руб.;
- Услуги по предоставлению общественного питания на сумму 13 руб.

ООО ОП «Охрана связи» оказала услуг по охране Группе. Объем услуг, оказанных в 2001 году, составил 32.539 руб. Группа предоставляла помещения в аренду ООО ОП «Охрана связи» в 2001 на общую сумму 72 руб.

Группа внесла в НПФ «Парма» 5.668 руб. в течение 2001 года.

Вознаграждение членам Совета директоров

Суммарное вознаграждение членам Совета директоров составило 16.854 руб. в 2001 году и 11.829 руб. в 2000 году. В начисленные обязательства включена задолженность, соответствующая данным вознаграждениям в сумме 183 руб. и 125 руб. соответственно.

Члены Совета директоров владеют 841.197.720 акциями Компании по состоянию на 31 декабря 2001 года (2000: 815.039.074).

По состоянию на 31 декабря 2001 и 2000 гг. займы членам Совета директоров предоставлены не были.

24. СЕГМЕНТНАЯ ОТЧЕТНОСТЬ

Группа предоставляет услуги связи (проводной и мобильной), а также банковские услуги на территории Пермской области. Руководство считает, что Группа осуществляет свою деятельность в одном географическом сегменте. Банковская деятельность не является существенной (не превышает 10% от общих операций) для Группы. На некоторые услуги, оказываемые между сегментами проводной и мобильной связи, счета не выставляются и, таким образом, данные услуги не отражены в отчетности между соответствующими филиалами Компании. *В течение 2001 и 2000 годов информация по хозяйственным сегментам представлена следующим образом:*

СЕГМЕНТНАЯ ОТЧЕТНОСТЬ

	Услуги проводной связи		Услуги мобильной связи		Прочие операции		Исключение внутренних операций		Консолидированное значение	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
ДОХОДЫ										
Внешняя реализация	**1.556.880**	1.615.574	**705.724**	424.915	**137.391**	10.646	—	—	**2.399.995**	2.051.135
Межсегментная реализация	—	—	—	—	**31.999**	16.574	**(31.999)**	(16.574)	—	—
Общий доход	**1.556.880**	1.615.574	**705.724**	424.915	**169.390**	27.220	**(31.999)**	(16.574)	**2.399.995**	2.051.135
РЕЗУЛЬТАТЫ										
Результат сегмента	**248.419**	238.418	**532.476**	263.334	**9.733**	(10.390)	—	—	**790.628**	491.363
Нераспределенные корпоративные расходы									**(313.425)**	(155.821)
Операционная прибыль									**477.203.**	335.541
Процентные расходы									**(163.770)**	(290.456)
Доход от участия в капитале									**721**	—
Прочие доходы/(расходы) (нетто)									**(44.435)**	15.318
Инфляционный доход									**320.669**	289.264
Налог на прибыль									**(268.706)**	431.401
Доля меньшинства									**(13.535)**	(5.938)
Чистая прибыль									**308.147**	775.130
ПРОЧАЯ ИНФОРМАЦИЯ										
Активы сегмента	**3.437.142**	2.912.663	**354.139**	290.492	**139.383**	145.638			**3.930.665**	3.348.793
Нераспределенные корпоративные активы									**1.185.201**	1.075.779
Консолидированные суммарные активы									**5.115.866**	4.424.572
Обязательства сегмента	**63.453**	63.535	**14.550**	3.231	—	—			**78.003**	66.766
Нераспределенные корпоративные обязательства									**2.590.562**	2.232.186
Консолидированные суммарные обязательства	**63.453**	63.535	**14.550**	3.231	—	—			**2.668.565**	2.298.952
Капитальные затраты	**475.980**	284.647	**309.355**	144.410	**190.204**	11.302				
Износ	**247.056**	165.899	**20.082**	15.579	**35.446**	62.115				

25. СОБЫТИЯ ПОСЛЕ ОТЧЕТНОЙ ДАТЫ

Дивиденды

Совет директоров ОАО «Уралсвязьинформ» рекомендовал выплатить дивиденды по результатам деятельности за 2001 год в сумме 10.493 руб. (0,0012 рубля на акцию). Размер дивидендов подлежит утверждению на годовом общем собрании акционеров.

Тарифы на услуги связи

С 1 января 2002 года тарифы на ряд услуг местной телефонной связи были увеличены примерно на 33%.

Введение ЕВРО

С 1 января 2002 года была введена единая валюта Евросоюза – Евро. В связи с ее введением все контракты, заключенные компанией ранее в национальных европейских валютах, были перезаключены в Евро по фиксированным курсам данных валют к Евро.

Группа не понесет никаких дополнительных валютных рисков в связи с данными изменениями валют контрактов.

26. РАЗМЕЩЕНИЕ ОБЛИГАЦИОННОГО ЗАЙМА

22 августа 2002 года Компания разместила неконвертируемые облигации с купонным доходом общей номинальной стоимостью 1.000.000 руб. Срок погашения определен как 1080-й день после даты начала размещения облигаций. По облигациям начисляется доход по процентной ставке 17,5% годовых, выплачиваемый ежеквартально.

Руководство Группы полагает, что денежные средства, полученные от размещения облигаций, будут использованы для погашения краткосрочных кредитов и займов и погашения кредитов поставщиков телекоммуникационного оборудования.

СХЕМА ОРГАНИЗАЦИОННОЙ СТРУКТУРЫ ОАО «УРАЛСВЯЗЬИНФОРМ»

В 2001 ГОДУ продолжалась работа по совершенствованию структуры компании. В результате реорганизации количество филиалов на территории Пермской области сократилось на 7. На 1 января 2002 г. в ОАО «Уралсвязьинформ» создано 16 филиалов, 5 структурных подразделений и 6 региональных филиалов.


Общее собрание акционеров
Совет директоров
Генеральный директор
Правление
Заместители генерального директора
ФИЛИАЛЫ в Пермской области
СТРУКТУРНЫЕ ПОДРАЗДЕЛЕНИЯ
РЕГИОНАЛЬНЫЕ ФИЛИАЛЫ
Сервисный центр
ЭТУС
Березниковский
Лысьвенский
ПСТ
Верещагинский
Очерский
ПСС-GSM
Краснокамский
Осинский
КБУ «Связист»
Кудымкарский
Соликамский
Кунгурский
Чернушинский
Коммерческий центр
Чайковский
Пермский территориальный узел связи (ПТУС)
Транспортное производство
Ремонтно-строительное производство
Производство «Пермский таксофон»
Екатеринбургский
Курганский
Тюменский
Ханты-Мансийский
Челябинский
Ямальский
Представительство в г. Москве

СОВЕТ ДИРЕКТОРОВ

Председатель — **Антон Игоревич ОСИПЧУК** (первый заместитель генерального директора ОАО «Связьинвест»), заместитель председателя — **Владимир Ильич РЫБАКИН** (генеральный директор ОАО «Уралсвязьинформ»)

ЧЛЕНЫ СОВЕТА ДИРЕКТОРОВ:

Вадим Евгеньевич БЕЛОВ — заместитель генерального директор ОАО «Связьинвест»

Алла Борисовна ГРИГОРЬЕВА — заместитель директора департамента — начальник отдела департамента корпоративного управления ОАО «Связьинвест»

Юрий Александрович БИЛИБИН — помощник генерального директора ОАО «Связьинвест»

Леонид Михайлович ПЕРМИНОВ — акционер ОАО «Уралсвязьинформ»

Владимир Александрович ЖУК — председатель обкома профсоюза работников связи

ПРАВЛЕНИЕ

Председатель — **РЫБАКИН Владимир Ильич**

ЧЛЕНЫ ПРАВЛЕНИЯ:

□ **БАКОВ Валерий Георгиевич** — заместитель генерального директора (директор Пермского территориального узла связи)

□ **БЕЛОБОКОВ Андрей Яковлевич** — заместитель генерального директора (начальник управления стратегического планирования)

□ **БУХАРИНОВ Олег Иванович** — заместитель генерального директора (директор Сервисного центра)

□ **ЗАВИДОВ Владимир Казьмич** — директор Березниковского эксплуатационно-технического узла связи

□ **КАЛАШНИКОВА Надежда Алексеевна** — начальник юридического управления

□ **КОВЫЛЯЕВ Валерий Николаевич** — директор Кудымкарского эксплуатационно-технического узла связи

□ **КУЗЯЕВ Сергей Иванович** — заместитель генерального директора по экономике и финансам

□ **ОНУЧИНА Лидия Владимировна** — заместитель генерального директора (главный бухгалтер)

□ **ОРЛОВ Олег Павлович** — заместитель генерального директора (по капитальному строительству)

□ **ПАЛКИН Александр Анатольевич** — директор Лысьвенского эксплуатационно-технического узла связи

□ **САНАЧЕВ Виктор Петрович** — первый заместитель генерального директора

□ **УФИМКИН Анатолий Яковлевич** — директор Челябинского филиала электросвязи ОАО «Уралсвязьинформ»

□ **ФЕДОСЕЕВ Александр Петрович** — заместитель генерального директора (директор по технической и инвестиционной политике)

□ **ЧУКАВИН Владимир Георгиевич** — директор Кунгурского эксплуатационно-технического узла связи

РУКОВОДСТВО КОМПАНИИ:

РЫБАКИН Владимир Ильич	— генеральный директор
САНАЧЕВ Виктор Петрович	— первый заместитель генерального директора
БАКОВ Валерий Георгиевич	— заместитель генерального директора (директор Пермского территориального узла связи)
БЕЛОБОКОВ Андрей Яковлевич	— заместитель генерального директора (начальник управления стратегического планирования)
БОДРАШОВ Алексей Алексеевич	— заместитель генерального директора (директор представительства ОАО «Уралсвязьинформ» в г. Москве)
БУХАРИНОВ Олег Иванович	— заместитель генерального директора (директор Сервисного центра)
ВЛАСОВ Александр Владимирович	— заместитель генерального директора (директор по сотовым технологиям)
ДАВЫДКИН Вячеслав Николаевич	— заместитель генерального директора (по маркетингу)
КУЗЯЕВ Сергей Иванович	— заместитель генерального директора (по экономике и финансам)
НАГОВИЦЫНА Лариса Вениаминовна	— заместитель генерального директора по управлению персоналом
НЕВОСТРУЕВА Антонина Федоровна	— заместитель генерального директора (по связям с общественностью — начальник пресс-службы)
ОНУЧИНА Лидия Владимировна	— заместитель генерального директора (главный бухгалтер)
ОРЛОВ Олег Павлович	— заместитель генерального директора по капитальному строительству
ОСИПОВ Александр Михайлович	— заместитель генерального директора по эксплуатации (начальник управления эксплуатации сетей)
ПОПОВ Владимир Витальевич	— заместитель генерального директора (по внешнеэкономической деятельности)
ФЕДОСЕЕВ Александр Петрович	— заместитель генерального директора (директор по технической и инвестиционной политике)

Contents

MESSAGE TO THE SHAREHOLDERS





THE PREVIOUS YEAR 2001 has become a new landmark in the history of Uralsvyazinform. Our Company has entered the third millenium as the organizer of the Urals and Western Siberia telecoms merger. This status reflects the actual position of Uralsvyazinform as a telecommunications leader on the Russian market.

Adhering to the strategy of long-term Company shareholder value growth Uralsvyazinform's management proceeded with technical development, services array extension, improvement of the Company's financial position and raising its attractiveness for investors.

All this resulted in transport intrazonal network enlargement by 179 km mainly based on optical fiber links. This allowed the Company to install GSM base stations and allocate Internet access nodes on the extensive territory of the Perm Region.

The Company has implemented the first in Perm optical access network project with the capacity of 15.4 thous. lines. It will provide mass installation of telephones and supply a wide range of data services. The created network is a prototype broadband access network.

The launch of a multiservice network project in Perm has become an important stage in the introduction of new data services and combined data and voice services.

We have done a significant spurt in GSM mobile communications expansion. In 2001 the GSM network overstepped the bounds of Perm city and covered all the biggest cities of the region. Step by step it is enveloping all the Federal highways in the region. Last year the number of GSM subscribers totaled more than 50 thous. (5.8 times on 2000).

Significant investments into local telephone network and mobile communications made for a 34% growth in services sale (as compared with the previous year). In particular, the revenues from cellular communications increased from 17% in 2000 to 26% in 2001. The ratio of revenues from services provided to the residents climbed from 45.4% to 51.4% respectively.

At the heart of these 2001 results is the enhancement of local network by 63.2 thous. lines thus brining it to a total of 655 thous. lines, and mobile network increase by 136 thous. subscribers, its overall data base reaching 165 thousand. All in all in 2001 the aggregate network capacity grew by 199.2 thous. subscribers and switching systems digitalization reached 57%.

Uralsvyazinform is by far the biggest telecommunications operator in the Urals region. The Company provides 86% of local telephony services, 98% of domestic and international long-distance services, 100% of mobile communications, 71% of paging and 74% of data transmission services including Internet. The Company supplies TV and radio broadcasting services as well. We are vigorously implementing advanced technologies and introducing new equipment to furnish high-quality services to our customers including the most exigent ones. Intelligent Network services like premium rate, free-phone, televoting and personal number as well as virtual calling cards — became rather popular with the users. Cable TV (CATV) and Automated Information Center services have also found a ready market.

To provide state-of-the-art services to the residents of the region the Company ploughs back most of its profit into communications infrastructure development and enhancement of the services range.

The Company actively attracts funds via bonds issue, different kinds of credits and equipment lease. All these projects promote Uralsvyazinform's dynamic technical development.

Competent technical policy, financial reliability and information transparency of the Company keep up steady interest of investors. Its shares are traded on the Russian Trading System, in the stocks segment of the Moscow Interbank Currency Exchange (MICEX), are quoted on Frankfurt, Berlin and NEWEX stock exchanges and on the US over-the-counter market. The Company's stability stimulates the development of mutually beneficial cooperation with business partners and foreign financial institutions, among them such leading telecommunications equipment manufacturers as Alcatel, Huawei Technologies, ADC, DAMM Cellular Systems, Cisco Systems, Nokia Corporation, Siemens and Russian manufacturer «Morion».

In 2001 Standard & Poor's assigned Uralsvyazinform (B-) credit rating and Fitch confirmed its rating as B. The Company has become a laureate in the contest for the quality of communications and services, announced by the Russian Ministry of Communications (in the nomination «Mobile Operator»).

Further Uralsvyazinform's development is linked to the establishment of joined Urals Company by merging the six regional telecoms with Uralsvyazinform: Uraltelecom of Sverdlovsk Region, Svyazinform of Chelyabinsk Region, Khantymansiyskokrtelecom, Tyumentelecom, Yamalelectrosvyaz and Electrosvyaz of Kurgan Region. The merger will maintain the leading positions of inter-regional company on the telecommunications market to serve the build-up of business infrastructure and development of the Urals macro-region economy. It will increase the Company's revenues and raise it's market capitalization providing favorable conditions for investments. The inter-regional Company will improve the quality of communications and drive it on a higher level on the vast territory of the Urals.

Global changes in the telecommunications infrastructure of the Urals macro-region will help its residents, businesses and budget-supported organizations to better intercommunicate with the world community and to raise business efficiency.

Our Company's mission is to build up and meet our customers' needs for telecommunications and information services, and to integrate into the Global Information Society of the 21st century.

Anton Osipchuk
Chairman of the Board
of Directors
of JSC «Uralsvyazinform»
First Deputy General Director
of JSC «Svyazinvest»

Vladimir Rybakin
General Director
of JSC «Uralsvyazinform»

DEAR FRIENDS



Today's telecommunications and information industry is one of the most dynamic branches with long-term stable growth potential.

As specialists forecast, the development of telecommunications will, in the long term, predetermine scientific and technological progress and will more and more influence people's everyday life.

The emerging global information community dictates new approaches to information and communications technologies upgrading.

Being the biggest telecom in the Western Urals Uralsvyazinform successfully settles the tasks of wide-range hi-tech telecommunications services provision to Perm residents and businesses. It's symbolic that Uralsvyazinform was chosen as the core company for the Urals macro-region telecoms merger. No doubt this will promote more investments into the Company and further development of regional telecommunications.

New operators who come to the Perm region are shaping the competitive environment on the telecommunications market. However, I am sure that Uralsvyazinform will be able to operate effectively even under these changing conditions.

With all my heart I would like to wish communications workers all the success in their activities for the welfare of the native land and its inhabitants!

Yuri Trutnev
Governor of the Perm region

THE PERM REGION

The Perm region is a multinational area sprawling along the western slopes of the Urals Mountains in the basin of the higher and middle Kama river. The region occupies 160 thous. sq. km with the population of more than 3 million.

Founded in 1723 the city of Perm is the capital of the region, just about one thousand kilometers away from Moscow.

The region has convenient access to transportation: it is crossed by two transcontinental railroads and a federal highway. The navigable Kama links the region with the Baltic, White, Black, Azov and Caspian Seas.

The Perm region has enormous timber and water resources. It is rich in minerals: potassium and magnesium salts, coal and oil, chromic ores, gold and diamonds, gypsum and limestone marble. Each square kilometer of the Perm earth entrails is appraised at USD 2 million.

The Perm region is an area of industrial type with all the main intersectorial complexes in its economic structure.

The Gross Regional Product ratio in the national GDP is 2.5 per cent.

In 2001 the industrial output of the Perm region grew by 7% against the previous year and amounted to RUR 140 mln.

The highest rates of industrial production growth were in machine building, ferrous and non-ferrous metallurgy, chemical and petrochemical industries, timber and woodworking branches (compared to the previous year).

Within 2001 RUR 30 billion were invested into the regional economy.

In terms of investment potential the Perm region takes the 11th place among 89 entities of the Russian Federation. Annual foreign trade turnover exceeds 2 billion US dollars.

In 2001 cash income of the region's residents totaled RUR 98.5 billion (monthly average income was RUR 2 784 per head).

The Perm region is a part of the Urals economic area. Close neighborhood with highly developed industrial regions promotes the evolution of diversified cooperation links.

GENERAL INFORMATION ON THE COMPANY

Open joint-stock company «Uralsvyazinform» was incorporated in April 1994 as a result of reorganizing the state communications company «Rossvyazinform», and now it leads the telecommunications services market of the Urals region.

The Company provides 86% of local communications services, 98% of DLD and ILD services, 100% of mobile telephony, 71% of paging, 74% of documentary communications and data transmission, including Internet, as well as radio and TV broadcasting.

The Company's network comprises 573 automatic switches and RSUs (Remote Subscriber Unit) with a total installed capacity of 655 thousand lines; 57% of them are digital.

Intrazonal lines are arranged on SDH digital systems via microwave and optical links. These lines are 55.5% digital.

Installed capacity of GSM system is 150 thous. subscribers and that of NMT is 15 thous.

Uralsvyazinform's shares are traded on the Russian Trading System and on the Moscow Interbank Currency Exchange (MICEX). As Level 1 ADRs they are quoted on Berlin, Frankfurt and NEWEX stock exchanges and on the US over-the-counter market.

Company address:
68 Lenin str., Perm 614096, Russia
Ph.: +7 3422 34 12 00
Fax: +7 3422 34 33 36
usi@uralsviazinform.com
www.uralsviazinform.ru
www.uralsviazinform.com

Company Representative Office in Moscow
Address: 48 Nikolo-Yamskaya, build. 2, Moscow 109004
Ph.: (095) 915-74-87
Fax: (095) 915-00-93

Investor Relations Dept.
JSC «Uralsvyazinform»
Address: 68, Lenin str., Perm
Ph: 7 (3422) 90-58-63,
Fax: 7 (3422) 34-33-36
investor@usi.ru
www.uralsviazinform.com

Registrar
ZAO «Registrator-Svyaz»
15A, Bolshaya Olenya St., Moscow,
107014, P.O. Box 128
Ph./fax: +7 (095) 268-71-74
www.regsv.ru
regsw@asvt.ru

Perm branch #9
ZAO «Vedenie Reestrov Kompanii»
Address: 64, Lenin str., Perm, 614000
Ph: +7 (3422) 33-10-44
Fax: +7 (3422) 33-74-22

Depository
JPMorgan Chase Bank
Address: 60 Victoria Embankment
London EC4Y 0JP
Ph. +44 90 (0)20 7325 4034,
Fax: +44 (0) 20 7325 8094

JP Morgan Chase Bank
Address: 36th Floor
60 Wall Street, New York
NY 10005, USA
www.adr.com

Analysts:
1. Standard & Poor's
Ph: +44(0) 20 7826 3683
+ 7 095 745 2912
2. Fitch
3. UFG (United Financial Group)
4. Aton
5. Financial Analyst

COMPANY HISTORY AND MILESTONES

The story of telecommunications development in Perm goes as far back as 1861 when the first telegraph in the Urals started its operation. First telephone lines were installed in 1881: they connected factories, plants and mines of the area. 105 years ago the first city telephone exchange was opened in Perm.

In 1938 Perm Regional Telecommunications Department was founded.

On April 29, 1994, «Rossvyazinform», a state communications company, was privatized to become Open Joint-Stock Company «Uralsvyazinform».

Open joint-stock company «Uralsvyazinform» was registered
The first telephone bonds were placed to the amount of RUR 25 million (redenominated)
The Perm Toll Exchange Alcatel 1000S-12 was put into service

The paging network based on Motorola (USA) was deployed
First financial audit based on international standards was carried out by Coopers&Lybrand

NMT-450 Mobile communications system and fixed cellular DAMPS-800 communications system were put into commercial operation
ISDN network was put into trial operation
Time-based billing system for the local telephone calls was launched
First trading of Uralsvyazinform shares on the Russian Trading System (RTS)

GSM-900 mobile system was commissioned
SDH network was put into operation in Perm
Level 1 ADR program for Uralsvyazinform was registered

Second stage SDH network was commissioned in Perm
CCS#7 was introduced on the links Perm-Berezniki and Perm-Solikamsk

500-thousandth subscriber was connected to the Company's network
Trading of Uralsvyazinform shares began on MICEX (Moscow Interbank Currency Exchange)
«Fitch IBCA», an international rating agency, assigned the «CCC» rating on the Senior Unsecured debt issued by Uralsvyazinform and the «C» Short-term rating.
The Russian Ministry of Communications and «Interecoms», a Communications & IT research institute, awarded JSC «Uralsvyazinform» a special diploma and a bonus for the high quality of telecommunications production and services in the nomination «Telecommunications operator»

Commercial operation of the Perm IN platform was launched
«Fitch IBCA» upgraded Uralsvyazinform's Senior Unsecured from «CCC» to «B-» and the Short-term rating from «C» to «B»
Uralsvyazinform in cooperation with «Rostelecom» finished construction of the optical fiber link «Perm-Izhevsk» of more than 450 km
Start of activities in preparation for Uralsvyazinform's merger with the telecom providers of the Urals and Western Siberia

MILESTONES OF 2001

January

□ Non-commercial partnership «Sotrudnichestvo» confirmed Uralsvyazinform's laureate status in the contest «Regional Management Leader» in the nomination «Contribution into stabilization and development of the regional economy»

February

□ A new Uralsvyazinform's operating entity «Perm Payphone» was established

March

□ Company's ADR trading started on NEWEX — a stock exchange for Central and Eastern Europe

April

□ International roaming for GSM subscribers was launched

□ International rating agency FITCH upgraded the Company's Senior Unsecured from «B-» to «B» and confirmed the Short-term rating as «B»

□ Uralsvyazinform hosted the 4th International Conference «Development of Telecommunications in the Regions of Russia. Perspective Technologies for Russian Telecommunications Market»

May

□ Uralsvyazinform participated in the Moscow international exhibition «Svyaz-Expocomm 2001» and exhibited new technologies and solutions applied on the Company networks

June

□ Mr. Vladimir Rybakin, General Director of Uralsvyazinform, received a certificate «Best Russian Manager» awarded by the Russian public commission on Peter the Great National Prize

□ Corporate newspaper «Uralsvyazinform — Nasha Gazeta» became a laureate of the 6th All-Russian Mass-media Festival «The Whole Russia — 2001» in the nomination «New Generation Mass Media»

□ A new service «GSM pager» was introduced

□ The 8th issue of monetary bonds to the amount of RUR 50 mln. was placed

□ JSC «Uralsvyazinform» became a laureate of the Telecommunications Quality Contest held by the Ministry of Communications (in the nomination «Mobile Operator»)

□ The Annual General Meeting of Uralsvyazinform's shareholders was held to approve the annual report, balance sheet, Company's profit and loss account and profit distribution. The Meeting fixed the dividend amount, quantified the maximum number of the Company's authorized common and preferred shares (35 000 000 000 and 15 000 000 000 respectively), amended and supplemented the Charter and approved its new edition

July

□ The Board of Directors approved the following swap ratio for the shares of the merged companies into Uralsvyazinform's shares:

OJSC «Svyazinform» of Chelyabinsk Region — 1 316.73752298

OJSC «Uraltelecom» of Sverdlovsk Region — 604.55185921

OJSC «Khantymansiyskokrtelecom» — 161.22295530

OJSC «Tyumentelecom» — 169.26463472

OJSC «Electrosvyaz» of Kurgan Region — 133.30259734

OJSC «Yamalelectrosvyaz» — 220.75756257

MILESTONES OF 2001

□ Extraordinary General Meeting of Shareholders approved Merger Agreements and reorganization in the form of merger with JSC «Uralsvyazinform» of the following Urals telecoms:

OJSC «Svyazinform» of Chelyabinsk Region

OJSC «Uraltelecom» of Sverdlovsk Region

OJSC «Khantymansiyskokrtelecom»

OJSC «Tyumentelecom»

OJSC «Electrosvyaz» of Kurgan Region

OJSC «Yamalelectrosvyaz»

□ Uralsvyazinform took part in the first Forum «Infocommunications of Russia — 21st century» where the concept of merger was presented for the first time

□ Uralsvyazinform's General Director V. Rybakin became a laureate of the 8th All-Russian Contest «Career-2001»

□ Uralsvyazinform, as inter-regional company, held a presentation in Moscow for investors and stock analysts in the frame of joined project of RTS stock exchange and JSC «Svyazinvest»

□ On the basis of Uralsvyazinform ITU-T in association with St. Petersburg's State University of Telecommunications named after M. Bonch-Bruevitch held the 3rd International Seminar «Modern Network Management»

□ Uralsvyazinform won the license to run mobile operation in the range of 1800 MHz (DCS 1800)

□ Uralsvyazinform's General Director V. Rybakin was elected as a deputy to the Perm Regional Legislative Assembly

□ Standard & Poor's rating agency assigned «B-» long-term domestic and foreign currency credit rating to Uralsvyazinform, outlook referred to as stable

□ FITCH, the international rating agency reaffirmed the Senior Unsecured rating of OAO Uralsvyazinform as 'B'. The Short-term rating of 'B' is also affirmed. The Rating Outlook remains Stable

□ GSM subscribers totaled 50 thousand

□ Optical access network of 15 thous. lines was put into operation in Perm

□ The 1st phase of Multiservice Network was commissioned in Perm

DEVELOPMENT STRATEGY OF THE COMPANY

MISSION:

To build up and meet our customers' needs for telecommunications and information services, and to integrate into the Global Information Society of the 21st century.

GOALS:

— Global (national)

To raise scientific, industrial and economic potential of Russia

To promote its integration into the Global Information Society

— Regional

To gain leadership in the telecommunications market of the Urals macro-region to assist in setting up its business infrastructure and developing the region's economy.

— Commercial

To increase the revenues and raise market capitalization of the Company, and to create favorable conditions for investments.

— Corporate

To enable every employee of the Company to implement his/her creative abilities pursuant to the Company's corporate culture.

TASKS:

— Growth of the Company's earnings through aggressive positioning on the telecommunications market under conditions of Russia's active integration into global information society.

— Technical re-equipment and development of telecommunications networks at all levels.

— Transition to a new scale of services provision and higher level of their quality through a single service package and minimum guaranteed range of services on all the territory of inter-regional Company.

— Forming economically sound tariff policy based on separate accounting of operating costs on telecommunications services.

— Growth of operating profit per line and per employee owing to stepwise reduction of maintenance costs through technical re-equipping.

The Company strategy focused on boosting its competitiveness provides for:

- capital investments into marketable services;
- setting up a new Company department specialized in services sales to clients;
- setting up a special department for VIP clients;
- packaged support of corporate users under a single Agreement;
- establishment of integrated Billing Center;
- broadening of Internet access;
- working out of services and tariffs list oriented on large corporations, small and medium enterprises.

Uralsvyazinform's marketing concept is guided by a detailed knowledge of our customers' demands and trends for the near future. This concept directly correlates provision of telecommunications services with clients' demands, market study results, and customers' estimation of services assortment and their quality, based on which the Company tailors its marketing policy.

Marketing strategy implies:

- transport network digitalization;
- development of GSM 900/1800 network and enlargement of its client base;
- enhancement of volume and range of IN services;
- Internet extension on the Perm region territory;
- broadband access networks buildup and implementation of related services;
- ISDN sales growth.

TELECOMMUNICATIONS MARKET

Stable national economy of the previous year favored dynamic telecommunications development. By 2002 Russian Public Switched Telephone Network (PSTN) numbered 33.8 million subscribers, mobile client base was 7.8 million and there were 7.5 million active Internet users.

Preliminary estimation shows an upsurge of telecommunications services provision by 40.4% (compared to previous year) to RUR 186 billion. This backed the improvement in the incumbent operators' position. Uralsvyazinform's revenues increased by 40.5% against 2000.

Natural monopolies controlled 80.3% of local telephony in terms of revenues and 90% in terms of PSTN client base. Network capacity grew by 2 million telephone lines. Uralsvyazinform, having obtained only ten licenses for communications services provision out of two hundred issued, still remains a monopoly. Due to marginal profitability of local telephony services, particularly in rural areas, this niche still remains practically unclaimed.

Local telephony development was mainly based on modern digital exchanges: digitalization level for all Russian operators was 35%. In the Perm region all the commissioned 63.2 thous. lines were connected to electronic exchanges, digitalization level being 57%.

The strongest competition in telecommunications sprang up in the local telephony services provision to business customers. And the Perm region was no exception.

In its 10th jubilee year the Russian mobile telephony was developing dynamically. The overall subscriber base has grown 2.3 times, mainly thanks to GSM operators. Cellular communications saw the highest competition level: 97.6% of mobile market belongs to new entrants. Only 15 «Svyazinvest» operators provide mobile services. Due to such «left-over» investing the revenue share in the total «Svyazinvest» return is only 1.6%, and mobile customers share subscribed to traditional operators is only 3.3% of total mobile subscribers in Russia. Uralsvyazinform — is one of the few incumbents providing cellular services. The portion of mobile telephony in the Company's total revenues increases steadily.

In 2001 national investment into telecommunications exceeded RUR 37.5 billion, i.e.1.5 more than in 2000. Investments into incumbents' fixed capital are estimated at RUR 28.1 billion, i.e. 110% against previous year. In 2001 investments into Uralsvyazinform's mobile communications were RUR 336.5 million (39.5%).

Rapid telecommunications evolution fuels the search for stable revenue sources. Restructuring of telecommunications industry by regional telecoms merger is one of the most efficient sources. Setting up of the Inter-regional Company of the Urals and Western Siberia is aimed at creation of a powerful high-market-cap and high-profit national company.

BUSINESS REVIEW

In 2001 earnings from sales grew by 34% to RUR 2167 million compared to previous year. Mostly it was brought by implementation of investment programs of mobile and local telephony development.

Some changes took place both in the sectoral revenues and consumer expenditure structures. The ratio of revenues received from services provided to residents increased from 45.4% to 51.4%. One of the reasons is that the growth rates were higher in the residential sector with a small drop of telephone

REVENUES FROM MOBILE SERVICES			
DESCRIPTION	UNIT.	2000	2001
Mobile services (percentage of total)	%	17,2	26,0
Residents	%	45,4	51,4


REVENUES FROM TELECOMMUNICATIONS SERVICES
2001
2 006 321
2000
1 427 786
1999
1 101 246
1998
780 484
1997
742 013
RUR thous
0
500 000
1 000 000
1 500 000
2 000 000

lines provided to business clients. Besides, it was influenced by some improvements in the tariff structure specifically concerning reduction of cross financing. Pursuant to the instruction of Antimonopoly Ministry, monthly fee for residents went up from RUR 57.00 to RUR 60.00 and connection fee — from RUR 2 000.00 to 6 000.00.


REVENUES STRUCTURE
2002/E
27,8
30,1
37,6
1,0
1,0
2001
34,7
32,8
26,8
1,5
1,5
2000
40,3
36,5
17,8
2,0
1999
44,8
38,4
11,6
2,1
1998
46,9
40,4
6,1
2,6
1997
49,1
41,2
3,2
2,7
%
0
5
10
15
20
25
30
35
40
45
New radio services
Mobile telephony & paging
Documentary radio communication
Urban and rural communications
TV and radio broadcasting
DLD & ILD

In the revenues structure DLD and ILD communications take up 34.7% and local telephony — 32.8%. Mobile telephony share in the Company's revenues changed from 17.2% in 2000 to 26% in 2001.


FINANCIAL PERFORMANCE
2002/E
1115
2089
3204
2001
331
1836
2167
2000
354
1259
1613
1999
286
912
1198
1998
185
668
853
1997
228
552
780
RUR mln
0
500
1000
1500
2000
2500
3000
Sales income
Gross revenues
Costs

Sales income totaled RUR 331 million and net profit was RUR 36 million. Some decline in these figures against the previous year was determined by 2.35 increase in depreciation charges due to the fixed assets revaluation as of 01.01.01. EBITDA was RUR 46 million up comprising RUR 508 million.

In the reporting year the Company operated rather efficiently: the revenue per line climbed from RUR 2.9 thousand to 3.3 thousand, the output per employee grew from RUR 211 thousand to 289 thousand and number of lines per employee increased from 71.8 to 81.6.


NET PROFIT AND EBITDA
2002/E
753
329
2001
504
36
2000
462
236
1999
268
121
1998
-277
-392
1997
-395
-256
RUR mln
-400 -300 -200 -100 0 100 200 300 400 500 600 700
EBITDA
Net profit

DOMESTIC LONG-DISTANCE TELEPHONY


DOMESTIC LONG-DISTANCE TRAFFIC
2002/E
186,5
2001
148
2000
129,6
1999
83,4
1998
73,6
1997
70,8
0 50 100 150 minutes mln.

DLD services are provided on the basis of digital Alcatel 1000S-12 exchange with an installed capacity of 7209 circuits. The capacity percentage used for DLD communications (backbone and zonal) is 88.0% including 81.4% of zonal telephony. A part of the toll exchange capacity is dedicated to local telephony (11%). The total rate of toll exchange used capacity is 99%.

The digital rate in DLD telephony is 74.6%. 98% of local subscribers have access to the toll exchange. 166 Customer Care centers render DLD services. Outgoing DLD traffic was 14% up on 2000 and reached 148 million minutes. This resulted in RUR 602 million revenues delivered by this kind of services in 2001.

INTERNATIONAL LONG-DISTANCE TELEPHONY


INTERNATIONAL LONG-DISTANCE TRAFFIC
2002/E
9294
2001
7624
2000
6795
1999
2981
1998
2400
1997
1700
0 2000 4000 6000 8000 minutes mln.

Revenues received from ILD calls totaled RUR 95 million. Owing to the local and mobile subscribers' growth, the traffic climbed to 7624 thous. minutes.

LOCAL TELEPHONY

As of 1 January 2002 fixed installed capacity was 655 thous. lines including 364 digital lines (56%). The network is also furnished with quasi-electronic (4% of total capacity), cross-bar (34%) and step-by-step exchanges (5%). Total number of used telephone lines is 581 thous. with 503 thous. residential ones (86.5%).

In 2001 the Company's fixed subscriber base grew by 31 thous. Telephone penetration (together with mobile) in the Perm region is 26.7 per 100 residents in the urban area and 10.1 in rural area while in Perm it is 32.9. The waiting list for network connection is 95.4 thous. including 39.4 thous in Perm.

The rate of network capacity usage is 89.2%. Time-based billing equipment covers 87.3% of the totally installed capacity (urban network — 96.8% and rural network — 19.7%). This brought to the Company additional RUR 79.7 million in 2001 (153% up compared to 2000).


TELEPHONE PENETRATION
(per 100 residents of the Perm region)
WAITING LIST AS OF 01.01.2002
95 387
2002/E
25
2001
22,6
2000
18,9
1999
17,7
1998
16,1
1997
15,8
0
10
15
20
25


OPTICAL ACCESS NETWORK IN PERM
Virtual
Private Networks
TELEMETRY:
2,4 - 64 kbit/s
nx 64 kbit/s
10/100 W
ADSL
VOD
server
VOD
ONU1
ADSL
OLT
IP network
STB
ONU2
DISTRICT OPTICAL
FIBER RING
ISDN
(Local
exchange)
E1
POTS/
ISDN
ONU3
ONU4
ONU5
ONU6
PBAX
CATV
secondary ring
TV
Cable TV/Internet
COAX
PC


DIGITALIZATION RATE
2001
55,5%
2000
50,9%
1999
49,3%
1998
45,9%
1997
41,2%
0
40
45
50
55
60
65

In 2001 local telephony services generated RUR 659 million (126.7% up compared to 2000).

The existing SDH network consists of six rings in Perm and of two rings in Tchaikovsky. The first part of a multiservice network was put into operation with the installed capacity of 720 ADSL lines on 3 nodes to provide Internet and LAN access. An optical access network was deployed in Perm.

NEW SERVICES

Regional Intelligent Network having 420 channels offers the following services:

- Premium rate call
- FreePhone
- Virtual calling cards (prepaid and account calling cards)
- Televoting

The number of ISDN subscribers doubled to reach 1555. 8.9 thousand customers turned to value-added services.

The revenues brought by these services reached RUR 20.7 million including RUR 17.8 million from IN services and RUR 2.9 million from ISDN.

MOBILE TELEPHONY AND PAGING

Uralsvyazinform provides cellular services of three standards. As of 01.01.2002 mobile subscribers totaled 66.3 thousand.

Revenues from these services have doubled in comparison with the previous year amounting to RUR 538 million.

NMT-450


NYROB
CHERDYN
KRASNOVISHERSK
GAINY
KOSA
KOCHEVO
SOLIKAMSK
BEREZNIKI
YURLA
KUDYMKAR
ALEXANDROVSK
YUSVA
GUBAHA
Zone of service of hand-operated telephones (1 W)
DOBRYANKA
CHUSOVOI
GORNOZAVODSK
KRASNOKAMSK
PERM
LYSVA
VERESCHAGINO
Zone of service of automobile telephones (7 W)
OCHER
SYLVA
YUG
B. SOSNOVA
KUNGUR
OSA
SUKSUN
BARDA
TCHAIKOVSKIY
OKTYABRSKIY
CHERNUSHKA

NMT-450

Beginning from 1996 the Company renders cellular services of analog NMT-450 standard on the basis of Nokia (Finland) MTX switching equipment and DAMM (Denmark) base station equipment.

As of 01.01.2002 there were 13.3 thous. NMT subscribers, the switch capacity being increased from 9 thous. to 15 thous.

NMT-450 network was expanded by commissioning 8 new base stations. Their total number now comprises 33.

NMT-450 coverage area is 100% in Perm and 60% in the Perm region. NMT roaming was launched with 54 Russian operators (just about 500 cities) and with 10 foreign countries.

In 2001 revenues derived from NMT450 services amounted to RUR 196 million.

GSM-900


CHERDYN
KRASNOVISHERSK
GAINY
KOSA
KOCHEVO
SOLIKAMSK
YURLA
USOLYE
BEREZNIKI
ALEXANDROVSK
KIZEL
KUDYMKAR
YUSVA
GUBAHA
Hight quality coverage
ILYINSKI
DOBRYANKA
GORNOZAVODSK
SIVA
KARAGAI
CHUSOVOI
VERESCHAGINO
KRASNOKAMSK
PERM
LYSVA
Variable quality coverage
OCHER
NYTVA
BEREZOVKA
B. SOSNOVA
OHANSK
KUNGUR
KISHERT
CHASTYE
OSA
ORDA
SUKSUN
ELOVO
BARDA
UINSKOE
TCHAIKOVSKIY
CHERNUSHKA
KUEDA
OKTYABRSKI

GSM-900

The digital GSM-900 standard was launched in 1997. It uses Alcatel and Huawei equipment. As of 01.01.2002 the GSM-900 network comprised 51 thous. subscribers (8.8 thous. as of 01.01.2001).

In 2001 GSM network was expanded thanks to 26 new base stations installed in Perm and in the region (the total number of base stations is 42). The network capacity went up from 20 thous. to 150 thous. subscribers (Alcatel switch was expanded up to 50 thous. subscribers and a new Huawei switch was commissioned for 100 thous. subscribers).

GSM network became available in all major cities of the region. The Company started systematic GSM covering of Federal highways. New tariff profiles stimulated a mass afflux of customers. GSM subscribers have recieved new value-added services — SMS and ANI (Automatic Number Identifier). A new customer support center was opened. Payments may be effected via prepaid cards. National and international roaming has been launched.

In 2001 GSM revenues grew 2.6 times and reached RUR 321 million. Mostly this growth was due to the subscriber base increase.

In November 2001 Uralsvyazinform was awarded the license to run cellular services in the range of 1800 MHz (DCS-1800).

DAMPS-800

DAMPS-800 is a fixed analogue cellular system commissioned by the Company in 1996. This wireless standard is mainly used to bring telephones to remote sites and lodgings by means of multichannel units MSU and individual units SSU.

These services are run on Alcatel switching facilities and HNS (USA) radio and terminal equipment.

As of 01.01.2002 the DAMPS data base comprised 2055 customers.

Revenues delivered by DAMPS were RUR 2.7 million.


PAGING NETWORK
CHERDYN
KRASNOVISHERSK
GAINY
KOSA
KOCHEVO
SOLIKAMSK
USOLYE
BEREZNIKI
YURLA
ALEXANDROVSK
KUDYMKAR
KIZEL
YUSVA
GUBAHA
Coverage at 159.500 Mhz
ILYINSKII
DOBRYANKA
GORNOZAVODSK
SIVA
CHUSOVOI
KARAGAI
VERESCHAGINO
KRASNOKAMSK
LYSVA
PERM
NYTVA
Coverage at 159.025 MHz
OCHER
YUG
BEREZOVKA
OHANSK
B. SOSNOVA
KUNGUR
KISHERT
CHASTYE
OSA
ORDA
SUKSUN
ELOVO
BARDA
UINSKOE
TCHAIKOVSKIY
CHERNUSHKA
KUEDA
OKTYABRSKI

PAGING

On the territory of the region the Company provides paging services at the federal frequencies 159.5 MHz and 159.025 MHz.

Network total installed capacity is 26 thous. subscribers, and 19 transmitters cover 70% of the Perm region, having 25.6 thous. existing subscribers.

Revenues derived from paging went up 2.12 times against last year and amounted to RUR 15.3 million.

«ALTAI» RADIO TELEPHONE NETWORK

The «Altai» radial network is rolled out in Perm using 5 radio trunks. The electronic switch «Kvant-E» has a capacity of 1200 subscribers. In 2001 the Company purchased and installed equipment for another sixth radio trunk which made it possible to extend the equipment capacity.

As of 01.01.2001 the system had 960 subscribers and the revenues of RUR 3.2 million.

DOCUMENTARY COMMUNICATIONS AND DATA TRANSMISSION

On the Perm PSTN we use ЦСК-А exchange. On AT-TX network — Nikola Tesla exchange was replaced with an electronic TK-AT-600 produced by NPO «Alfa-Telex» (Tver, Russia) for 464 ports. It is planned to set up a REX400 message-handling center (in the frame of Russian national Rostelemail network).

Outgoing telegraph traffic dropped by 3%. 99.9% of sent telegrams were delivered to addressees in scheduled time.

42 Customer Care Centers of the Perm region are included into the international «BureauFax» network.

In 2001 the voice-mail facilities were upgraded and the range of services enhanced. The infolegal system «Consultant-plus» is available to everybody.

Documentary communications have delivered RUR 29.2 million to the Company.

TV AND RADIO BROADCASTING

In 2001 Uralsvyazinform continued to commission new radio broadcasting transmitters in different settlements of the region. Actually all the radio channels are available on its territory.

TV broadcasting brought about RUR 15 million to the Company.

In the Perm region there are more than 380 thous. functioning wired radio sets including 90.5% multichannel ones. «Radio Prikamya» broadcasts in the wired network.

Revenues from wired radio broadcasting comprised RUR 48 million taking into account costs compensation for veterans (pursuant to «Veterans Law»).

«RADIO PRIKAMYA»


«Radio Prikamya» is planning
to master Internet -
and FM-broadcasting.
Broadcasting centers
Correspondents' centers
Existing
To be opened in 2002
CHERDYN
KRASNOVISHERSK
GAINI
KOSA
SOLIKAMSK
KOCHEVO
USOLYE
BEREZNIKI
YURLA
ALEXANDROVSK
KIZEL
GUBAHA
KUDYMKAR
YUSVA
CHERMOZ
ILYINSKI
DOBRYANKA
GORNOZAVODSK
SIVA
KARAGAI
CHUSOVOI
VERESCHAGINO
KRASNOKAMSK
LYSVA
NYTVA
PERM
UST-KACHKA
OCHER
BEREZOVKA
B. SOSNOVA
OHANSK
KUNGUR
KISHERT
CHASTYE
OSA
ORDA
SUKSUN
ELOVO
BARDA
UINSKOE
TCHAIKOVSKIY
CHERNUSHKA
KUEDA
OKTYABRSKI

DEVELOPMENT OF A QUALITY SYSTEM PURSUANT TO ISO-9000

One of the effective attributes of quality management is the internal auditing in Uralsvyazinform's branches conducted by an independent commission consisting of experts from different departments. The auditing results are reflected in the quality rating for the current term.

Preparation is underway to introduce internal standards in the Company. They include a description of technological processes for telecommunications services rendered by Uralsvyazinform.

Quality management principles under ISO-9000 are being adjusted on the basis of the Company department «Perm Payphone», having in mind further introduction of the quality system in all Uralsvyazinform's branches.

TARIFF POLICY

In 2001 the Company streamlined its tariff structure. Local connection fee of RUR 6000 was set for all categories of customers. Monthly telephone fee became RUR 10 higher for both residents and budget -supported organizations, as of 01.01.02 being RUR 60 and RUR 130 respectively.

TARIFFS (LOCAL TELEPHONY)

	Connection fee, RUR., by the end of the period					Monthly fee, RUR., by the end of the period				
	1997	1998	1999	2000	2001	1997	1998	1999	2000	2001
BUDGET-SUPPORTED ORGANISATIONS										
Urban network	3600	3600	3000	3000	6000	90	90	110	110	120
Rural network	3600	3600	3000	3000	6000	90	90	110	110	120
BUSINESSES										
Urban network	4500	4500	4500	4500	6000	130	130	130	130	130
Rural network	4500	4500	4500	4500	6000	130	130	130	130	130
RESIDENTS										
Urban network	1000	1500	2000	2000	6000	20	23	35	50	60
Rural network	1000	1500	2000	2000	6000	20	23	35	50	60

TARIFFS (LOCAL TELEPHONY)


0
15
30
45
60
75
90
105
120
Monthly fee, RUR
(monthly fee)
(monthly fee)
(monthly fee)
1997
1998
1999
2000
2001
Residents
Budget-supported organizations
Businesses
connection
0
1000
2000
3000
4000
5000
6000
connection fee, RUR

INVESTMENT STRATEGY

A Major part of capital investments in 2001 — RUR 343.1 million (39.8%) — was contributed to the development of local telephone network, and RUR 336.5 million (39.5%) — into cellular technologies.

New electronic exchanges with the total capacity of 63.2 thous. lines were put into service, significantly improving the quality of services, enhancing their range as well as the number of subscribers. Local telephony was actualized on the equipment supplied by Huawei (China), ZAO «Beto-Huawei» (Ufa, Russia), Alcatel (Germany) and by national manufacturers.

Mobile telephony growth on Nokia (Finland), Huawei and Alcatel equipment made it possible to expand NMT and GSM central switches capacity by 6 thous. and 130 thous. subscribers respectively.

The 3rd place in terms of volume — RUR 51.4 million (6%) — took the investments into intrazonal domestic long-distance telephony. New optical fiber lines and microwave links, constructed on the facilities delivered by Alcatel and Morion (Perm), appeared on the Company network. This resulted in improved quality and access to advanced ILD services for the residents of regional cities and towns.

RUR 2.9 million were dedicated to TV and radio broadcasting and satellite communications growth. Additionally installed TV and FM transmitters and repeaters essentially enlarged coverage area and increased the number of TV and radio channels provided.

RUR 9.7 million were invested into the installation of the 1st phase of a multiservice network.

INVESTMENTS INTO FIXED CAPITAL (1997 — 2001)

DESCRIPTION	UNIT	1997	1998	1999	2000	2001
Capital investments from all financing sources	RUR mln.	262,5	234,5	523,9	335,5	851,5
New fixed assets	RUR mln.	274,9	187,7	538	359,8	716,6
Putting equipment into operation						
Urban and rural networks	lines thous	62,85	46,35	33,8	17,922	53,47
Microwave links	Km	2,8	40,8	604,7	177,1	22,5
Optical fiber links	Km	25,4		49,3	202,1	156,91
Mobile telephony	subscr. thous	2,5	1,65	5,6	17,2	136

COMPANY INVESTMENT PROGRAM FOR 2002

Capital expenditures are planned to be about RUR 1 345.7 million including construction and installation jobs for RUR 326.2 million. It is expected to spend RUR 1 292.7 million for new fixed assets.

General tendency of investments still remains: RUR 498 million (37%) of the total annual investments are planned to be used for local telephony, and RUR 466.1 million (34.6%) — for mobile and fixed radio communications development. It is anticipated to commission some 66.2 thous. new telephone lines in urban and rural area and to enlarge the mobile subscriber base by another 50 thousand.

Further development of traditional fixed telephony and replacement of old electro-mechanical exchanges will be based on optical access technology, which greatly reduces the costs of communications line facilities and shortens timescales necessary for their construction. It will bring the fast transport network to each subscriber.

More than RUR 43 million are allotted for advanced technologies: multiservice and Intelligent networks as well as access networks for corporate clients and HFC (hybrid fiber-coax) system.

COMPANY SECURITIES AND STOCK

STOCK

Open joint-stock company «Uralsvyazinform» was registered as a joint-stock company on April 29, 1994 as a result of reorganization of the regional state-owned communications and information company «Rossvyazinform». The then company stock consisted of 692 872 common shares with a par value of RUR 500 and the total par of RUR 346 436 thousand.

In the period from 1995 to 2000, the Company's charter capital grew owing mainly to the increase in the par value of the shares as a result of fixed assets revaluation. Stock history is given in the table below.

STOCK HISTORY

	Date	Grounds	Charter Capital, RUR	Number of Shares	Par Value RUR
Foundation of the Company	29.04.1994	Reorganization of the state-belonging company	346 436 000	692 872	500
Charter capital increase	29.12.1995	Fixed assets revaluation	380 040 292 000	760 080 584	500
Charter capital increase and par value of common shares change	11.07.1996	Fixed assets revaluation	912 096 700 800	9 120 967 008	100
Par value of common shares change	01.01.1998	Devaluation of the ruble	912 096 700,8	9 120 967 008	0,1
Par value of common shares change	30.08.1999	Cancellation of treasury shares belonging to the Company maintaining the charter capital size	912 096 700,8	8 743 937 729	0,10431189 3459048
Charter capital increase	27.03.2000	Fixed assets revaluation	1 049 272 528	8 743 937 729	0,12

At present Uralsvyazinform's charter capital is RUR 1 049 272 528 split into 8 743 973 729 common shares with par value of RUR 0.12 each. The Company issued no preferred stock.

At the beginning of 2001 the Company had 912 096 700 authorized common shares. Due to the merger of six Urals and Western Siberia telecoms with Uralsvyazinform, on September 27, 2001 an Extraordinary General Shareholders Meeting approved the decision to increase the number of authorized Company shares up to 35 000 000 000 common shares and 15 000 000 000 preferred shares. At the final stage of the Company's restructuring the shares of the merging companies will be converted into these shares.

CHARTER CAPITAL STRUCTURE

Uralsvyazinform's major shareholder is the state-owned holding OAO «Svyazinvest».

CHARTER CAPITAL STRUCTURE

	1996	1997	1998	1999	2000	2001
Individuals	40,8%	36,7%	35,8%	34,3%	32,1%	28,4%
Legal entities	6,9%	5,8%	7,4%	0,9%	1,0%	0,4%
Nominees	1,3%	2,4%	1,8%	4,0%	5,0%	9,3%
ADR holders	—	4,1%	4,0%	7,6%	8,7%	8,7%
OAO «Svyazinvest»	51,0%	51,0%	51,0%	53,2%	53,2%	53,2%

DIVIDEND HISTORY

Based on the year 2001 results, the Annual General Shareholders Meeting approved a dividend of RUR 0.0012 per common share. The dividend payment is scheduled for the period from August 1, 2002 till the financial year-end.

DIVIDEND HISTORY

	1996	1997	1998	1999	2000	2001
Dividend, RUR million*	6,064	11,644	-	8,743937	8,743937	10,493725
Dividend per share, RUR*	0,00065	0,00133	-	0,001	0,001	0,0012
Number of shares, million	9120,9	9120,9	9120,9	8743,9	8743,9	8743,9

**The data on dividend for 1995-1999 are given in comparable values taking into account the change in the nominal value of the ruble in 1998.*

THE COMPANY'S EQUITY MARKET

The Company's registrar is ZAO «Registrator-Svyaz» (license №01147 dd. 05.10.1996 issued by the Russian Federal Commission for Securities, valid till 08.10.2002).

On domestic market the shares of the Company are traded on the Russian Trading System (under the URSI ticker) and in the stocks segment of the Moscow Interbank Currency Exchange (MICEX) and Moscow Stock Exchange.

Uralsvyazinform's shares are included into many official indices like RTS Interfax Index, AK&M index and others.

In 2001, the trading volume on RTS was USD 0.864 million while on MICEX it was USD 4.6 million.

STOCK PERFORMANCE AT MICEX


Volume, USD thous.
100
200
300
400
500
600
700
800
Closing price, RUR
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
0.45
0.5
Date
6/1/2001
6/15/2001
6/29/2001
7/13/2001
7/27/2001
8/10/2001
8/24/2001
9/7/2001
9/21/2001
10/5/2001
10/19/2001
11/2/2001
11/16/2001
11/30/2001
12/14/2001
12/28/2001
1/11/2002
1/25/2002
2/8/2002
2/22/2002
3/8/2002
3/22/2002
4/5/2002
4/19/2002
5/3/2002
5/17/2002
5/31/2002
6/14/2002
6/28/2002
7/12/2002
7/26/2002

AMERICAN DEPOSITARY RECEIPTS

The program of Level 1 American Depositary Receipts (ADRs) was registered in July 1997. One depositary receipt is equal to 200 Uralsvyazinform's common shares. Within 2001 the Company's Depositary bank was the Bank of New York, and on April 24, 2002 the Company ADR program was transferred to JP Morgan Chase Bank.

A total of 678 million of the Company's shares (about 7.8 % of the charter capital) were deposited into ADRs.

In Europe, Uralsvyazinform's ADRs are traded on the Berlin, Frankfurt and NEWEX Stock Exchanges.

In 2001, the total annual trading volume on the Frankfurt Stock Exchange was USD 1.9 million, while on the Berlin Stock exchange it was USD 2.2 million and on NEWEX — 2.7 million.

«Uralsvyazinform»'s investor relations guidelines are laid down in the special IR program, which is to be approved and monitored by the Board of Directors.

Pursuant to this program the Company regularly discloses information to keep the investors informed about the principal corporate events, financial reports, plans and development prospects via its corporate English/Russian web site (www.uralsvyazinform.com) and different information systems. In the frame of the IR program in April 2001 Uralsvyazinform's ADRs started to be traded at NEWEX in the NEWEX.PLUS segment.

In December 2001 «Standard & Poor's» assigned B- long-term rating to Uralsvyazinform, while international rating agency «Fitch Rating» set it as B.

Special activities were done in 2001 related to the information disclosure on Uralsvyazinform reorganization by merging with six telecoms of Urals and Western Siberia. They included some conferences for shareholders, creditors, analysts and journalists held in Moscow and Perm.

Besides, Uralsvyazinform's managers and specialists take part in conferences and presentations arranged for the shareholders and investors by Uralsvyazinform and by various stock market players, and they are always ready to answer any questions.

BONDS OF 01-10 SERIES PLACEMENT

In 2001, Uralsvyazinform placed registered interest-bearing bonds of the 01-10 series.

The Russian Federal Commission for Securities registered the 01-10 prospectus on 28.03.2001. The prospectus supposed to place 50 000 bonds with a par value of RUR 100, to the total amount of RUR 50 million. The starting point of placement was 04.04.2001 and the end was on 26.09.2001.

The 01-10 bonds obtained admittance to RTS Stock Exchange trading. 50% of the issued bonds were placed with corporate investors, Svyazinvest being the major one among them. Other 50% were traditionally distributed among Perm and Perm region residents through Uralsvyazinform's branches in Perm and the Perm region. The yield of these bonds was set at 18.5% p.a.

URALSVYAZINFORM'S SHAREHOLDING IN OTHER TELECOMS (NOT LESS THAN 10% PARTICIPATION) AND EFFECTIVENESS OF LONG-TERM FINANCIAL INVESTMENTS

URALSVYAZINFORM'S SHAREHOLDING IN OTHER TELECOMS AND EFFECTIVENESS OF LONG-TERM FINANCIAL INVESTMENTS

№	Company name	Core activities	USI's share in the charter capital, %	Investment into charter capital, RUR thous	Effectiveness of long-term financial investments	
					Return on Assets, % (ROA)	Net present value, RUR thous(NPV)
1	«Perminform» Ltd.	Operation and development of data transmission networks (Internet, Global One, Rosnet, Faxnet, etc)	100	*1875,3*	38,4	25 752,5
2	ZAO «Permtelecom»	Provision of CATV services	100	*240*	0,7	219,0
3	«Ural-Inform TV», Ltd.	Radio and TV broadcasting services	100	*11,95*	38,7	66,1

As of January 1, 2002 Uralsvyazinform has invested into the charter capital of 29 companies totally amounting to RUR 11490.7 thous. Main investments were effected in 1995-1997.

Priority line of the Company long-term financial investments is the enhancement of Perm regional market of telecommunications services including local, DLD and ILD telephony, cellular communications, data transmission (Internet) and TV and radio broadcasting.

«Perminform» Ltd. provides data transmission services in the Perm region and implements advanced computer telecommunications technologies. Its core business activities are:

- Regional data transmission network (RDTN) within which you can access «DIONIS» e-mail system and such networks as GLOBAL ONE, ROSNET, ROSPAC and INTERNET ;
- Enhanced fax-service «FAXNET»;
- Access to INTERNET, GLOBAL ONE, ROSNET;
- Access to information networks of RTS, MICEX, Reuters, Moscow Stock Exchange;

In 2001 Perminform's sales amounted to RUR 74.2 million (2.4 times up), sales income being RUR 7.8 million (2.1 times up).

Uralsvyazinform participation in Perminform raised additional RUR 23.5 million.


DIAL-UP INTERNET ACCESS
CHERDYN
KRASNOVISHERSK
SOLIKAMSK
BEREZNIKI
KUDYMKAR
ALEXANDROVSK
KIZEL
GUBAHA
DOBRYANKA
GORNOZAVODSK
PSTN/ISDN
SIVA
KARAGAI
CHUSOVOI
KRASNOKAMSK
Internet
VERESCHAGINO
LYSVA
Global One
PERM
NYTVA
OCHER
Rospac/Rosnet
OHANSK
BEREZOVKA
X.25
KUNGUR
KISHERT
CHASTYE
SUKSUN
Telex
OSA
ORDA
ELOVO
BARDA
UINSKOE
TCHAIKOVSKIY
KUEDA
CHERNUSHKA

ZAO «Permtelecom» provides cable TV services. This company is strongly mastering advanced TV broadcasting technologies and deploying new equipment (head-end equipment is «Teleste»). It transmits the following satellite channels: «Hallmark», «Discovery» and «Fox Kids». Some work is being done to transfer CATV to the broadband access network.

As per accounting report for 2001 ZAO Permtelecom's results were as follows:

- Company's total gain on sales was RUR 4 065.3 thous (24.9% up).
- Income on sales was RUR 30.2 million (the 3.9 times drop was due to the network transition from narrowband to broadband and increasing costs for new satellite channels broadcasting).

Financial position of this company was found satisfactory.

OOO «Ural-Inform TV» gets its revenues from airtime sales on two TV channels — 39 UHF and 25 UHF. The Company promotes favorable Uralsvyazinform's image among its services consumers, expansively popularizes new telecommunications services and runs numerous advertising campaigns. It produces its own commercials and transmits programs and materials concerning Uralsvyazinform's activities.

In 2001 Ural -Inform's sales were RUR 4.5 million (38.2% growth), income on sales being RUR 511.5 thous (2.1 times increase).

Uralsvyazinform's positive effect from participation in Ural-Inform TV totaled RUR 4.5 million.

Other long-term investments are aimed to settle the following tasks:

- advertising the existing services;
- social security of Uralsvyazinform's employees;
- training and reskilling of Uralsvyazinform's employees.

Uralsvyazinform's shareholding in other commercial and non-commercial companies (holdings, financial and industrial groups, and others).

1. Volga Region Association of Telecommunications and IT engineers «TELEINFO».
2. Documentary Communications Association.
3. ZAO «Startcom».
4. Federal Cellular NMT-450 Network Association.
5. Russian GSM Operators Association.
6. «Telecommunications Equipment manufacturers and consumers».
7. Non-commercial partnership «Research Center of Telecommunications Development Problems».
8. «Iskra» Federal Business Services Association.

COMPANY TECHNICAL EVOLUTION PLANS FOR 2002

Company technical evolution in 2002 is subject to two fundamental objectives — upgrading of the existing networks and deployment of new technologies and services to strengthen the Company's market position.

The first one implies step-by-step replacement of outmoded transmission and switching systems with digital local and long-distance networks. It is supposed to lay more than 250 km fiber optical cables and to install SDH equipment at almost 500 km of intrazone links. These will mark the final stage of Uralsvyazinform's transport network digitalization. Perm SDH network will undergo reconstruction as well. Perm PSTN nodes will be equipped with powerful STM-1/4 cross-connectors thus increasing throughput and improving network reliability and flexibility. All the equipment belongs to new generation capable to transfer IP/ATM traffic and ready to adapt to DWDM technology.

As for switching, we are going to implement projects for dismantling four out of six remaining step-by-step exchanges including the last two in Perm. Full removal from service will be performed by 2003. It is expected to install digital exchanges in three Perm regional cities.

An important step in the network evolution is the regional toll exchange (AMTS) enhancement. Launched in 1995, its capacity is now effectively exhausted. Having analyzed several options it was decided to build up a new toll exchange — AMTS-2 (territorially spaced with the existing one, at another site). This will significantly improve long-distance telephony reliability and optimize network traffic.

At the local level the Company continues to expand optical access networks combining traditional telephony and data services. Together with the multiservice network, which is supposed to be completed in Perm in 2002 the necessary prerequisites for the NGN (Next Generation Network) infrastructure will be created.

Gradual increase in IN services range made it necessary to extend its platform. It is planned to double the number of trunks to PSTN. Apart from that, IN architecture itself will undergo some changes. Having new exchanges with integrated SSP function it will become possible to realize the IN platform with distributed SSP.

We plan to further enhance the GSM-900 network capacity by 150 thous. subscribers. Main directions of network expansion are to cover Federal highways on the territory of the Perm region, to improve quality of service by means of additional base stations installation in big cities and to broaden the range of services provided. To fulfil the latter task it is planned to implement a specialized wireless IN platform. The quality of calls will be improved owing to the use of 1800 MHz band for which the Company has obtained the license.

Advanced technologies deployment is to be performed along the following lines:

□ Smooth migration of CATV network to optical coaxial HFC technology. It will give its users the possibility to receive more than 30 TV channels and fast access to Internet applying cable modem technologies.

□ Working out of a Call Center concept. The technology is a universal tool of diversified services provision demanding a user's contact with operator, from semi-automatic servicing of connections up to directory and information services provision.

□ Elaboration of scenarios for NGN architecture elements implementation. These aspects are to be studied with possible suppliers of the pilot project providing for installation of trunk and signaling gates (Softswitch). This technology enables a more efficient usage of existing network resources and reduction of operating costs.

Digital transport intrazonal network will be further developed.

Uralsvyazinform's technical policy within next years will be considerably influenced by the reorganization process of Svyazinvest-dependent companies, commenced in 2001. One of the aims of this reorganization is to create an integrated telecommunications network of the Urals and Western Siberia. We are anticipating extensive work on coordination of network development plans and principles, as well as on building-up a corporate information management system.

DIGITAL INTRAZONAL TRANSPORT NETWORK EVOLUTION IN THE PERM REGION BASED ON DIGITAL MW, OPTICAL FIBER AND DIGITAL CABLE LINKS


Fiber
Projected
Microwave
Projected
Cable
CHERDYN
KRASNOVISHERSK
GAINY
KOSA
KOCHEVO
YURLA
SOLIKAMSK
USOLYE
BEREZNIKI
ALEXANDROVSK
KIZEL
GUBAHA
KUDYMKAR
YUSVA
ILYINSKI
DOBRYANKA
GORNOZAVODSK
CHUSOVOI
SIVA
KARAGAI
VERESCHAGINO
KRASNOKAMSK
LYSVA
PERM
NYTVA
OCHER
OHANSK
BEREZOVKA
B. SOSNOVA
KUNGUR
KISHERT
CHASTYE
OSA
ORDA
SUKSUN
ELOVO
BARDA
UINSKOE
TCHAIKOVSKIY
CHERNUSHKA
KUEDA
OKTYABRSKI

INTEGRATED COMPANY



Area 2.0 mln.sq.km
Population 15.5 mln.
Natural Resources oil, natural gas, coal, iron, copper, potassium & magnesium salts, sodium chloride, marble, asbestos, bauxites, gold, diamonds
Industrial output, RUR bln. 1 078.3
% of all-Russian 15.5%
Average rate of dollar for 2001 - 29.2 RUR
Industry Fuel, power, ferrous & non-ferrous metallurgy, petrochemical, oil & gas engineering, mechanical engineering metal-working
URALSVYAZINFORM
Yamalelectrosvyaz
KhantyMansiyskOkrTelecom
Uraltelecom of Sverdlovsk Region
Tyumentelecom
Electrosvyaz of Kurgan Region
Svyazinform of Chelyabinsk Region
Salekhard
KhantyMansiysk
Perm
Yekaterinburg
Tyumen
Chelyabinsk
Kurgan

In 2001 telecoms of the Urals and Western Siberia continued their integration into one inter-regional telecommunications company. This restructuring is done by merger of the six regional telecoms **with Uralsvyazinform:**

- OAO «Uraltelecom» (Sverdlovsk Region)
- OAO «Svyazinform» (Chelyabinsk Region)
- OAO «Tyumentelecom»
- OAO «Khantymansiyskokrtelecom»
- OAO «Yamalelectrosvyaz»
- OAO «Electrosvyaz» (Kurgan Region)

The goal of this merger is to establish a high-yielding, high-market-cap and hi-tech customer-oriented national company.

2001 and the first half of 2002 were extremely rich in the range the work done aimed at merging, the key ones being:

□ appraisal of the companies to be merged and fixing swap ratio for shares by the Boards of Directors (consultant — «LV-Finance, Ltd.», Moscow);

□ extraordinary AGMs which approved the merger with Uralsvyazinform;

□ agreement with Antimonopoly Ministry (MAP) on the terms and conditions of this merger and MAP's approval in January 2002;

□ opening of Uralsvyazinform's branches in the regions of the operators to be merged (6 branches);

□ Federal Commission for Securities registered the issue of Uralsvyazinform's shares and bonds in which shares and bonds of the merging companies will be converted.

Great work was done to create a corporate governance system of the inter-regional company. Organizational structures of the inter-regional company's general management and regional management were approved in principle, budgeting system was deployed (in association with «Arthur Andersen»), as well as separate accounting system and accounting policies (in association with «McKinsey» and «Unikon»). Next projects on corporate governance system were prepared for exploratory mobilization (in association with «Accenture» and «BCG»).

In 2001 some joint bodies (working groups of the merging companies, joint working group and Acceptance Board (in association with OAO «Svyazinvest») were performing different activities. Having summarized the 2001 results it was decided to reorganize all these bodies and after the merger is finished to transform them into Managing and Organizing Board, Financial and Economic Board and Board on Technical and Investment Policy of the joint inter-regional company.

Efforts taken by both the merging companies leadership and OAO «Svyazinvest» to implement the reorganization plan have been highly evaluated by investors: in 1Q 2002 the market capitalization of each merging company more than doubled.

OVERALL STOCK OF INTER-REGIONAL COMPANY


%
4,9
ADR (4,9%) voting shares
6,2
Property Fund (6,2%) Voting shares
50
Individuals (50%) voting shares
51,4
Svyazinvest (51,4%) voting shares

Charter capital RUR 4 820 million

Number of shares 40 169 386 628

Preferred shares 19,5%

Shareholders 25 650

Market capitalization USD 401,5

INTERNATIONAL RELATIONS

Uralsvyazinform's leveling at advanced technologies application when realizing investment projects and building-up its telecommunications networks provokes keen interest of the leading telecommunications equipment manufacturers and international investors. In the reporting year Uralsvyazinform hosted 111 foreign delegations (twice as much as in 2000). Mostly these visits were connected with investment projects preparation and their implementation.

On-going telecommunications evolution is carried out based on equipment and technologies supplied by Uralsvyazinform's strategic partner Alcatel SEL AG (Germany) as well as by Alcatel Italia (Italy), DAMM Cellular Systems A/S (Denmark), CISCO Systems (USA), Nokia Corporation (Finland) and ADC Telecommunications (Israel). It is Huawei Technologies (China) which is also becoming the Company's strategic partner as the cooperation branches out. More than half of the equipment supplied to Uralsvyazinform falls at this company. Some Huawei state-of-the-art technologies have been successfully certified on Uralsvyazinform's networks.

HUMAN RESOURCES MANAGEMENT

Company policy in the sphere of human resources management is covered by the «Personnel» program adopted in 1996 and updated owing to changes taken place in the internal and external environment, as well as the necessity to migrate from personnel management in its old meaning to a complex human resources management system.

New management functions are being introduced: participation in the Company's strategy preplanning, streamlining of Company's structural departments, labor motivation and labor relations management. Some methods of staff selection and adaptation of employees during the evaluation period have been developed in the Company. Special merits are demanded from pretenders to work with customer care departments. Candidates are admitted to job places only on training completion and successfully passed exams. The «Personnel» program is aimed at the practical use by managers of all levels and by specialists dealing with human resources management.

We run regular personnel auditing which studies the following issues related to human resources management in branches and departments:

- monitoring of the «Personnel» program application and sticking to the Company's established rules and procedures;
- assessment of the department management quality;
- outlining directions for improving personnel-oriented work, fixing demands in high-skilled personnel and its development.

Following its customer-oriented policy and innovative technologies and equipment implementation Uralsvyazinform sends its employees to raise the level of their skill and train them at special institutions to obtain additional professional education. Training is concrete, specially addressed assistance to those employees whose promotion the Company is interested in. The Company has its own Museum of Telecommunications History and Training Center whose laboratories and lecture-rooms can accommodate more than 270 trainees simultaneously. Special attention during the training is paid to labor relations ethics and servicing culture. High-skilled specialists provide consultations on all issues concerning labor activities including business intercommunications. All activities in the training sphere are coordinated with a special Educational Advisory Panel.

Economic and production competition finds a vigorous response among the employees of the Company branches. Electricians, cablemen and communications operators are engaged in professional contests to win an honorary title of the «Best in craftsmanship». Specialists and managers take part in competitions «Engineer of the year», «Managing Leader» and some others. Those Uralsvyazinform's specialists who took part in All-Russian competition «Engineer of the year» were awarded the title of «Professional Engineer of Russia» confirmed by special certificates (in the nomination «Radio engineering, electronics and telecommunications»).

To optimize production the Company is improving its organizational structure. In 2001 the following changes took place: Solikamsk and Berezniki telecommunications maintenance centers were transformed and some new departments were established, namely: Perm Territorial Telecommunications Node, «Perm Payphone» department, On-line Network Management Center, Technical Center, IT Center and Medical Care Center.

It is a special system of labor protection that warrants our employees' job safety. In particular it includes the specially developed Company internal job safety standards, training and examination on safety rules for each employee and work places certification. Uralsvyazinform's employees improve their health in prophylactic centers, resorts and in city hospitals. Housing conditions of the Company's staff are being upgraded.

Social care sites (sports facilities, health-recovery center «Yolotchka», hostels, kindergartens) are maintained by Uralsvyazinform's branch — utility enterprise «Svyazist». Social partnership with trade unions is governed by branch tariff regulations and the collective agreement.

URALSVYAZINFORM'S PERSONNEL

	2000	2001	2002 estim.
Number of employees	**7634**	**7489**	**7046**
Educational attainment:			
University educated, persons	1265	134	1400
Vocational school educated, persons	2095	1976	2000
Specialists availability:			
University educated, %	89.7	91.1	91
Vocational school educated, %	89.8	87.6	88
Persons having improved their skills, total	6462	6439	6400
including executives	470	631	600
specialists	1913	2092	2100
Staff			
up to 40 years of age, %	49.6	46.3	46
from 40 to 50, %	33.8	34.4	34
above 50, %	16.6	19.3	20
Male, %	50.5	50.7	51
Female, %	49.5	49.3	49
Turnover of staff, %	**5**	**6.1**	**6**

PUBLIC RELATIONS

Uralsvyazinform public relations activities were aimed at shaping its employees corporate culture, information transparency, advertising strategy, maintaining good relations with shareholders, clients, business partners, investors, Perm regional and city administration, local government, mass media, non-governmental organizations, political parties and movements.

The main lines of these activities are:

- implementation of a unified information and advertising strategy;
- establishment of an information distribution structure supplying efficient collection, handling and distribution of information between the headquarters, branches, regional companies and subsidiaries of Uralsvyazinform;
- monitoring of basic tendencies in the Company's external and internal activities both on the Perm region territory and beyond;
- timely revealing (with further forecast and prevention) of crisis situations in the relationship between Uralsvyazinform and authorities, investors, shareholders, business partners, competitors, mass media, etc.
- formation of corporate standards for information transparency and information flows management inside Uralsvyazinform;
- arrangement of advertising campaigns with the view of shaping the customer demand;
- enhancement of regional information share in the Svyazinvest news bulletins and improvement of its quality;
- providing information to facilitate the regional telcoms merger;
- information support of the Urals regional telecoms merging;
- information support of Svyazinvest;
- use of opportunities provided by mass media founded by Uralsvyazinform.

CUSTOMER CARE

The «Everything for the Customer's Welfare» program has become an efficient method of influencing the Company employees, as well as its customers, and that of shaping the corporate culture.

In order to split the issues of technologies and those of high-quality services provision Perm Territorial Telecommunications Node and Service Center separated their duties. The same separation of servicing and production is taking place in mobile departments.

Uralsvyazinform has introduced some Company ISO-9000 based standards for servicing technology to suit different customers, in particular for traditional fixed telephony, ISDN and video-conferencing. The interaction procedure on mobile and paging network maintenance in the Perm region between the Company branches has been defined.


CUSTOMER
INFORMATION
COMMUNICATION LINK
PUBLIC RELATIONS
Customer Care Department
Clients' requests, applications and claims related to various telecommunications problems
Appeals for charity donations
Information on situation in Company branches
Questions concerning new telecommunications services
Verbal requests, applications and claims
Written requests, applications and claims
Telephone calls to the Customer Care Department
Daily hot line telephone calls to «Uralsvyazinform»
e-mail
Personal reception of clients
Clients - telecommunications services consumers
Companies employees
Mass-media
State authorities
Antimonopoly Committee
Consumer Protection Department
FEEDBACK
Based on public opinion analysis and JSC «Uralsvyazinform» activities analysis

Three new branches of the Service Center Subscriber Office in Perm were newly equipped and opened additionally to already existing Telecommunications Customer Care departments. Central telecommunications offices in all regional districts provide round-the-clock operation. In Perm there are 7 telecommunications offices working 24 hours a day. On March 14, 2002 Telecommunications Center (23 Popov str., Perm) hosted its first visitors offering full scale of Company's services.

25 Customer Care departments were renewed, 10 new telecommunications centers and salons were opened. For the clients' convenience Uralsvyazinform's Central GSM salon has changed its opening hours: now it works all the week round without days off and lunch-time break. In 9 Customer Care departments you will find counters where sales managers offer you cellular telephones and immediate connection. To make it more reachable an integrated GSM directory inquiry service «easy number» 007 was established.

Outdoor advertising and interior designing in the Company's Customer Care departments are performed in identical corporate style. Some Uralsvyazinform's branches arranged information and advertising materials in their Customer Care departments following the design, approved by the Company.

Maximum customer satisfaction in any kind of telecommunications services owing to high quality and level of servicing, flexible pricing plans tailored to individual users as well as sales growth — all these still remain key corporate goals within the next few years.

SOCIAL PROJECTS

Uralsvyazinform gives special preference to socially disadvantaged people, gifted children, elderly and disabled customers and WW II veterans, as well as to orphan's homes and boarding schools, public health, cultural and sports institutions. The Company supports families and parents of military men fallen in the Chechen Republic. Uralsvyazinform installed telephone lines in their apartments, helped them with infant schools, etc.

Major charity donations were done to social funds.

The Company cooperates with public health and educational institutions, Uralsvyazinform became a guardian to the specialized trade school «Uralskoye Podvorie». This is a unique teaching establishment — a Federal educational center that works with teenagers who found themselves in a difficult position.

The Company takes it as an honorable duty to contribute to the restoration of historic buildings and cultural sites.

In 2001 the Company contributed RUR 2524.5 thous. worth of charity.

Uralsvyazinform took part in realization of different cultural projects of the Perm region and Russian Federation and supported the regional program of physical culture and sports development.

CHARITY DONATIONS OF THE COMPANY

	Total charity donations	INCLUDING THOSE TO						
		Social organizations	Culture and sports	Education and public health	Religious organizations	Telecoms	Military departments	Individuals
RUR thous.	2524,5	579,2	386,6	656,0	600,5	86,3	63,0	152,9

INDEPENDENT AUDITORS' OPINION ON THE STATUTORY ACCOUNTING REPORTS OF JSC «URALSVYAZINFORM» FOR THE YEAR FINISHED ON DECEMBER 31,2001

1. We have audited the attached statutory accounting reports of Joint Stock Company «URALSVYAZINFORM» for the year finished on December 31, 2001. These statutory accounting reports were prepared by the management of the Company in accordance with the Federal Law on Accounting № 129-ФЗ dd. November 21, 1996 and Regulation on Accounting and Reporting in the Russian Federation approved by the decree of the Ministry of Finance of the Russian Federation № 34н dated 29 July 1998. Such statutory accounting reports prepared pursuant to the Federal Law on Accounting № 129-ФЗ dd. November 21, 1996 and Regulation on Accounting and Reporting in the Russian Federation approved by the decree of the Ministry of Finance of the Russian Federation № 34н dated 29 July 1998 differ to a significant extent from those prepared in accordance with International Accounting Standards.

2. Preparation of the statutory accounting reports is the responsibility of management of Uralsvyazinform. Our responsibility as auditors is to express our opinion on these statutory accounting reports trustworthiness based on our audit.

3. Auditing of the statutory accounting reports for reporting years up to 2001 was performed by another auditing company. Its opinion on the trustworthiness of Uralsvyazinform's accounting reports for the year finished on December 31, 2000 was expressed as positive in Auditors' Report dated April 20, 2001. The work done by us did not include the auditing of Uralsvyazinform's statutory accounts for the periods preceding the year finished on December 31, 2001.

4. We conducted our audit in accordance with the Federal Law № 119-ФЗ dd. August 7, 2001 «On auditing activity» and in accordance with Russian Auditing Standards issued by the RF President Audit Committee. The audit was planned and performed to obtain reasonable assurance about the conformity of the statutory accounts, in all material respects, with the Federal Law on Accounting» № 129-ФЗ dd. November 21, 1996 and «Regulations on Accounting and Reporting in the Russian Federation» adopted by the decree of the Ministry of Finance of the Russian Federation № 34н dated 29 July 1998. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our audit provides a reasonable basis for our opinion.

5. In our opinion, the statutory accounting reports attached to this report have been properly prepared to present in all material respects the assets and liabilities of the Company as of 31 December 2001 and financial results of its operations for the year ended 31 December 2001 in accordance with the Federal Law on Accounting № 129-ФЗ dd. November 21, 1996 and Regulation on Accounting and Reporting in the Russian Federation, adopted by the decree of the Ministry of Finance of the Russian Federation № 34н dated 29 July 1998.

6. Without qualifying our opinion we draw your attention to the following:

a. As of December 31, 2001 Uralsvyazinform's short-term liabilities exceed its current assets;

b. As of December 31, 2001 there is some uncertainty concerning offset of accounts receivable lasted more than 1 year.

c. Uralsvyazinform's earnings in future would depend on state-regulated tariffs and there is some uncertainty regarding their rates.

In preparation of the accounting reports attached hereto Uralsvyazinform's executive body assumed that Uralsvyazinform does not intend to liquidate or essentially reduce its activities and therefore its liabilities would be repaid in accordance with established procedure.

General Shareholders Meeting held on September 27, 2001 approved the decision to reorganize JSC «Uralsvyazinform» in the form of merging with some Svyazinvest-dependent companies located in the Urals macro-region.

April 23, 2002

Partner Auditor
Vadim A. Balashov

Statutory Auditor
Mikhail S. Khachaturyan
Auditor's certificate of competence № 035169

АРТУР АНДЕРСЕН ЗАО
МОСКВА

BALANCE SHEET OF JSC «URALSVYAZINFORM» FOR 2001

Trustworthiness of the reports is confirmed by independent auditors «ZAO Arthur Andersen»

BALANCE SHEET OF JSC «URALSVYAZINFORM» FOR 2001 — RUR thousand

	NARRATIVE	As of 01.01.2001	As of 01.01.2002
ASSETS			
I. NON-CURRENT ASSETS, TOTAL		**4708278**	**5178274**
Including:	1. Intangible assets	20499	8
	2. Fixed assets	4586850	4938434
	3. Construction in progress	89049	227015
	4. Income-bearing lease investments	389	376
	5. Long-term financial investments	11491	12441
II. CURRENT ASSETS, TOTAL		**499687**	**825199**
Including:	1. Inventories and expenses	128928	308985
	2. Monetary assets	36129	71266
	3. Accounts receivable	334630	444948
		5207965	**6003473**
LIABILITIES			
III. EQUITY AND RESERVES, TOTAL		**3472122**	**3506981**
Including:	1. Charter capital	1049273	1049273
	2. Additional capital	2627525	2626232
	3. Legal reserve	2252	2252
	4. Social funds	17619	16647
	5. Retained earnings of the previous years	15453	16520
	6. Outstanding losses of the previous years	(240000)	(240000)
	7. Retained earnings of the reporting year		36057
IV. LONG-TERM LIABILITIES, total		**888345**	**765115**
Including:	1. Bank long-terms loans	13400	13400
	2. Long-term loans	874945	751715
V. SHORT-TERM LIABILITIES, total		**847498**	**1731377**
Including:	1. Loans and credits	562562	970535
	2. Accounts payable	277509	749107
	3. Deferred income	7427	11735
		5207965	**6003473**

PROFIT AND LOSS ACCOUNT of JSC «Uralsvyazinform» for 2001 — RUR thousand

	Narrative	*For reporting year*	*For 2000*
1	**Sales of goods** (work, services)	2167060	1613276
2	**Cost of goods** (work, services)	(1836201)	(1258780)
3	**Gross profit** (loss)	330859	354496
4	**Operating income**	10851	8446
5	**Operating expenses**	(225382)	(112765)
6	**Non-sale profit**	186584	209819
7	**Non-sale losses**	(231775)	(205431)
8	**Income (loss) before tax**	71137	254565
9	**Income tax and other similar compulsory payments**	(35080)	(40820)
10	**Extraordinary income**	288	
11	**Extraordinary expenses**	(288)	
12	**Net profit** (retained profit/loss of the reporting year)	36057	213745

General Director — **V. Rybakin**

Deputy General Director Chief Accountant — **L. Onuchina**

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of OAO «Uralsvyazinform»

We have audited the accompanying consolidated balance sheet of OAO «Uralsvyazinform» (a Russian open joint-stock company) and its subsidiaries, hereinafter «the Group», as of December 31, 2001, and the related consolidated statements of income, cash flows and shareholders' equity for the year then ended, expressed in the equivalent purchasing power of the Russian ruble at December 31, 2001. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Group as of December 31, 2000 and for the year then ended, were audited by other auditors whose report dated June 25, 2001, expressed an unqualified opinion.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, in all material respects, give a true and fair view of the financial position of the Group as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Notes 1 and 2 in the financial statements, which discuss the continuing political and economical uncertainties existing for enterprises operating in the Russian Federation, the impact of tariff regulation and the planned reorganization of the Group. These uncertainties will continue to affect the Group's operations and financial condition. The effects of these uncertainties cannot presently be determined, and these consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classification of liabilities that may result from the outcome of these uncertainties.

Moscow, Russia August 16, 2002
(except for the matters discussed in Note 26,
as to which the date is August 22, 2002)

OPEN JOINT STOCK COMPANY «URALSVYAZINFORM» CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS OF RUBLES IN TERMS OF PURCHASING POWER OF THE RUBLE AT DECEMBER 31, 2001)

CONSOLIDATED BALANCE SHEETS		As of December 31	
	Notes	2001	2000
ASSETS			
NON-CURRENT ASSETS:			
Intangible assets, net	6	**13,218**	**18,726**
Property, plant and equipment, net	4,5	**3,940,217**	3,272,464
Long-term investments, net	7	**4,629**	8,784
Deferred tax asset	19	**318,917**	566,694
Other non-current assets		**17,748**	14,155
Total non-current assets		4,294,729	3,880,823
CURRENT ASSETS:			
Inventories, net	8	**190,918**	150,610
Trade accounts receivable, net of allowance for doubtful	9	**193,106**	204,945
Other current assets	10	**308,332**	82,331
Loans provided by a subsidiary bank		**38,218**	37,579
Cash and cash equivalents	11	**90,563**	68,284
Total current assets		821,137	543,749
Total assets		5,115,866	4,424,572
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY:			
Share capital-authorised and issued	12	**1,049,273**	1,049,273
Retained earnings and other reserves		**1,384,493**	1,076,346
Total shareholders' equity		2,433,766	2,125,619
COMMITMENTS AND CONTENGINCIES	22	—	—
NON-CURRENT LIABILITIES:			
Long-term borrowings	13	**574,137**	793,239
Contributions on equipment	14	**154**	166
Finance lease payables	5	**3,600**	—
Long-term deposits in a subsidiary bank		**56,036**	—
Deferred revenue		**16,984**	50,370
Total non-current liabilities		650,911	843,775
MINORITY INTEREST		**13,535**	—
CURRENT LIABILITIES:			
Accounts payable and accrued expenses	15	**678,219**	281,448
Current portion of lease payable	5	**5,699**	—
Taxes and social payables	16	**79,339**	89,690
Amount owing to Rostelecom	23	**21,399**	9,813
Dividends payable		—	10,389
Current portion of long-term debt	13	**169,394**	310,347
Short-term borrowings	13	**909,152**	730,613
Demand deposits in a subsidiary bank		**96,319**	—
Deferred revenue		**58,133**	22,878
Total current liabilities		2,017,654	1,455,178
Total liabilities and shareholders' equity		5,115,866	4,424,572

The accompanying notes to financial statements are an integral part of these financial statements.

OPEN JOINT STOCK COMPANY «URALSVYAZINFORM»
CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS OF RUBLES IN TERMS OF PURCHASING POWER OF THE RUBLE AT DECEMBER 31, 2001 EXCEPT EARNINGS PER SHARE DATA)

CONSOLIDATED STATEMENTS OF INCOME	Notes	2001	2000
		For the years ended December 31	
REVENUES	17	2,399,995	2,051,135
OPERATING EXPENSES			
Wages, salaries, other benefits and payroll taxes		(748,037)	(619,225)
Interconnect fees		(165,025)	(154,450)
Materials, repairs and maintenance and utilities		(302,620)	(310,069)
Taxes other than on income		(51,835)	(105,796)
Depreciation		(302,584)	(243,593)
Impairment and other valuation reserves of assets		—	(4,091)
Allowance for doubtful accounts		(8,863)	(20,467)
Loss on disposal of property, plant and equipment		(16,730)	(22,831)
Cost of trading goods and services provided		(69,661)	(49,802)
Other operating expenses		(257,437)	(185,270)
Total operating expenses		(1,922,792)	(1,715,594)
OPERATING PROFIT		477,203	335,541
Income from investments		721	—
Interest expenses, net	18	(163,435)	(290,456)
Finance charge on leased assets	5	(335)	—
Gain (loss) on valuation of investments		(67)	—
Other income (expense), net		(44,368)	15,318
Gain on net monetary position	2	320,669	289,264
INCOME BEFORE TAXATION		590,388	349,667
Income tax (expense) benefit	19	(268,706)	431,401
INCOME BEFORE MINORITY INTEREST		321,682	781,068
Minority interest		(13,535)	(5,938)
NET INCOME		308,147	775,130
BASIC AND DILUTED EARNINGS PER SHARE		0.0352	0.0886
Weighted average number of common shares used in computing basic and diluted earnings per share		8,743,938,000	8,743,938,000

OPEN JOINT STOCK COMPANY «URALSVYAZINFORM»
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(IN THOUSANDS OF RUBLES IN TERMS OF PURCHASING POWER IN TERMS OF PURCHASING POWER OF THE RUBLE AT DECEMBER 31, 2001)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (for the years ended December 31)	Share Capital	Retained Earnings and Other Reserves	Total Equity
At December 31, 1999	1.049.273	322.815	1.372.088
Net income for the year	—	775.130	775.130
Dividends for 1999	—	(11.209)	(11.209)
Dividends for 2000	—	(10.390)	(10.390)
At December 31, 2000	1.049.273	1.076.346	2.125.619
Net income for the year	**—**	**308.147**	**308.147**
At December 31, 2001	**1.049.273**	**1.384.493**	**2.433.766**

The accompanying notes to financial statements are an integral part of these financial statements.

OPEN JOINT STOCK COMPANY «URALSVYAZINFORM» CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF RUBLES IN TERMS OF PURCHASING POWER OF THE RUBLE AT DECEMBER 31, 2001)

CONSOLIDATED STATEMENTS OF CASH FLOWS	For the years ended December 31	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before taxation	590,388	349,667
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation and amortization	302,584	243,599
Net loss on disposal of property, plant and equipment	16,730	22,831
Net loss on investments valuaton	67	4,091
Impairment and other valuation reserves of assets	(13,367)	—
Interest expense (net)	163,770	275,144
Decrease in allowance for doubtful accounts	8,863	—
(Increase) decrease in trade accounts receivable	(18,247)	47,385
(Increase) decrease in inventories	(70,205)	(25,715)
(Increase) decrease in advances and other accounts receivable	(268,127)	(17,550)
(Decrease) increase in accounts payable	229,630	(28,075)
Decrease in taxes and social security payable	4,330	—
Exchange rate losses	10,627	—
Monetary gain	(320,669)	(289,271)
Interest paid	(172,696)	(323,004)
Income tax paid	(45,171)	(40,361)
CASH PROVIDED BY OPERATING ACTIVITIES	418,507	218,741
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(703,638)	(342,015)
Acquisition of intangible assets	(19)	(3,985)
Purchase of investments	(5,665)	(13)
Interest received	8,960	15,218
CASH USED IN INVESTING ACTIVITIES	(700,362)	(330,795)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	2,047,072	1,531,877
Repayment of borrowings	(1,709,245)	(1,585,832)
Repayment of finance lease obligation	(1,870)	—
Dividends paid	(10,389)	(11,482)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	325,568	(65,437)
MONETARY EFFECTS ON CASH AND CASH EQUIVALENTS	(10,524)	(10,283)
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10,910)	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	68,284	256,058
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,279	(187,774)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	90,563	68,284

The accompanying notes to financial statements are an integral part of these financial statements.

OJSC «URALSVYAZINFORM» NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 (IN THOUSANDS OF RUBLES IN TERMS OF PURCHASING POWER OF THE RUBLE AT DECEMBER 31,2001)

1. GROUP BUSINESS AND RUSSIAN ENVIRONMENT

Operations of the Group

Open Joint Stock Company «Uralsvyazinform» (OAO «Uralsvyazinform» or «the Company») and its subsidiaries Closed Joint Stock Bank of Innovations «Pochtobank» and Limited Liability Company «Perminform» (hereinafter referred to as «the Group») are registered in accordance with the laws of the Russian Federation. The registered office of the Group is in the city of Perm in the Russian Federation, Lenina st., 68. The Group possesses licenses for provision of telecommunication services (including local, long-distance and international voice telephony, wireless communication in the 450, 800 and 900 MHz ranges, and paging), television and radio broadcasting and data transmission on the whole territory of Perm region of the Russian Federation, which expire in 2003-2007.

The average number of employees in the Group in 2001 and 2000 was approximately 7,690 persons and 7,761 persons, respectively.

As of December 31, 2001 and 2000 the state-controlled telecommunication holding company OAO «Svyazinvest» owned 53.2% of the Group's voting shares. Domestic and international long-distance telecommunication services are provided by OAO «Rostelecom», a subsidiary of OAO «Svyazinvest».

Formation of the Company and its Subsidiaries

On December 22, 1992, the Government of the Russian Federation issued Resolution № 1003 «On Privatization of Communications Enterprises» which launched the privatization of the telecommunications industry of the Russian Federation. According to the State Privatization Plan state-owned enterprises were replaced by the newly incorporated joint stock companies.

The Company was registered in the Russian Federation on April 29, 1994 by the administration of the Lenin district of Perm city in accordance with the Presidential Decree № 721 of July 1, 1992 «On Measures to Reorganize State Enterprises and Groups of State Enterprises into Joint Stock Companies» that approved the privatization plan and assets valuation for the Company. The Company's net assets were evaluated for privatization purposes as of July 1, 1992 in accordance with the Regulation on Accounting and Financial Reporting in the Russian Federation. The Company's financial statements as of the date of privatization were based on the opening balances stated in the financial statements prepared in accordance with Russian accounting principles. In 1995, in accordance with the respective Presidential Decree, all state-owned common shares of the Company were transferred to OAO «Svayzinvest».

As of December 31, 2001 the Group includes subsidiaries Closed Joint Stock Bank of Innovations «Pochtobank» («the Bank») and Limited Liability Company «Perminform» («Perminform») that were acquired during the process of registration and are consolidated. The Bank provides banking services to legal entities and individuals on the territory of Russian Federation. The Bank was registered on April 30, 1992 and started its activity from July 6, 1992. As of December 31, 2001 the Group owns 68% of voting shares (50.02% held directly by the Company and 18% held by Perminform). Perminform provides Internet access for legal entities and individuals on the territory of Perm region of the Russian

Federation. Perminform was registered on the August 6, 1992 by Motovilikha district soviet of people's deputies. As of December 31, 2001, the Company owned 100% of Perminform.

Economic and Political Environment

Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation.

The Group will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's financial statements in the period when they become known and can be reasonably estimated.

2. THE GROUP'S MARKET POSITION, LIQUIDITY AND FINANCIAL RESOURCES

Tariff Setting Procedures

Under Russian anti-monopoly regulations OAO «Uralsvyazinform», being a monopoly enterprise, is subject to government tariff regulation.

Since 1999 tariffs for local telephony services are subject to approval by the RF Anti-Monopoly and Business Support Ministry (MAP). Tariffs for long-distance telecommunication services are approved by the Federal Office for Natural Monopolies (FSEMS) (currently a MAP department). The right to set regional operator tariffs for international telecommunication services rests with OAO «Rostelecom».

Tariffs for telecommunications services are normally set in rubles and also normally they do not cover cost of service provided and the required level of investments for network development. The Western model of tariff setting is not used in Russia, as decision-making in this area is significantly affected by social and political factors as well as the level of inflation.

The management of OAO «Svyazinvest» has taken a number of steps in order to introduce changes to the existing tariff setting procedures. In particular, increases of telecommunication tariffs in June 1999, January 2000, August 2000 and July 2001 were achieved as short-term measures.

Company Reorganization

In 2001 the Company's management started the Company's reorganization by obtaining shareholder approval to merge the following regional enterprises of OAO «Svyazinvest» Group:

- OAO «Electrosvyaz» of Kurgan region,
- OAO «Svyazinform» of Chelyabinsk region,
- OAO «Uraltelecom» of Sverdlovsky region,
- OAO «Yamalelectrosvyaz»,
- OAO «Tyumentelecom»,
- OAO «Khantymansiyskokrtelecom»

At the extraordinary general meeting on September 27, 2001 the shareholders decided that after the reorganization is completed the combined company will retain the name OAO «Uralsvyazinform». Extraordinary meetings of shareholders of the merging companies where respective decisions were made took place on the following dates:

OAO «Electrosvyaz» of Kurgan region,	September 24, 2001
OAO «Svyazinform» of Chelyabinsk region,	September 26, 2001
OAO «Uraltelecom» of Sverdlovsky region,	September 25, 2001
OAO «Yamalelectrosvyaz»,	September 27, 2001
OAO «Tyumentelecom»,	September 25, 2001
OAO «Khantymansiyskokrtelecom»	October 12, 2001

The merger is expected to be completed during 2002. The ultimate financial impact of the merger on the Company cannot be determined as of December 31, 2001 and no provision for any liabilities that may arise is reflected in the December 31, 2001 financial statements.

Availability of Financial Resources

In recent years, telecommunication markets in Russia are characterized by the entrance of a number of new operators offering new value-added services to the customers. This increasingly competitive environment defines a significant need in resources necessary to finance network upgrades. However, existing tariff setting and regulatory procedures put the Group's operating cash flows under significant pressure while the Group's access to external finance resources is limited. Therefore there is a significant level of uncertainty in relation to the Group's liquidity and availability of long-term financing. Consequently, as of December 31, 2001 the Group's current liabilities exceed its current assets by RUR 1,196,517 (2000: RUR 961,965).

Although the Group plans to attract financing from additional sources, the management cannot be assured that financing will be available in the future, and if so, at commercially acceptable rates and under terms that coincide with the long-term nature of the investments to be made. In August 2002 the Group placed long-term bonds with the face value equal to 1 bln. rubles with 3 years maturity (refer to the Note 26) for the purposes of capital investments financing. Financing was raised at commercially acceptable rates. Also, in the future the Group may have to attract additional financing in foreign currencies. Foreign currency-denominated liabilities bear inherent risks (due to the fluctuations of exchange rates), and the Group does not have hedging instruments to manage and mitigate such risks.

During 2002 the Group plans to use the following financing sources: a) cash at the Group's bank accounts; b) cash provided by operating activities; c) loans provided by Russian credit institutions; d) vendor financing and e) individual's deposits in a subsidiary bank to the extent required and available.

In addition, the Group's management deferred payments for some current operations, and the management believes that such deferrals will be possible in the future should the Group's current assets be insufficient to finance its current expenditures.

Nevertheless the Group's management believes that future cash provided by operating activities will be sufficient to finance its operations. Therefore, the accompanying financial statements were prepared on the basis of the «going concern» principle and no adjustments were made to reflect future possible effects of the above uncertainties.

Quantitative and Qualitative Disclosures about Market Risk

The Group's significant market risk exposures are interest rate risks and exchange rate risks.

To the extent that the Group's exposure to exchange rate risks is not covered by financial instruments, the Group may have foreign exchange gains and losses. The Group does not enter into transactions to hedge exchange rate risks originating from its operating activities, but uses some elements of hedging by changing cellular communication tariffs following increase of US dollar exchange rate.

Interest rate sensitivity

The Group's interest rate risk mainly relates to floating rate debt denominated primarily in Euro.

As of December 31, 2001 the Group's total outstanding borrowings amounted to RUR 1,868,974 (in 2000 — RUR 1,857,077), of which approximately RUR 718,614 (in 2000 — RUR 1,038,959) carried floating interest rates. The interest rate on the Group's floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR).

The additional financing expense to the Group that would have resulted from a hypothetical, instantaneous and unfavorable change by 100 basis points in the interest rate applicable to these loans is approximately RUR 8,453. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each category.

Exchange rate sensitivity

Foreign currencies, in particular the US dollar, play a significant role in the underlying economics of many business transactions in Russia. The following table summarizes the exchange rate of the ruble to 1 US dollar:

As of	Exchange rate
December 31, 1997	5.96
December 31, 1998	20.65
December 31, 1999	27.00
December 31, 2000	28.16
December 31, 2001	30.14
August 16, 2002	31.56

In addition, the exchange rate of the ruble to 1 Euro was RUR 26.49 and RUR 26.14 as of December 31, 2001 and 2000.

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into hard currencies and establish requirements for conversion of hard currency sales into rubles.

The Group does not use financial instruments such as foreign forward contracts, currency options, interest rate swaps or forward rate agreements to manage the above risks.

Taxation in the Russian Federation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), turnover based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

The Group's management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive taxation issues and the effect could be significant.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation of Consolidated Financial Statements

The Group maintains its accounting records and prepares its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. The accompanying financial statements presented in accordance with International Financial Reporting Standards (IFRS) are based upon the statutory accounting records which are maintained in accordance with the Russian accounting regulations under the historical cost convention. These statutory accounting reports have been adjusted to present the accompanying financial statements in accordance with International Financial Reporting Standards.

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the financial statement date and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to the realizability and depreciable lives of property, plant and equipment, allowance for doubtful accounts and deferred taxation. Actual results could differ from these management estimates.

Principles of Consolidation

The accompanying consolidated financial statements of the Group include the financial statements of OAO «Uralsvyazinform» and its subsidiaries. Accounting policies of subsidiaries and associated companies are adjusted to conform to IFRS principles adopted by OAO «Uralsvyazinform».

In accordance with IFRS, subsidiaries are defined as the entities over which OAO «Uralsvyazinform» exercises control directly or indirectly and normally holds a voting interest of 50% or more. These consolidated financial statements include assets, liabilities, revenues and expenses of OAO «Uralsvyazinform» and of its subsidiaries, on a line-by-line basis.

Balances and transactions between the parent company and its subsidiaries are eliminated from the consolidated financial statements, as are profits and losses (including those unrealized) from operations between the above companies.

Minority interests in the financial results and equity of subsidiaries which are computed on the basis of common voting and preference non-voting shares of minority shareholders, are shown separately in the consolidated income statement and balance sheet, respectively.

Where entities are not controlled throughout the year, consolidated results include the results of those entities for that part of the year during which control existed.

OAO «Uralsvyazinform» has investments in the following subsidiaries

	2001	2000
Pochtobank (Group's share)	68%	68%
Perminform	100%	100%

Closed Joint Stock Bank of Innovations «Pochtobank» was formed in 1992. In accordance with agreements between the Company and the Bank the latter provides the Company with loans, banking services and financial leases.

All material items of the Bank's financial statements prepared in accordance with the Russian accounting regulations, were adjusted in order to present these statements in accordance with IFRS and the Group's accounting policies. All material transactions between the Company and the Bank were eliminated from the financials statements in the course of consolidation.

Limited Liability Company «Perminform» was registered in 1991. The Bank provides Perminform with banking and financial lease services. Perminform owns 18% of the Bank's shares.

All material items of Perminform's financial statements prepared in accordance with the Russian accounting regulations, were adjusted in order to present these statements in accordance with IFRS and the Group's accounting policies. All material transactions between the Company and Perminform were eliminated from the financial statements in the course of consolidation.

Associated Companies

In accordance with IFRS, associated companies are defined as the entities over which OAO «Uralsvyazinform» exerts significant influence and normally holds a voting interest of between 20% and 50% and are accounted for using the equity method. The Group's share in the net income/loss of associated companies is included in the consolidated statement of income, and the Group's share in the net assets of associated companies is included in the consolidated balance sheet. Whereas the share of the Group in the net income/loss of associated companies is determined by management not to be material for the consolidated financial statements of the Group, such associated companies are reflected at cost in the accompanying consolidated financial statements.

Other Investments

Other investments are recorded at historical cost as fair value could not be reliably determined. In case of investment impairment (other than temporary) its carrying amount is reduced to the recoverable amount. Dividends and interest are recognized when received, respectively. Other investments are classified as long-term if they are expected to be held for longer than one year; otherwise they are classified as current.

Accounting for the Effects of Inflation

The accompanying consolidated financial statements are prepared in accordance with IFRS and under the historical cost convention and adjusted in accordance with IAS 29 «Financial Reporting in Hyperinflationary Economies» (IAS 29).

The adjustments and reclassifications made to the statutory records for the purpose of IFRS reporting include the restatement for changes in the general purchasing power of the ruble in accordance with IAS 29. IAS 29 requires that financial information prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. These adjustments were calculated using conversion factors derived from the Russian Federation Consumer Price Index («CPI») published by the Russian State Committee on Statistics.

The indices used to adjust amounts in these consolidated financial statements with respect to 2001 prices (2001=1.0) for the years ended December 31, and the respective conversion factors, are:

Year	Index	Conversion factor
1992	7,541	314.8
1993	67,846	35.0
1994	211,612	11.2
1995	487,575	4.9
1996	594,110	4.0
1997	659,403	3.6
1998	1,216,401	1.9
1999	1,663,091	1.4
2000	1,997,843	1.2
2001	2,374,037	1.0

The main guidelines followed in adjusting the consolidated financial statements to current purchasing power are:

□ all amounts including comparative amounts as of December 31, 2000 are stated in terms of the measuring unit current at December 31, 2001;

□ monetary assets and liabilities at December 31, 2001 are not restated as they are already expressed in terms of the monetary unit current at December 31, 2001;

□ non-monetary assets and liabilities which are not carried at amounts current at December 31, and shareholders' equity are restated by applying the relevant conversion factors;

□ indexation adjustments to property, plant and equipment applicable to prior periods are credited to «Retained earnings and other reserves» in the accompanying balance sheets;

□ all items in the consolidated statements of income and of cash flows are adjusted by applying appropriate conversion factors with the exception of depreciation, amortization and losses from disposal of fixed assets and other assets;

□ the effect of inflation on the Group's net monetary position is included in the consolidated statement of income as a gain or loss on net monetary position.

Comparative Amounts

Comparative amounts for the year 2000 are presented in terms of the measuring unit current at December 31, 2001. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost net of depreciation calculated using the straight-line method. As noted above, the statutory accounting data are expressed in rubles without any adjustments for the effect of inflation. Before 1992 the ruble exchange rate was fixed, and, probably, did not present the actual market value. In addition, certain items of property, plant and equipment were purchased centrally through government institutions and then sold to companies at prices fixed by the government. After 1992 several obligatory revaluations of property, plant and equipment were carried out in accordance with the resolution of government institutions.

Cost of property, plant and equipment comprises construction cost or purchase price, including import duties and non-refundable taxes, and any directly attributable costs of bringing the asset to working condition for its intended use. Trade discounts and rebates are deducted in arriving at the construction cost or purchase price. Significant renovations and improvements are capitalized if these extend the life of the asset or significantly increase its revenue generating capacity. Repairs and maintenance are expensed as incurred.

The adjusted historical values of property, plant and equipment are depreciated on the straight-line basis over the estimated economic useful lives of each class of assets as follows:

Buildings and constructions	50 years
Analogue switches	20 years
Digital switches	15 years
Cable and transmission devices:	
Duct	15 years
Radio and fixed link transmission equipment	15 years
Vehicles	5 years
Computers, office and other equipment	3-10 years

Construction in progress is recorded as the total of actual expenses incurred by the Group from the beginning of construction to the reporting date, adjusted for the effect of inflation from the date when such expenses occur to the reporting date in accordance with IAS 29. Construction in progress is depreciated once the property, plant and equipment are put into operation.

The Group reviews its long-term assets for impairment in accordance with IAS 36 taking into account such factors as the useful lives of operational assets, forecasted growth of tariffs for communications services and subscriber base growth in Perm region.

Property, Plant and Equipment Contributions

Property, plant and equipment transferred to the Group free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer and a corresponding deferred income is recognized as a liability in the balance sheet and credited to the income statement on the same basis as the equipment is depreciated.

If contributions of property, plant and equipment do not generate revenues such contributions are not recorded.

Grants received from municipal authorities for the purchase of property, plant and equipment are reflected in the balance sheet as deferred income and recognized as income during the useful life of a respective asset in accordance with IAS 20 «Accounting for Government Grants and Disclosure of Government Aid Information».

Investment Properties

Starting January 1, 2001 the Group defines investment properties in accordance with IAS 40 as properties (land, or buildings and/or sections of buildings, or both) held (by the owner or tenant under financial lease contracts) to earn rentals or for capital appreciation, or both, rather than for use in the production or supply of goods (services) or for administrative purposes or sale in the ordinary course of business.

The Group recognizes investment property as an asset only when such investment property is expected to generate economic benefits in the future and such investment property can be reliably evaluated.

Finance Leases

Leases of equipment when substantially all the risks and rewards incident to ownership lie with the Group are classified as finance leases.

Property, plant and equipment received under finance lease contracts are included in the Group's fixed assets and recorded at the lower of the present value of lease payments (minimum lease payments) or estimated fair value of fixed assets. This amount is also the initial carrying value of the Group's liabilities under the finance lease.

In calculating the present value of the minimum lease payments the discount factor used is the rate implicit in the lease. Initial direct costs incurred are included into initial carrying value of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the outstanding liability as of the end of each period.

Property, plant and equipment held under finance leases are depreciated on the straight-line basis over the estimated useful lives of such assets using the same principles as for the same category of assets owned by the Group.

Operating Leases

Payments under operating leases where the Group does not assume the risks and rewards of ownership are charged to the income statements as rental expenses for the period.

Intangible Assets

Intangible assets are recorded at historical cost. Intangible assets are recognized when the Group expects a future inflow of economic benefits from the use of assets and the value of such asset can be reliably estimated. Subsequently intangible assets are reflected at historical cost less accumulated amortization and impairment.

Intangible assets are amortized on a straight-line basis over the estimated useful economic lives of assets. The economic lives are as follows:

Licenses	3-10 years	(actual license periods)
Software	5 years	
Other	3-10 years	

Software

The cost of acquisition of software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware.

Inventories

Inventories, which include duct, spare parts and ancillary equipment, are valued at the lower of cost or net realizable value. Net realizable value is the selling price in the normal course of business less the costs of completion, marketing and distribution. When inventories are expensed to production, cost is determined on the basis of weighted average.

Receivables

Trade accounts receivable are shown net of allowance for doubtful accounts. A portion of the Group's accounts receivable are from the State and other public organizations. Collection of these receivables is influenced by political and economic factors which are taken into account when the Group creates a bad debt provision for this category of subscribers.

Mutual Offset and Barter

A portion of sales is settled through offset and barter arrangements. These transactions are generally either in the form of direct settlement by goods or services (barter) or through a chain of non-cash transactions involving a number of enterprises. These operations are accounted for at fair value as agreed between the parties.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and highly liquid investments with original maturity of three months or less with insignificant risks of impairment.

Cash and cash equivalents restricted under contracts are recorded in the Group's balance sheet as long-term assets.

Revenues

Revenues are recognized on the accrual basis as the service is provided, and exclude Value Added Tax («VAT»). Installation and maintenance fees as well as additional payments for early installation are recorded when service is provided.

Value Added Taxes

Under the tax legislation of the Russian Federation entities are allowed to pay value added taxes («VAT») either upon recognition of the related sales or upon receipt of payment for services rendered. Liabilities for VAT accrued by the Group are recorded in these financial statements regardless of the payment schedule chosen by the Group. Input VAT is reclaimable against sales VAT upon payment for purchases. VAT related to purchase transactions which have not been settled at the balance sheet date is recognized on a gross basis as an asset.

Foreign Currency

Foreign currency assets and liabilities are translated into rubles at official Central Bank of the Russian Federation (CBR) exchange rates at the year end. Transactions denominated in foreign currencies are reported at the CBR rates of exchange at the date of the transaction. Any gains or losses on assets and liabilities denominated in foreign currencies arising from a change in official exchange rates after the date of transaction are recognized as currency translation gains or losses.

Transactions that are conducted in rubles when the related assets and liabilities are denominated in foreign currencies (or conventional units) are recorded in the Group's financial statements on the same principles as transactions denominated in foreign currencies.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition or construction of fixed assets are capitalized as part of the cost of the related asset when it is probable that they will result in future economic benefits to the Group and the costs can be measured reliably. Capitalization of borrowing costs commences when the activities to prepare the asset for intended use start and lasts until the assets are ready for their intended use.

Other interest expenses and borrowing costs are recognized as expenses in the period in which they are incurred.

Pension Costs

State Pension Scheme

The Group contributes to the Russian Federation state pension scheme as well as to the social insurance and unemployment insurance funds on behalf of its employees. These pension contributions amount to 28% of salary schedule and are expensed as incurred. Total State pension expenses incurred in 2001 were equal to RUR 148,299 (RUR 124,997 in 2000).

Earnings per Share

Earnings per share are calculated by dividing the net income/(loss) for the period attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. The diluted earnings per share are calculated based on the assumption that all issued financial instruments potentially convertible to ordinary shares are deemed to have been converted. There were no potentially dilutive shares outstanding at December 31, 2001 or 2000.

Social Commitments

Social infrastructure maintenance

The Group incurs expenses related to maintenance and renovation of local social assets and provision of employees benefits, including contributions to the construction, development and maintenance of housing and recreation facilities. These costs, including capital expenditures, are expensed as incurred.

Other employee benefits

The Group provides certain benefits to its personnel such as bonuses, subsidies, one-off allowances for education and medical assistance, etc. These costs are expensed as incurred and are charged to payroll costs in the income statement.

Financial Instruments

Fair value of financial instruments is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Financial instruments reported as of the balance sheet date include bank deposits and cash on hand, investments available for sale, accounts receivable, accounts payable and loans. All financial instruments are originally recognized at historical cost, i.e. fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Subsequent valuation methods differ depending on the classification of financial instrument. The Group's accounting policy for these financial instruments are disclosed for each item separately.

The Group does not use hedging.

Income Tax

The historical cost of property, plant and equipment was determined by independent appraisers as of December 31, 2000 for statutory accounting and tax purposes. The results of this valuation were not used to determine the historical carrying value of property, plant and equipment as of January 1, 2001. Property, plant and equipment purchases were recorded at cost of acquisition in rubles adjusted for the effect of inflation from the acquisition date to the reporting date in accordance with IAS 29.

Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 «Income Taxes», revised 2000 («IAS 12 (Revised 2000)»).

IAS 12 (Revised 2000) requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. The Group's principal temporary differences arise in respect of property, plant and equipment. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability settled based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Effective January 1, 2001, in Perm region the income tax rate was changed to 34.5%. Effective January 1, 2002, in Perm region the income tax rate was decreased to 24%. According to IAS 12 (Revised 1996) the amount of deferred tax income/charge relating to changes in tax rates is disclosed separately (see Note 19).

Valuation allowances are provided for deferred tax assets that are not expected to be realized.

Deferred tax liabilities relating to undistributed earnings of associated companies are recognized when it is probable that such earnings will be remitted to the Group in the foreseeable future.

4. PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment as of December 31, 2001 and 2000 include the following:

	Buildings and construction	Switches and transmission devices	Other	Construction in progress and equipment for installation	Total
COST					
At January 1, 2000	807,800	4,816,352	522,962	220,562	6,367,676
Additions	992	5,658	10,879	440,348	457,877
Transfers	32,037	296,595	47,010	(375,642)	—
Disposals	(10,609)	(41,833)	(17,088)	—	(69,530)
At December 31, 2000	830,220	5,076,772	563,763	285,268	6,756,023
Additions	—	—	—	**986,224**	**986,224**
Transfers	**58,498**	**750,251**	**171,275**	**(980,024)**	—
Disposals	**(3,669)**	**(42,682)**	**(12,276)**	—	**(58,627)**
At December 31, 2001	**885,049**	**5,784,341**	**722,762**	**291,468**	**7,683,620**
ACCUMULATED DEPRECIATION					
At January 1, 2000	335,159	2,578,268	376,905		3,290,332
Charge for the year	14,134	188,670	37,123		239,927
Disposals	(1,526)	(29,104)	(16,070)		(46,700)
At December 31, 2000	347,767	2,737,834	397,958		3,483,559
Charge for the year	**14,874**	**228,172**	**59,539**		**302,585**
Disposals	**(362)**	**(31,878)**	**(10,501)**		**(42,741)**
At December 31, 2001	**362,279**	**2,934,128**	**446,996**		**3,743,403**
NET BOOK VALUE					
at December 31, 2000	482,453	2,338,938	165,805	285,268	3,272,464
NET BOOK VALUE					
at December 31, 2001	**522,770**	**2,850,213**	**275,766**	**291,468**	**3,940,217**

Other assets include vehicles, computer equipment and office furniture, fixtures and fittings.

Construction-in-progress and equipment for installation are primarily represented by telephone stations and other fixed assets under construction.

Approximately RUR 1,000,658 of fully depreciated fixed assets continue to be used to provide communication services.

As of December 31, 2001 fixed assets in the amount of RUR 2,458 (RUR 2,458 — in 2000) were not being utilized and no depreciation expense related to these assets is recorded during the period.

As of December 31, 2001 the equipment in the amount of RUR 2,703,780 (RUR 1,878,000 — in 2000) was pledged as collateral under loan agreements (see also Note 13). It was included in the carrying value of property, plant and equipment as of December 31, 2001 and 2000 in the accompanying consolidated financial statements.

As of December 31, 1999 the Group reviewed its long-lived assets for impairment. Indicators of possible impairment of the long-term assets were noted by the management after the August 1998 economic crisis in Russia. In particular, a significant devaluation of ruble resulted in the significant increase of payables to foreign vendors for purchased telecommunication equipment while revenues remained overall at a pre-crisis level as the service tariffs are set in rubles and were not increased in line with the ruble devaluation. As a result the Group reported a loss due to impairment of its production fixed assets in the amount of RUR 1,282,013 during 1999. During 2000-2001 the Group reviewed the recoverability of its long-lived assets on a regular basis and no additional impairment was recognized.

5. LEASED ASSETS

In 2001 the Group signed three finance lease contracts with Limited Liability Company «Polikom» and one finance lease contract with Open Joint Stock Company «RTC-Leasing». Lease contracts provide for leasing of vehicles and other equipment, most of which was supplied during 2001. Lease term is 40 months. Depreciation of the leased assets is charged on a straight-line basis.

As of December 31, 2001 lease obligations include the following:

In 2002	8,024
In the period 2003-2006	4,317
After 2006	—
Total lease obligations	12,341
Finance charge	(3,042)
Total net present value of lease obligations	**9,299**
Including:	
Current portion of lease obligations	**5,699**
Long-term lease obligations	**3,600**

As of December 31, 2001 and 2000 the leased assets comprise:

	2001	2000
Operating equipment	**10,686**	—
Accumulated depreciation	**(1,188)**	—
Leased assets, net	**9,498**	—

The finance charge in 2001 amounted to 335 (nil — in 2000) and 2,500 was paid by the Group in settlement of its outstanding lease obligations (nil — in 2000).

6. INTANGIBLE ASSETS

Intangible assets as of December 31, 2001 and 2000 comprise the following:

INTANGIBLE ASSETS	Licenses	Software	Total
COST			
At December 31, 1999	125	1,331	1,456
Additions	1,963	19,487	21,450
Disposals	(8)	(81)	(89)
At December 31, 2000	2,080	20,737	22,817
Additions	**187**	**3**	**190**
Disposals	**(1,951)**	**—**	**(1,951)**
At December 31, 2001	**316**	**20,740**	**21,056**
ACCUMULATED AMORTIZATION			
At December 31, 1999	39	412	451
Charge for the year	21	3,646	3,667
Disposals	(8)	(19)	(27)
At December 31, 2000	52	4,039	4,091
Charge for the year	**32**	**3,715**	**3,747**
Disposal	—	—	—
At December 31, 2001	**84**	**7,754**	**7,838**
Net book value at December 31, 2000	2,028	16,698	18,726
Net book value at December 31, 2001	**232**	**12,986**	**13,218**

7. LONG-TERM INVESTMENTS

The Group's long-term investments as of December 31, 2001 and 2000 are summarized below:

LONG-TERM INVESTMENTS		Ownership		Carrying value	
	Activities	**2001**	**2000**	**2001**	**2000**
SUBSIDIARY COMPANIES					
OOO «Perminform»	Telecommunication	**100%**	100%	**—**	5,127
OOO «Perm-Telecom»	Telecommunication	**100%**	100%	**1,132**	1,132
ASSOCIATED COMPANIES					
«Parma-Pension»	Non-state pension fund	**28%**	28%	**677**	677
«Dinamo»	Football club	**35%**	35%	**132**	132
Center «Leader»	Consulting services	**27%**	27%	**132**	132
OTHER INVESTMENTS					
ZAO «RusleasingSvyaz»	Leasing	**7%**	7%	**618**	618
ASO «Ural-AIL»	Insurance	**8%**	8%	**270**	270
Center for Problems of Telecommunication Development	Non-commercial				
Study	partnership	**—**	—	**1,070**	—
Other				**598**	696
Total long-term investments, net				**4,629**	8,784

Prior to 2001 OOO «Perminform» was accounted for on the cost basis rather then consolidated. Commencing January 1, 2001, the accounts of OOO «Perminform» are included in the consolidated accounts of the Group.

All entities where OAO Uralsvyazinform has equity interest are registered in the Russian Federation and have December 31 as the reporting date.

Some subsidiary and associated companies are accounted for at cost in consolidated financial statement since there is no material effect on the Group's consolidated financial statements.

Other financial investments represent investments in the companies incorporated in the Russian Federation and primarily involved in telecommunications, leasing and sport activity. The Group's ownership interest in the investees does not exceed 20%. Group's management appraised recoverability of investments as of December 31, 2001. In this respect impairment was recognized. Amount of impairment loss is 67 (nil — in 2000) and is included in consolidated financial statement as Loss (gain) on valuation of investments.

Dividend income of 721 (nil — in 2000) from other financial investments is included in the income from investments in the accompanying consolidated income statement.

8. INVENTORIES

Inventories as of December 31, 2001 and 2000 comprised the following:

	2001	2000
Cable	**17,003**	12,156
Spare parts and materials	**80,662**	84,434
Goods for resale	**93,253**	54,020
Total inventories, net	**190,918**	150,610

Goods held for resale are primarily equipment for cellular communication including mobile telephones.

9. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of December 31, 2001 and 2000 comprised the following:

	2001	2000
Receivables from businesses	**96,180**	160,115
Receivables from government companies and organizations	**20,315**	48,214
Receivables from individuals	**141,518**	78,802
Less allowance for doubtful accounts	**(64,907)**	(82,186)
Total trade accounts receivable, less allowance for doubtful accounts	**193,106**	204,945

The allowance for doubtful accounts as of December 31, 2001 was estimated based on the receivables aging analysis.

10. OTHER CURRENT ASSETS

Other current assets as of December 31, 2001 and 2000 comprised the following:

	2001	2000
Prepayments and advances	**147,746**	54,021
VAT recoverable	**86,302**	9,131
Other taxes prepaid	**24,850**	9,330
Notes receivables	**38,874**	3,619
Other	**12,573**	11,279
Provision for other assets	**(2,013)**	(5,049)
Total other current assets	**308,332**	82,331

11. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2001 and 2000 consisted of the following:

	2001	2000
Cash in hand	**16,271**	9,163
Cash at bank-Rubles	**22,026**	29,790
Cash at bank-foreign currencies	**23,041**	27,973
Short term deposits-Rubles	**29,225**	1,358
Total cash and cash equivalents	**90,563**	68,284

12. SHAREHOLDERS' EQUITY

The share capital of the Group, authorized, issued and contributed in full, consists of common shares.

SHAREHOLDERS' EQUITY

	Number of Shares Authorized and Issued		Share Capital	
	2001	2000	2001	2000
Common shares	**8,743,938,000**	8,743,938,000	**1,049,273**	912,097
ISSUED AND PAID-UP At January 1	—	—	—	—
Increase in nominal value of shares	—	—	—	137,176
At December 31	**8,743,938,000**	8,743,938,000	**1,049,273**	1,049,273

The general meeting of the Group's shareholders held on June 15, 2001 approved previously proposed dividends for the year ending December 31, 2000 in the following amount:

COMMON SHARES	
0.0012 rubles per share	10,390
TOTAL	**10,390**

As a result of Group's operations in 2001, on April 25, 2002 the Board of Directors recommended distribution of dividends in the amount of 0.0012 rubles per common share for the total amount of RUR 10,493. These dividends were not accrued in the accompanying financial statements for the year 2001.

The basis for determining distributable profit is the Group's net income as determined under Russian statutory accounting regulations. Net income for the year 2001 determined under Russian statutory accounting regulations amounted to RUR 36,057.

13. SHORT AND LONG-TERM DEBT

Short-Term Borrowings

As of December 31, 2001 and 2000 short-term borrowings comprised the following:

Short-term loans:	2001	2000
BANK LOANS		
Sberbank	**661,811**	516,669
Alfa-Bank	**82,555**	72,882
Other	**163,786**	139,874
Total bank loans	**908,152**	729,425
LOANS FROM REGIONAL AUTHORITIES		
Town administration of Gubakha	**1,000**	1,188
Total loans from regional authorities	**1,000**	1,188
Total short-term loans	**909,152**	730,613

During 2001 the Group signed certain loan agreements with Joint Stock Bank Sberbank, a Russian legal entity. Under the terms of these agreements Sberbank was to open credit lines in Dollars and Rubles in the total amount of 1,471 thds. dollars and RUR 653,498. The loans were provided to finance the Group's working capital and were secured by telecommunication equipment with the carrying value of RUR 1,377,045.

During 2001 the Group signed certain loan agreements with Joint Stock Bank Alfa-Bank, a Russian legal entity. Under the terms of these agreements Alfa-Bank was to open credit lines in Euros and Rubles in the total amount of 3,589 thds. Euro and RUR 103,000. The loans were provided to finance the Group's working capital and were secured by telecommunication equipment with the carrying value of RUR 296,337.

Interest rates on short-term loans in 2001 and 2000 vary from 12.5% to 36% and from 15% to 40% per annum, respectively. Loans with the maturity date before August 16, 2002 were repaid by the Group on time.

Long-Term Loans

Long-term loans as of December 31, 2001 and 2000 are as follows:

Long-term loans:	2001	2000
BANK LOANS (NOTE (A)		
Vnesheconombank	**220,466**	287,693
Dresdner Bank	**135,400**	195,432
Other	**8,804**	86,246
Total bank loans	**364,670**	569,371
VENDOR FINANCING (NOTE (B)		
Alkatel	**362,740**	513,160
Total vendor financing	**362,740**	513,160
LOANS FROM REGIONAL AUTHORITIES		
Administration of Perm region	**12,121**	14,401
Administration of Komi-Perm district	**4,000**	6,654
Total loans from regional authorities	**16,121**	21,055
Total long-term loans	**743,531**	1,103,586
Less: current portion of long-term loans	**169,394**	310,347
Total long-term loans	**574,137**	793,239

Long-term borrowings are summarized by currency as follows:

	2001		2000	
	Amount in specified currency, thsd.	Thousand Rubles	Amount in specified currency, thsd.	Thousand Rubles
Russian Rubles	24,925	24,925	108,300	108,300
German Marks	—	—	50,350	799,853
Euro	27,127	718,606	6,292	195,432
Total long-term loans		743,531		1,103,585

The Group does not have hedge agreements in respect of its foreign currency obligations or interest risks.

As of December 31, 2001 the weighted average interest rate of long-term borrowings was approximately 5.1% (2000: 6.3%). Rates available to the Group for debt with similar terms and maturities during the year ended December 31, 2001 were not materially different to those as at December 31, 2001.

Loans with floating interest rates are generally linked to LIBOR or FIBOR and, where applicable, the weighted average rates have been estimated based on prevailing interest rates effective during the year ended December 31, 2001.

For certain loans with fixed interest rates the lender bank might unilaterally change the interest rate whenever the change in the Central Bank of the Russian Federation base rate is announced.

Long-term borrowings have the following maturity profile as of December 31, 2001:

a) Long-term bank loans:

2002	**102,952**
2003	**21,352**
2004	**74,265**
2005	**61,703**
2006	**39,210**
2007 and thereafter	**65,188**
Total	**364,670**

b) Long term vendor financing:

2002	**62,442**
2003	**67,260**
2004	**66,088**
2005	**56,809**
2006	—
2007 and thereafter	**110,141**
Total	**362,740**

The non-current portions of loans from regional authorities totaling RUR 12,121 are payable in 2003.

14. EQUIPMENT CONTRIBUTIONS

	2001	2000
Carrying value at January 1	166	178
Assets received free of charge	—	—
Amortization	(12)	(12)
Carrying value at December 31	**154**	166

Equipment contributions represent the unamortized deferred economic benefit from the assets received free of charge from other companies, organizations or individuals.

15. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2001 and 2000 included:

	2001	2000
Trade accounts payable	**289,630**	115,933
Accounts payable for capital construction	**261,213**	—
Advances received from subscribers	**57,160**	56,951
Accrued expenses	**2,418**	68,385
Wages payable	**35,114**	20,961
Lease payables	**5,699**	—
Other payables	**26,985**	19,218
Total accounts payable and accrued expenses	**678,219**	281,448

16. TAXES AND SOCIAL PAYABLES

Taxes and social payables as of December 31, 2001 and 2000 included:

	2001	2000
VAT	**33,686**	20,139
Income tax	**6,194**	32,460
Social security and payroll taxes	**27,064**	12,482
Property tax	**5,416**	5,129
Other	**6,979**	19,480
Total taxes and social payables	**79,339**	89,690

17. REVENUES

Revenues for 2001 and 2000 comprised:	2001	2000
BY TYPE OF SERVICE:		
Revenues from Subscribers		
Domestic long distance calls	**628,066**	632,650
Monthly recurring charges for local calls	**471,854**	387,128
International calls	**100,919**	95,118
Regular installation charges	**113,506**	112,401
Radio and television broadcasting	**69,876**	65,904
Telegraph	**23,925**	26,102
Mobile and paging services	**610,481**	358,269
Dedicated and leased lines	**17,856**	17,776
Data transfer	**6,509**	11,069
Timed charges for local calls	**118,958**	108,805
Sale of goods	**95,243**	66,635
Other sales	**137,391**	159,053
Total revenues from Subscribers	**2,394,584**	2,040,910
REVENUES FROM OPERATORS:		
Revenues from foreign operators	—	—
Revenues from national operators	**5,411**	10,225
Total revenues from operators	**5,411**	10,225
Total revenues	**2,399,995**	2,051,135
BY CUSTOMER GROUPS:		
Commercial entities	**1,085,225**	1,080,140
Residents	**1,151,970**	823,285
Organizations financed by the State	**162,800**	147,710
Total revenues from subscribers	**2,399,995**	2,051,135

Management estimates that approximately 6.3% (or approximately RUR 152,109) of total consolidated revenues in 2001 was transacted through barter (4.5% or approximately RUR 91,400 in 2000).

18. INTEREST INCOME, EXPENSE AND SIMILAR ITEMS

Interest income, expense and similar items as of December 31, 2001 and 2000 comprised:

	2001	2000
Interest income	**8,960**	15,007
Interest expense	**(172,395)**	(305,463)
Total interest income, expense and similar items	**(163,435)**	(290,456)

19. INCOME TAX

Income tax expense in 2001 and 2000 comprised:

	2001	2000
Current tax charge	**20,933**	90,201
Deferred tax charge (benefit)	**426,502**	(843,166)
Reserve for deferred tax asset	**(324,900)**	324,900
Effect of change in income tax rate	**146,171**	8,545
Income tax charge (benefit)	**268,706**	(419,520)

During the year 2001 the income tax rate was 34.5%.

Theoretical and actual income tax charges are reconciled as follows:

	2001	2000
Theoretical tax charge at statutory rate of 34.5% (2000: 30%)	**203,684**	104,900
Tax effect of permanent differences:		
Non-deductible expenses	**53,477**	159,457
Non-taxable income	**(7,675)**	—
Qualifying capital expenditure	**(34,943)**	(83,738)
Permanent elements of monetary loss	**205,886**	66,112
Deferred tax movement relating to changes in income tax rate	**146,171**	8,545
Effect of statutory fixed assets revaluation	**—**	(684,342)
Release of deferred tax reserve	**(273,446)**	—
Other	**6,515**	—
Inflation effect on deferred tax balance at beginning of year	**(30,963)**	9,546
Total tax charge for the year	**268,706**	(419,520)

Deferred income taxes

Differences between IFRS and statutory tax regulations give rise to temporary differences between the carrying value of assets and liabilities as presented in consolidated financial statements and their tax base. Tax effects of the movement on these temporary differences are recorded al the rate of 24% and 34.5% in 2001 and 2000, respectively.

INCOME TAX	2001	Movement in year	2000	Movement in year	1999
TAX EFFECTS OF FUTURE TAX DEDUCTIBLE ITEMS (TEMPORARY DIFFERENCES):					
Property, plant and equipment	**296,268**	**(550,054)**	846,322	846,322	—
Accounts payable	**580**	**(24,859)**	25,439	(27,819)	53,258
Accounts receivable	**16,061**	**9,217**	6,844	6,737	107
Inventories	**2,196**	**2,196**	—	—	—
Investment valuation difference	**1,869**	**1,869**	—	—	—
Other	**3,574**	**3,574**	—	—	—
Reserve for deferred tax	**—**	**324,900**	(324,900)	(324,900)	—
Gross deferred tax asset	**320,548**	**(233,148)**	553,696	500,331	53,365
TAX EFFECTS OF FUTURE TAX LIABILITY ITEMS (TEMPORARY DIFFERENCES)					
Property, plant and equipment	**—**	**—**	—	9,961	(9,961)
Inventories	**(1,631)**	**1,383**	(3,014)	(10)	(3,004)
Accounts receivable	**—**	**—**	—	2,078	(2,078)
Investment valuation difference	**—**	**352**	(352)	1,649	(2,001)
Other	**—**	**(16,364)**	16,364	(4,410)	20,774
Gross deferred tax liability	**(1,631)**	**(14,629)**	12,998	9,268	3,730
Net deferred tax asset (liability)	**318,917**	**(247,777)**	566,694	509,599	57,095

The most significant factor contributing to the deferred tax asset in the balance sheet as of December 31, 2001 and 2000 and the deferred tax charge in the income statement for the years then ended, is the carrying value of the Group's property, plant and equipment as of December 31, 2001. In accordance with IFRS, property, plant and equipment has been presented in the rubles current as of December 31, 2001. The Company has performed a revaluation of the fixed assets as of January 1, 2001 that has increased the statutory and taxable base of the property, plant and equipment over property, plant and equipment recognized in accordance with IFSR as of December 31, 2001. This resulted in a significant temporary taxable difference which is the major contributor to the deferred tax asset recorded in these consolidated financial statements as of December 31, 2000. This difference has decreased during 2001 resulting in the deferred tax charge in the income statement for the year ended December 31, 2001.

20. NON-STATE PENSION COSTS

In 2001 the Company signed the agreement for non-budgetary pension scheme with its associate company «Parma Pension». According to the agreement the Company makes monthly contribution in the amount not less then 50% of the minimal state pension (50 Rubles as of December 31, 2001) and not more then 10,000 Rubles per year per each employee, qualified to participate in the plan. A special Committee supervised by the Company approves retirees that would participate in the plan as well as the date of pension payments commencement, amount, duration and timing of the payments for each employee.

The Group's obligations under the plan were not significant as of December 31, 2001 as a limited number of retirees have been approved to participate in the plan.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group's financial instruments not carried at fair value are cash and cash equivalents, accounts receivable, other current assets, other non-current assets, accounts payable, other current payables, long-term borrowings and held-to-maturity investments.

The carrying value of cash and cash equivalents approximates their fair value due to short-term maturity of these financial instruments. Similarly, the carrying values of receivables and payables which are subject to normal trade credit terms approximate their fair values. The carrying values of long term investments net of impairment reserve approximate their fair values.

Fair value of financial assets and liabilities carried at cost or amortized cost approximated those at the balance sheet date.

The Group adopted IAS 39 at January 1, 2001. In accordance with the transitional provisions of that standard, the comparative financial statements for periods prior to the effective date of the standard have not been restated.

Disclosure of the nature of financial instrument and their significant terms and conditions that could affect the amount, timing and certainty of future cash flow is presented in the respective Notes to these financial statements, when applicable.

22. COMMITMENTS AND CONTINGENCIES

Capital Investment Commitments

As of December 31, 2001 the total contractual commitments of the Group for capital investments in modernization and expansion of the its network were 461,080 (in 2000: 78,891). Management believes that these investments will be mostly financed by vendor financing, bank loans and other borrowings.

Licenses

The major part of the Group's revenues is derived from operations conducted pursuant to licenses granted by the Ministry of the Russian Federation for Communications and Informatization. The principal operating and supplementary licenses expire in years ranging from 2003 to 2007. Management has no reason to believe that these licenses will not be renewed on the same terms or that any licenses will be suspended or terminated.

However, any termination or failure to renew all or any of these licenses may have a significant effect on the future financial condition and operations of the Group.

Land

As a result of the privatization carried out in 1994 the government lost control over OAO «Uralsvyazinform», and the Group, in turn, lost the privileges for the use of land. In the period from privatization to December 31, 2001 the Group incurred some expenses related to the use of land on which the Group's property, plant and equipment are located. At this time the management is unable to estimate the impact of future legislation regarding the use of such state-owned land by the Group.

Taxation

As of December 31, 2001, the Group provided for tax contingencies in the amount of RUR 9,057 (2000: RUR 37,981).

Insurance

The Russian insurance industry is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available in the Russian Federation. The Group has significant but not full insurance coverage for its network equipment, business interruption, or third party liability in respect of property or environmental damage arising from accidents with the Group's property or relating to the Group's operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial condition.

Claims

The Group is subject to several proceedings arising in the normal course of business. As of December 31, 2001 provision for any relevant contingencies was not recorded by the Group. As of December 31, 2000 the Group did not create any provisions for such losses.

Industry regulations

The Russian telecommunication industry is currently being reformed. Potential tariff changes and the ongoing restructuring of OAO Svyazinvest may significantly affect the Group's operations. Currently the management is unable to assess the impact of potential changes in the industry regulation on the financial condition and operations of the Group.

23. RELATED PARTIES

OAO Svyazinvest

As described in Note 1, the parent company of OAO «Uralsvyazinform» is the open joint stock company «Svyazinvest» (OAO Svyazinvest) with the controlling interest (75% minus 1 share) being owned by the Russian Federation.

It is critical for the Russian Federation to have an efficient telecommunication and data transfer network due to numerous reasons including economic, strategic and national security issues. The Government has and may be expected to continue to exercise significant influence over the operations of the OAO «Svyazinvest» and the Company, a subsidiary of OAO «Svyazinvest».

The Government's influence is not confined to its shareholding in OAO «Svyazinvest». It has general authority to regulate domestic long distance and local tariffs. In addition, the RF Ministry for Communications and Informatization has control over the licensing of providers of telecommunications services.

OAO «Rostelecom»

OAO «Rostelecom», subsidiary of OAO «Svyazinvest», provides long distance and international services in the Russian Federation. The Group has agreements with OAO Rostelecom for domestic and international long distance traffic. The respective costs of RUR 76,827 (2000: RUR 85,138) are included in Interconnection charges in the accompanying income statement. As of December 31, 2001, the Group has an outstanding payables due to OAO Rostelecom of RUR 21,399 (2000: RUR 9,813) reflected as Current liabilities in the accompanying balance sheet.

Transactions with State-Financed Organizations

State organizations are a significant element in the Group's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates and commercial organizations controlled by them. Entities financed by the State are users of the Group's network. These entities lease lines for which they are charged lower tariffs, approved by the MAP, than those charged to other customers. In addition, the Government may by law require the Group to provide certain services to its entities in connection with national security and the detection of crime.

Government subscribers (not including commercial organizations controlled by the state) accounted for approximately 7.1% (2000: 7,2%) of service revenues for the year ended 31 December 2001. As at December 31, 2001 amounts due from Government subscribers (net of provision for doubtful debts) were RUR 19,662 (2000: RUR 35,914).

Group's Investees

During 2001 and 2000 the Group conducted the following operations with its investees: payments for pension schemes, advertisement expenses, security services, rent and communication services.

OOO PRTK «Ural-Inform TV» provided advertising services to the Group. Total amount of services provided in 2001 was RUR 3,452. The Group provided services totalling RUR 758 to OOO PRTL «Ural-Inform TV» in 2001, including:

- Rent: RUR 525;
- communication services: RUR 220;
- canteen services: RUR 13.

OOO OP «Ohrana Svyazi» provided security services to the Group. Total amount of services provided in 2001 was RUR 32,537. The Group provided rental space for the total amount 72 to OOO OP «Ohrana Svyazi» in 2001.

The Group contributed RUR 5,668 to the Non-state Pension Fund «Parma» during 2001.

Directors' Remuneration

Directors total remuneration approximated RUR 16,854 in 2001 and RUR 11,829 in 2000. Accrued liabilities are included in accounts payable in amount RUR 183 and RUR 125 for 2001 and 2000, respectively.

Shares held by members of the Board of Directors are 841,197,720 shares as of December 31, 2001 (2000: 815,039,074 shares).

No loans have been granted to Directors.

24. SEGMENT REPORTING

The Group provides telecommunication (wireline and wireless) services and banking services in the Perm region. Management considers that the Group operates in one geographical segment. Banking services are not material (less then 10% of total operations) for the Group. Certain services provided between the wireline and wireless segments are not invoiced, and accordingly not recognized, between the branches of the Company performing such services. *During 2001 and 2000 information about business segments was as follows:*

SEGMENT REPORTING

	Wireline communications services		Wireline communications services		Other operations		Eliminations		Consolidated	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
REVENUE										
External sales	**1,556,880**	1,615,574	**705,724**	424,915	**137,391**	10,646	—	—	**2,399,995**	2,051,135
Inter-segment sales	—	—	—	—	**31,999**	16,574	**(31,999)**	(16,574)	—	—
Total revenue	**1,556,880**	1,615,574	**705,724**	424,915	**169,390**	27,220	**(31,999)**	(16,574)	**2,399,995**	2,051,135
RESULT										
Segment result	**248,419**	238,418	**532,476**	263,334	**9,733**	(10,390)	—	—	**790,628**	491,363
Unallocated corporate expenses									**(313,425)**	(155,821)
Operating profit									**477,203**	335,541
Interest expense and similar items									**(163,770)**	(290,456)
Gain/loss on financial investments									**721**	—
Other income/ /(expenses) (net)									**(44,435)**	15,318
Monetary gain/loss									**320,669**	289,264
Income tax expense (benefit)									**(268,706)**	431,401
Minority interest in subsidiaries									**(13,535)**	(5,938)
Net income									**308,147**	775,130
OTHER INFORMATION										
Segment assets	**3,437,142**	2,912,663	**354,139**	290,492	**139,383**	145,638			**3,930,665**	3,348,793
Unallocated corporate assets									**1,185,201**	1,075,779
Consolidated total assets									**5,115,866**	4,424,572
Segment liabilities	**63,453**	63,535	**14,550**	3,231	—	—			**78,003**	66,766
Unallocated corporate liabilities									**2,590,562**	2,232,186
Consolidated total liabilities									**2,668,565**	2,298,952
Capital expenditure	**475,980**	284,647	**309,355**	144,410	**190,204**	11,302				
Depreciation	**247,056**	165,899	**20,082**	15,579	**35,446**	62,115				

25. SUBSEQUENT EVENTS

Dividends

The board of Directors of OAO «Uralsvyazinform» proposed dividends for the year 2001 in the amount of RUR 10,493 (0,0012 rubles per common share). Dividends were approved at the annual general meeting of shareholders.

Service tariffs

Starting January 1, 2002 tariffs on local calls were increased by approximately 33%.

Introduction of EURO

Since January 1, 2002 the European Union has introduced Euro as a common currency for all member states. Consequently, all Group's current contracts expressed in local European currencies were amended to Euro at the fixed exchange rates of these currencies into Euro.

The Group is not exposed to any additional currency risks as a consequence of such changes in the contract currencies.

26. ISSUE OF BONDS

On August 22, 2002 the Company issued coupon non-convertible debentures with a nominal value of 1,000,000. These debentures mature 1080 days after the placement. The debentures accrue interest at the rate of 17.5% per annum that is paid quarterly.

Management of the Company believes that the cash received from the debentures issuance will be used for repayment of short-term loans and payments to vendors of telecommunication equipment.

ORGANIZATIONAL STRUCTURE OF JSC «URALSVYAZINFORM»

In 2001 Uralsvyazinform's organization underwent some changes. The number of the Company branches in the Perm region was reduced by 7. As of 1 January 2002 Uralsvyazinform had 16 Perm branches, 5 structural departments and 6 Urals macro-regional branches.


AGM
Board of Directors
General director
Management Board
BRANCHES IN THE PERM REGION
OPERATING ENTITIES
BRANCHES IN THE URALS REGION
Service center
O&M Centers
Perm territorial telecommunication node
Ekaterinburg
Berezniki
Lysva
Kurgan
NMT&AMPS O&M
Vereschagino
Otcher
Transport department
Tyumen
GSM O&M
Krasnokamsk
Osa
Khantymansiysk
Utility Enterprise «Svyazist»
Kudymkar
Solikamsk
Repair and Construction
Chelyabinsk
Kungur
Tchernushka
Yamal
Commercial center
Tchaikovsky
«Perm Payphone» department
Moscow Office

BOARD OF DIRECTORS

Anton I. Osipchuk
Chairman of the Board of Directors,
First Deputy General Director of OAO «Svyazinvest»,

Vladimir I. Rybakin
Vice-chairman of the Board of Directors
General Director of JSC «Uralsvyazinform»

Members of the Board of Directors

Vadim E. Belov — Deputy General Director of OAO «Svyazinvest»

Alla B. Grigorieva — Deputy Director of Division, Chief of Department, Corporate Management Division OAO «Svyazinvest»

Yuri A. Bilibin — Assistant to the General Director of OAO «Svyazinvest»

Vladimir A. Zhuk — Chairman of the Regional Communications Trade Union Committee

Leonid M. Perminov — shareholder in Uralsvyazinform

MANAGEMENT BOARD OF JSC «URALSVYAZINFORM»

Chairman **— Vladimir I. Rybakin**

MEMBERS:

- **Valery G. Bakov** — Deputy General Director-Perm Territorial Telecommunications Node Director
- **Andrey Y. Belobokov** — Deputy General Director (Strategic Planning)
- **Oleg I. Bukharinov** — Deputy General Director-Director of Service Center
- **Vladimir K. Zavidov** — Berezniki Branch Director
- **Nadezhda A. Kalashnikova** — Head of Legal Department
- **Valery N. Kovylyaev** — Kydimkar Branch Director
- **Sergey I. Kuzyaev** — Deputy General Director for Finance
- **Lidia V. Onuchina** — Deputy General Director-Chief Accountant
- **Oleg P.Orlov** — Deputy General Director for Capital Construction
- **Alexander A. Palkin** — Lysva Branch Director
- **Victor P. Sanachiev** — 1st Deputy General Director
- **Anatoly Y. Ufimkin** — Chelyabinsk Macro-Regional Branch Director
- **Alexander P. Fedoseev** — Deputy General Director for Technologies and Investments
- **Vladimir G. Chukavin** — Kungur Branch Director

ADMINISTRATION OF URALSVYAZINFORM

Vladimir I. Rybakin	— General Director
Victor P. Sanachiev	— 1st Deputy General Director
Valery G. Bakov	— Deputy General Director (Director of Perm Territorial Telecommunications Node)
Andrey Y. Belobokov	— Deputy General Director (Head of Strategic Planning Dept.)
Alexey Bodrashov	— Deputy General Director (Director of Moscow Office)
Oleg I. Bukharinov	— Deputy General Director (Director of Service Center)
Alexander V. Vlassov	— Deputy General Director (Director for Cellular Technologies)
Vyacheslav N. Davydkin	— Deputy General Director for Marketing
Sergey I. Kuzyaev	— Deputy General Director for Finance
Larissa V. Nagovitsina	— Deputy General Director for Personnel
Antonina F. Nevostrueva	— Deputy General Director for PR (Head of Press—center)
Lidia V. Onuchina	— Deputy General Director (Chief Accountant)
Oleg P. Orlov	— Deputy General Director for Capital Construction
Alexander M. Osipov	— Deputy General Director for O&M—Head of Telephone Networks Operation Dept
Vladimir V. Popov	— Deputy General Director for International Relations
Alexander P. Fedoseev	— Deputy General Director for Technologies and Investments

2001

ОАО «Уралсвязьинформ»

Адрес:

614096, г. Пермь, ул. Ленина, 68

Телефон (3422) 34-12-00.

Факс (3422) 34-33-36.

Электронная почта: usi@uralsviazinform.com

Интернет: www.uralsviazinform.ru

www.uralsviazinform.com

АГЕНТСТВО «СТИЛЬ-МГ»

Адрес: Россия, 614990, ул. Дружбы, 34.

Телефон (3422) 48-65-22.

E-mail: style@perm.raid.ru

Дизайн: Агентство «Стиль-МГ».

Печать: Типография «Гарант-Принт»

Телефон/факс: (3412) 36-81-66, 36-79-11.

E-mail: gprint@udmnet.ru

JSC «Uralsvyazinform»

Company address:

68 Lenin st., Perm 614096, Russia

Ph.: +7 3422 34 12 00

Fax: +7 3422 34 33 36

usi@uralsviazinform.com

www.uralsviazinform.ru

www.uralsviazinform.com

STYLE-MG LIMITED

Address: 34 Druzba st., 614990, Russia

Ph: +7 (3422) 48-65-22.

E-mail: style@perm.raid.ru

Design: Style-MG limited.

Print: Print shop «Garant-Print»

Ph/fax: +7 (3412) 36-81-66, 36-79-11.

E-mail: gprint@udmnet.ru